As filed with the United States Securities and Exchange Commission on May 11, 2023.

Registration No. 333-264165

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1/A

(AMENDMENT NO. 10)

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Strong Global Entertainment, Inc.

(Exact Name of Registrant as Specified in Its Charter)

British Columbia, Canada	3861	N/A
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

5960 Fairview Road, Suite 275

Charlotte, NC 28210

(704) 471-6784

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Mark D. Roberson

Chief Executive Officer

5960 Fairview Road, Suite 275

Charlotte, NC 28210

(704) 471-6784

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Mitchell Nussbaum, Esq.	Oded Har-Even, Esq.
Janeane R. Ferrari, Esq.	Ron Ben-Bassat, Esq.
Loeb & Loeb LLP	Angela Gomes, Esq.
345 Park Avenue	Sullivan & Worcester LLP
New York, NY 10154	1633 Broadway
Phone: (212) 407-4000	New York, NY 10019
Fax: (212) 407-4990	Phone: (212) 660-3000
Fax: (212) 660-3001

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED MAY 11, 2023

1,000,000 Shares

Class A Common Voting Shares

Strong Global Entertainment, Inc.

This is a firm commitment initial public offering of Class A Common Voting Shares (“Class A Shares” or “Common Shares”) of Strong Global Entertainment, Inc., a company incorporated under the Business Corporations Act (British Columbia) (“we”, “us”, “our” or the “Company”). We are selling Common Shares described below. Prior to this offering, there has been no public market for our Common Shares. We anticipate that the initial public offering price of our Common Shares will be $5.00.

Our Common Shares have been approved for listing on the New York Stock Exchange American (“NYSE American”) under the symbol “SGE,” subject to official notice of issuance.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”) and have elected to comply with certain reduced public company reporting requirements. See “Prospectus Summary—Emerging Growth Company Status” for additional information.

After the completion of this offering, FG Group Holdings Inc., a Nevada corporation (formerly Ballantyne Strong, Inc.) (“FG Group Holdings” or “Parent”), will continue to control a majority of the voting power of our Common Shares eligible to vote in the election of our directors. In addition, FG Group Holdings will indirectly own all of our issued and outstanding Class B Limited Voting shares (“Class B Shares”) which provide the holders thereof certain board appointment rights. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE American. See “Management— Director Independence and Controlled Company Exception” and “Principal Shareholders.”

Investing in our Common Shares involves a high degree of risk. See “Risk Factors” beginning on page 17 of this prospectus for a discussion of the risks that you should consider in connection with an investment in our Common Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

		Per Share		Total
Initial public offering price	$		$
Underwriting discounts and commissions(1)	$		$
Proceeds to us, before expenses	$		$

(1)	In addition, we have agreed to reimburse the representative of the underwriters for certain fees and expenses, including a non-accountable expense allowance equal to 1% of the initial public offering price payable to the underwriters. We refer you to “Underwriting” beginning on page 96 for additional information regarding underwriters’ compensation.

We have granted a 45-day option to the representative of the underwriters to purchase up to an additional 150,000 Common Shares, or 15% of the total number of Common Shares sold in this offering, solely to cover over-allotments, if any. If the underwriters exercise their option in full, the total underwriting discounts and commissions payable by us will be $            , and the total proceeds to us, before expenses, will be $            .

The underwriters expect to deliver the Common Shares to purchasers on or about                   , 2023.

ThinkEquity

The date of this prospectus is                    , 2023.

IMAX
Global Supplier

CINEMARK
Global Supplier

100%
Service Coverage Across the U.S.

AMC
U.S. Supplier

12+
Countries Worldwide

53%
2022 Revenue Growth

THE FUTURE OF ENTERTAINMENT

STRONG
GLOBAL ENTERTAINMENT

STRONG GLOBAL ENTERTAINMENT, INC.

Neither the Company nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of the Company. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide to you. We are offering to sell, and seeking offers to buy, Common Shares only under circumstances and in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Common Shares.

Unless the context requires otherwise, (a) references to “Strong Global Entertainment,” the “Company,” “we,” “us” and “our” refer to Strong Global Entertainment, Inc., and its consolidated subsidiaries after giving effect to the transactions described under the section titled “The Separation Transaction” (the “Separation”), and (b) references to “FG Group Holdings” and “Parent” refer to FG Group Holdings Inc., Strong Global Entertainment’s indirect parent, and its consolidated subsidiaries other than Strong Global Entertainment and Strong Global Entertainment’s subsidiaries. Unless the context requires otherwise, statements relating to our history in this prospectus describe the history of FG Group Holdings’ Entertainment operating segment (the “Entertainment Business”).

i

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Common Shares offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Common Shares in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

Until                  , 2023, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

INDUSTRY AND OTHER DATA

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. While we believe that the statistical data, market data and other industry data and forecasts are reliable, we have not independently verified the data. Information that is based on estimates, forecasts, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information based on various factors, including those discussed in the section titled “Risk Factors.”

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own or have rights to use a number of registered and common law trademarks, service marks and/or trade names in connection with our business in the United States and/or in certain foreign jurisdictions. Strong Global Entertainment will own these trademarks after completion of the Separation.

Solely for convenience, most trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

ii

PROSPECTUS SUMMARY

This summary highlights certain information about us and this offering contained elsewhere in this prospectus, but it is not complete and does not contain all of the information you should consider before investing in our Common Shares. In addition to this summary, you should read this entire prospectus carefully, including the risks of investing in our Common Shares and the other information discussed in the section titled “Risk Factors,” and the financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements as a result of certain factors, including those set forth in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

You should read the entire prospectus carefully, including the “Risk Factors” beginning on page 17, and our financial statements and the notes to the financial statements included elsewhere in this prospectus, and our management’s discussion and analysis of financial condition and results of operations. As used throughout this prospectus, the terms “Strong Global Entertainment,” the “Company,” “we,” “us,” or “our” refer to Strong Global Entertainment, Inc.

We describe in this prospectus the businesses that will be contributed to us by FG Group Holdings (previously known as Ballantyne Strong, Inc.) as part of our separation from FG Group Holdings as if they were our businesses for all historical periods described. Please see the section titled “The Separation Transaction” for a description of the Separation. Our historical and unaudited pro forma financial information included in this prospectus is not necessarily indicative of our future financial condition, results of operations or cash flows, nor does it reflect what our financial condition, results of operations or cash flows would have been as an independent public company during the periods presented. In particular, the historical financial information included in this prospectus is not necessarily indicative of our future results of operations, financial condition or cash flows.

General

We believe Strong Global Entertainment is positioned to be a leader in the entertainment industry, as FG Group Holdings has provided mission critical products and services to cinema exhibitors and entertainment venues for over 90 years.

We believe that we have cultivated a leadership position built on our exceptional reputation for quality and service in the industry. We manufacture and distribute premium large format projection screens, provide comprehensive managed services, technical support and related products and services primarily to cinema exhibitors, theme parks, educational institutions, and similar venues.

As a manufacturer and distributor of projection screens systems, we have contractual relationships to supply projection screens to major cinema exhibitors, including IMAX Corporation (“IMAX”), AMC Entertainment Holdings (“AMC”), and Cinemark Holdings, Inc. (“Cinemark”), and other cinema operators worldwide. In addition to traditional projection screens, we also manufacture and distribute our Eclipse curvilinear screens, which are specially designed for theme parks, immersive exhibitions, as well as simulation applications.

We also provide maintenance, repair, installation, network support services and other services to cinema operators, primarily in the United States. Many of our customers choose annual managed service arrangements for maintenance and repair services. We also provide maintenance services to customers on a time and materials basis. Our field service and Network Operations Center (“NOC”) staff work hand in hand to monitor and resolve system and other issues for our customers. Our NOC, staffed by software engineers and systems technicians, operates 24/7/365 and monitors our customers’ networked equipment remotely, often providing proactive solutions to systems’ issues before they cause system failures.

In March 2022, we launched Strong Studios, Inc. (“Strong Studios”), a Delaware corporation and a wholly owned subsidiary of Strong Technical Services, Inc. (“STS”). The goal in launching Strong Studios is to expand our Entertainment Business to include content creation and production of feature films and series. The launch of Strong Studios is intended to further diversify our revenue streams and increase our addressable markets, while leveraging and expanding our existing relationships in the industry.

The coronavirus pandemic (“COVID-19”) and inflationary pressures have been posing and may continue to pose challenges for our business. The COVID-19 global pandemic resulted in a significant impact to our customers and their ability and willingness to purchase our products and services. A significant number of our customers temporarily ceased operations at times during the pandemic, some of which continue to operate under COVID-19 restrictions. As such, we have experienced, and may continue to experience an impact on our results of operations.

Key Trends Driving our Markets

The following trends positively impact the outlook for the entertainment industry:

●	Post-COVID-19 Recovery — We believe there is pent-up demand for out-of-home entertainment that will drive favorable trends post-COVID-19 in the cinema exhibition and theme park industries. For example:

○	Avatar: The Way of Water ranks in the top 10 of highest grossing films globally of all time
○	Domestic box office gross receipts during 2022 increased approximately 64% over 2021
○	The Batman was IMAX’s largest March opening since 2019
○	Spider-man ranks #3 of top grossing films domestically of all time
○	Spider-man delivered Cinemark’s biggest opening night of all time

The industry-wide reopening post-COVID has resulted in a recovery of our revenue amounts:

●	Blockbuster Studio Releases – According to the Hollywood Reporter, “Box Office Rebound: “Exhibitor Carnage Is in the Past,” the pace of Hollywood blockbuster movies scheduled for release to cinemas is poised to accelerate and is already creating stronger-than-expected demand trends. According to CNBC, 2023 is expected to have a much stronger slate of films than 2022, both in terms of number of films and diversity of content. These factors, along with the return of exclusive theatrical releases, is encouraging industry analysts who are predicting movie theaters to rebound to near pre-pandemic levels by 2023.

Box Office Performance Driven by Hollywood Blockbusters

●	Increasing Trend of Outsourcing in the Cinema Industry — We believe that cinema operators are increasing their use of outsourced services as they seek to reduce internal operating costs and maintain operational flexibility post-COVID-19. In September 2020, we became the exclusive provider of managed services for all of Marcus Theatres’ cinema locations nationwide. These managed services include 24x7x365 monitoring, technical support, and maintenance on all projection and audio equipment across more than 1,100 screens.

●	Upgrade Cycle from Xenon to Laser Projection — We believe the transition from xenon projection to laser protection in the cinema exhibition industry will accelerate and continue over the next decade. Several exhibitors have publicly discussed plans to upgrade to an all-laser projection strategy, notably Cinemark and IMAX, to further improve the quality of the theatrical experience. In addition, in April 2022, AMC announced an agreement with Cinionic, Inc. to install Barco laser projectors in 3,500 of its U.S. auditoriums through 2026. We expect this upgrade cycle to drive increased demand for screen replacement as well as for our services to de-install, install and upgrade new and existing projection equipment.

●	Consolidating Industry – The cinema exhibition industry was consolidating via mergers and acquisitions pre-COVID-19. We expect consolidation of the supplier side of the cinema exhibition industry to accelerate post-COVID-19.

●	Growing Demand for Content and Convergence of Streaming and Cinema –

The global entertainment business continues to grow and evolve, with the following factors contributing to increasingly favorable environment for content.

○  Spending for new content continues to rise — In 2022, the top nine streaming giants spent $140.5 billion on content, and with a projected 10% annual increase, they are expected to increase that spend to a combined $172 billion by 2025.

○  Convergence of streaming and cinema — Amazon announced in November 2022 that they plan to spend $1 billion per year to produce movies for theatrical release. In March 2023, Apple also announced plans to invest $1 billion per year for content that will be released directly to theatres.

○  Global subscribers to streaming services is up — Since 2019, the number of global customers subscribing to streaming video platforms has grown from 642 million to more than 1.1 billion, a 71% leap. Over the next few years, this rise is expected to continue to 1.6 billion in 2025.

Competitive Strengths

We believe the following strength and attributes position Strong Global Entertainment for accelerating growth.

●

Partnerships with Industry Leaders — We believe our reputation for superior quality and customer service have made us the go-to screen provider for many of the leading operators in the industry. We provide projection screens and managed services to all of the top cinema operators in North America, including AMC, IMAX, Cinemark, Regal and many other regional cinema operators. We believe that we provide a majority of the large format projection screens used by the major operators in North America, including exclusive supply contracts with AMC and Cinemark, and we believe we also supply IMAX with substantially all of its projection screens globally. There is greater pressure on theaters to differentiate their experience from the at-home experience. We believe the global trend for premium entertainment plays to Strong Global Entertainment’s strengths. The table below includes the top cinema companies in North America, all of which are our customers:

Circuits	Screens	Sites	Customer	Exclusive
AMC Entertainment Holdings, Inc.[1]	7,712	591	X	X
Regal Cinemas (Cineworld Group PLC)[2]	6,474	478	X
Cinemark Holdings, Inc.[1]	4,392	318	X	X
Cinepolis[3]	4,317	516	X
Cineplex Entertainment LP4	1,641	158	X
Marcus Theaters Corp.[5]	1,053	84	X	X

1)	Represents the quantity in the United States as of December 2022, for which we are the exclusive supplier of screen products.
2)	Represents the quantity in the United States as of December 2022.
3)	Represents the quantity in the United States and Mexico as of February 2023.
4)	Represents the quantity in Canada as of December 2022.
5)	Represents the quantity in the United States as of December 2022, for which we are the exclusive provider of both screen products and technical services.

●	Innovator in the Industry — We are constantly innovating as exemplified by our new, rapidly growing Eclipse curvilinear screen division which specially designs screens with proprietary coatings for maximum viewer engagement in media-based attractions and immersive projection environments. Our screens were used in the much publicized Van Gogh: The Immersive Experience exhibit that wowed audiences with its all-encompassing experience of art, light, sound, movement and imagination. In July 2021, we also collaborated with Illuminarium Intermediate (Cayman), LLC in Atlanta, Georgia and plan to assist them in other cities as they expand their sensory cinema business. Eclipse screens are also used in theme parks and military simulation applications.

●	Turn-Key, Vertically Integrated Partner — We offer a comprehensive turn-key solution for our customers, offering projection and audio equipment, projection screen systems, as well as installation, break/fix on demand and outsourced managed services providing customers with a one-stop shop for their needs.

●	World-Class and Scalable Manufacturing and Research & Development (“R&D”) — We manufacture our screens in an approximately 80,000 square-foot facility in Joliette, Quebec, Canada (the “Joliette Plant”) that we plan to lease on a long term basis from Strong/MDI (as defined below). The Joliette Plant is unique with two 90-foot-high screen coating towers which allows us to produce and finish large screens to precise specifications. The Joliette Plant also includes polyvinyl chloride (“PVC”) welding operations with programmable automations and areas dedicated to the manufacture of our paints and coatings used on all our screens, as well as dedicated in-house chemists and R&D capabilities. We believe that our quality control procedures, in-house paint and coating capabilities and the quality standards for the products that we manufacture contribute significantly to our reputation for high performance and reliability.

●	Strong Studios launches with proven management and a portfolio of content and projects — In March 2022, we launched Strong Studios with an experienced team and the acquisition of rights to a slate of motion picture and television series from Landmark Studio Group LLC (“Landmark”), a Chicken Soup for the Soul Entertainment, Inc. (Nasdaq: CCSE) (“CSSE”) company. One new scripted television series, Safehaven, commenced production in 2022 and another scripted television series, Flagrant, is expected to begin production in 2023. The Company has agreed to sell the distribution rights of Safehaven to Screen Media Ventures LLC (“SMV”), a CSSE subsidiary, for a total of $6.5 million and will also participate in a share of the profits of the series.

Growth Strategy

●	Increase Our Sales Efforts to Grow Our Customer Base and Increase Our Share of Our Customers’ Businesses — We have expanded our direct sales force to position Strong Global Entertainment to gain market share post-COVID-19. We intend to continue to increase our sales efforts to grow our customer base and increase the share of our existing customer’s businesses.

●

Geographic expansion — Although we believe we are a market leader in North America, we also believe we have a significant opportunity to expand our projection screen business and our services in the European and Asian markets. We have opened a new outsourced screen finishing facility in China and believe that local presence will allow us to better serve our existing customers in the market and potentially to expand our reach. We opened an outsourced finishing facility in Belgium and may pursue similar strategies in other markets to better serve our customers and open additional growth opportunities.

●	Strategic Acquisitions and Industry Partnerships — We believe the cinema equipment and service markets are highly fragmented and that we can materially increase our revenues and scope through selected acquisitions and/or increased strategic partnerships with other players in the industry. In August 2021, we announced a preferred commercial relationship with Cinionic, Inc., the world’s leading provider of laser cinema solutions, to enhance the services to operators across North America. We believe this relationship enhances our ability to service our valued customers by providing increased access to technology, better training for our technicians and will strengthen our global reach due to closer relationships with their international sales teams.

●	Diversify Screen Business into Theme Parks and Other Non-Cinema Applications — Over the past several years, we began to diversify our business beyond cinema, including our Eclipse immersive product line and other products targeted to theme parks and immersive exhibits. Our Eclipse curvilinear screen division, designs screens with proprietary coatings for maximum viewer engagement in media-based attractions and immersive projection environments. In addition, the innovation of immersive art experiences reflects the market opportunity evidenced by the success of the nationwide tour of Van Gogh; The Immersive Experience, for which Strong Global Entertainment provided the projection screens. We believe Strong Global Entertainment is uniquely positioned to benefit from trends outside the theatrical cinema market.

●	Capitalize on Laser Upgrade Cycle — Cinema operators have begun upgrading from Xenon lamp projectors to Laser projectors which we expect will drive additional demand for new screens and managed services. Laser projectors offer better quality than lamp alternatives, require less frequent bulb replacement, and consume up to 80% less energy lowering overall operating costs for the exhibitor.

Recent Developments

On March 3, 2022, Strong Studios, a wholly-owned subsidiary of STS, acquired, from Landmark, original feature films and television series, and has been assigned third party rights to content for global multiplatform distribution. The transaction entailed the acquisition of certain projects which are in varying stages of development, none of which have, as yet, produced revenue. In connection with such assignment and purchase, Strong Studios agreed to pay to Landmark approximately $1.7 million in four separate payments, $0.3 million of which was paid by FG Group Holdings upon the closing of the transaction. Strong Studios expects to reimburse FG Group Holdings for the $0.3 million paid to Landmark. We also have agreed to issue to Landmark no later than 10 days after the consummation of this offering, a warrant to purchase up to 150,000 of our Common Shares of the Company, exercisable for three years beginning six months after the consummation of this offering, at an exercise price equal to the per-share offering price of our Common Shares in this offering (the “Landmark Warrant”). The Landmark Warrant allows for cashless exercise in certain limited circumstances and provides for certain registration rights for such warrant shares.

The Company reviewed the acquisition of the projects from Landmark from an accounting perspective and concluded substantially all of the fair value of the gross assets acquired is concentrated in a group of similar identifiable assets. Therefore, the Company determined the transaction was not the acquisition of a business, but instead should be treated as an asset acquisition. Costs of acquiring and producing films and television programs are capitalized when incurred. In connection with the transaction, the Company allocated the $1.7 million acquisition price to the various projects under development based upon the historical costs incurred by Landmark, which the Company believes approximates fair value. The Company also recorded a liability for the $1.4 million of remaining installment payments it will make to Landmark. Finally, the Company also determined the fair value of the Landmark Warrant and allocated an additional $0.4 million to the various projects under development. The Company will recognize the remaining payment obligations due to Landmark when the contingencies are resolved and the amounts become payable.

During the second quarter of 2022, Safehaven 2022, Inc. (“Safehaven 2022”) was established to manage the production and financing of the Safehaven television series, one of the projects acquired from Landmark. Strong Studios owns 49% of Safehaven 2022 and the remaining 51% is owned by Unbounded Services, LLC (“Unbounded”). Unbounded will serve as a co-producer on the project and will manage the day to day activities of the project.

As part of the Landmark transaction, Strong Studios entered into a distribution agreement with SMV, pursuant to which SMV agreed to purchase the global distribution rights to Safehaven 2022 for $6.5 million upon delivery. This distribution agreement, along with the project’s intellectual property, was assigned to Safehaven 2022 and serves as collateral for the production financing at Safehaven 2022.

The Company reviewed its ownership in Safehaven 2022 and concluded that it has significant influence, but not a controlling interest, in Safehaven 2022 based on its ownership being less than 50% along with having one of three representatives on the board. The Company also reviewed whether it otherwise had the power to make decisions that significantly impact the economic performance of Safehaven 2022 and concluded that it did not control the entity and is not the primary beneficiary. Accordingly, the Company will apply the equity method of accounting to its equity holding in Safehaven 2022 and will record its proportionate share of the net income/loss resulting from the equity holding as a new single line item captioned “equity method holding income (loss)” on its statement of operations.

In September 2022, Strong/MDI announced the introduction of its new HGA ReAct 1.4 Screen. The HGA React 1.4 was specifically developed for the new generation of high-resolution laser projectors.

In September 2022, STS introduced its new digital content delivery service. The new service enables STS customers to upload and distribute content from one convenient digital feed rather than downloading content files from multiple file-hosting services.

In December 2022, Strong/MDI announced that it entered into an exclusive three-year cinema screen supply agreement with Marcus Theatres.

In January 2023, Strong Studios amended its agreement with SMV resulting in Strong Studios retaining the worldwide global distribution rights for the Flagrant series and releasing SMV from the obligation to purchase the distribution rights for the series.

In January 2023, Strong/MDI entered into a demand credit agreement (the “2023 Credit Agreement”) with a bank, which amended and restated the 2021 Credit Agreement (as defined below). The 2023 Credit Agreement consists of a revolving line of credit for up to CAD$5.0 million and a 20-year installment loan for up to CAD$3.1 million. In connection with the Separation, the amount available under the revolving line of credit decreased to CAD$3.4 million, and the bank has provided an undertaking to Strong/MDI to a release of security required to effect the Separation.

Industry Challenges

Recent challenges and negative trends for the industry and the Company include the continuing impact of COVID-19 on the global economy and on cinema and amusement operators, and as detailed below:

●	Our business and the operations of our customers were severely impacted by the pandemic, and may continue to be impacted in future periods as a result of the pandemic. Although, most cinema operators in the United States are now open and studios have started to accelerate the release of new content to exhibitors, the COVID-19 pandemic and the additional variants may increase the possibility of additional closures or other measures in the future that could negatively impact the industry, and the Company’s business as a result.

●	In addition, COVID-19 accelerated the adoption of streaming and changes to the theatrical window which may negatively impact the cinema exhibition industry in the future.

●	We have also seen inflationary pressures and disruptions in our supply chain recently that could impact the availability of certain products we sell to our customers, as well as the cost of materials, labor and freight, which could pose challenges to our ability to maintain or increase margins. For example, certain projector manufacturers are experiencing supply chain constraints, which could impact lead times for delivery of laser projectors to our customers and thereby affect the timing and amount of our revenues.

●	Certain of the larger exhibitors in the cinema industry carry high levels of debt on their balance sheets resulting from pre-COVID acquisitions. Cineworld Group Plc, the parent company of Regal Cinemas and one of the largest cinema operators, initiated Chapter 11 bankruptcy proceedings on September 7, 2022 to restructure their balance sheet and alleviate their debt burden. Financial stress at our customers in general, and the Cineworld proceedings specifically, could impact our business by reducing overall exhibitor purchasing and payment on accounts receivable.

The Separation

Currently, we are a wholly-owned subsidiary of Strong/MDI Screen Systems, Inc. (“Strong/MDI”), a company incorporated under the laws of Quebec, Canada, which owns all of our outstanding Common Shares and will own all of our outstanding Class B Shares. Strong/MDI owns all of the outstanding Common Shares of Strong/MDI Screen Systems, Inc., a company incorporated under the laws of British Columbia (“Strong Entertainment Subco”). Strong/MDI is wholly-owned by FG Group Holdings. FG Group Holdings also owns all of the outstanding capital stock of STS.

Prior to the completion of this offering, we will enter into various agreements that will govern the Separation of the Entertainment Business from FG Group Holdings and its contribution to us. A summary of these agreements is set forth under the heading “Certain Relationships and Related Party Transactions”. These agreements will take effect immediately prior to the closing of this offering and provide for, among other things, the contribution: (i) from Strong/MDI to Strong Entertainment Subco of assets comprising Strong/MDI’s operating business, except the Joliette Plant and the installment 20-year loan collateralized by the Joliette Plant, pursuant to the Master Asset Purchase Agreement; (ii) from FG Group Holdings to STS of a limited number of contracts and intellectual property used in the Entertainment Business, pursuant to an asset transfer agreement between FG Group Holdings and STS (the “FG Group Holdings Asset Transfer Agreement”); and (iii) of 100% of the outstanding Common Shares of Strong Entertainment Subco and 100% of the outstanding shares of capital stock of STS through certain share transfer agreements between FG Group Holdings and Strong/MDI and Strong/MDI and us (collectively, the “Share Transfer Agreements”). In addition to the above contributions, Strong/MDI has committed under the Master Asset Purchase Agreement (upon closing of this offering), to lease the Joliette Plant to Strong Entertainment Subco under a long term lease agreement (fifteen (15) year lease, with the option of Strong Entertainment Subco to renew for five (5) consecutive periods of five years each, with a right of first refusal to purchase the Joliette Plant in the event that Strong/MDI wishes to sell the property to a third-party in the future) (the “Joliette Plant Lease”).” For more information regarding the assets and liabilities to be transferred to us, see our unaudited pro forma condensed combined financial statements and the related notes included elsewhere in this prospectus.

As a result of the transactions noted above, we will lease the Joliette Plant under a long-term lease, and acquire all of the assets and liabilities related to the screen manufacturing business held by Strong/MDI and/or FG Group Holdings and all of the shares of STS. In exchange, we will issue to Strong/MDI additional Common Shares and Class B Shares.

In addition, in connection with the Separation, effective upon the closing of this offering, we and FG Group Holdings intend to enter into a management services agreement (the “Management Services Agreement”) that will provide a framework for our ongoing relationship with FG Group Holdings. For a description of this agreement, see “Certain Relationships and Related Party Transactions—Relationship with FG Group Holdings—Management Services Agreement.” We refer to the separation transactions, as described in the section titled “The Separation Transaction” as the “Separation.”

The diagram below depicts a simplified version of our current organizational structure, together with the governing law of each corporate entity.

The diagram below depicts a simplified version of our organizational structure immediately following the completion of the Separation and the closing of this offering, together with the governing law of each corporate entity, assuming the underwriters do not exercise their over-allotment option.

* The percentage calculation does not take into account the restricted stock units (“RSUs”) to be issued to our directors and officers upon the completion of this offering (see “Executive and Director Compensation—Long-Term Incentives—Equity Grants”).

Controlled Company

Immediately following the completion of this offering, we expect that FG Group Holdings will control approximately 85.7% of our outstanding Common Shares (or approximately 83.9% if the representative of the underwriters exercises its over-allotment option in full), which percentage calculation does not take into account the RSUs to be issued to our directors and officers upon the completion of this offering (see “Executive and Director Compensation—Long-Term Incentives—Equity Grants”), and 100% of our Class B Shares. Accordingly, we will be considered a “controlled company” under the NYSE American rules. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including the requirement to have a board comprised of a majority of independent directors. We do not intend to take advantage of these exemptions following the completion of this offering, but may do so. See “Management— Director Independence and Controlled Company Exception.”

Emerging Growth Company Status

We are an “emerging growth company” within the meaning of the JOBS Act. For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions until we are no longer an emerging growth company. We may remain an emerging growth company for up to five years, although we will lose that status as of the last day of the fiscal year in which we have more than $1.235 billion of revenues, have more than $700 million in market value of our Common Shares held by non-affiliates (assessed as of the most recently completed second quarter), or if we issue more than $1.0 billion of non-convertible debt over a three-year period.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have irrevocably elected not to avail ourselves of this exemption and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

Implications of Being a Smaller Reporting Company

Additionally, we are a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K of the Securities Act (“Regulation S-K”). Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company for future fiscal years so long as (1) the market value of our Common Shares held by non-affiliates is less than $250 million as of the end of that year’s second fiscal quarter, or (2) our annual revenues are less than $100 million for the previous fiscal year and the market value of our Common Shares held by non-affiliates does not equal or exceed $700 million as of the end of such future fiscal year’s second fiscal quarter.

Corporate Information

We were incorporated on November 9, 2021, under the Business Corporations Act (British Columbia) (the “BCBCA”). Our principal executive offices are located at 5960 Fairview Road, Suite 275, Charlotte, NC 28210, and our telephone number is (704) 471-6784. The Company’s website address is www.strong-entertainment.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our Common Shares.

Summary Risk Factors

We face numerous risks that could materially affect our business, financial condition, results of operations, and cash flows. Many of the risks summarized below and described herein historically relate to our operations as part of FG Group Holdings. Following the Separation, these risks will apply to us and our business going forward. Our management believes that the most significant of these risks include the following:

●	Our operating results could be materially harmed if we are unable to accurately forecast demand for our products and services and adequately manage our inventory.

●	The risk of non-compliance with U.S. and foreign laws and regulations applicable to our international operations could have a significant impact on our financial condition, results of operations and strategic objectives.

●	We may fail to achieve the expected benefits of the Separation, including enhancing strategic and management focus, providing a distinct investment identity and allowing us to efficiently allocate resources and capital.

●	Any failure to maintain the security of information relating to our customers, employees and suppliers, whether as a result of cybersecurity attacks or otherwise, could expose us to litigation, government enforcement actions and costly response measures, and could disrupt our operations and adversely affect our business and reputation.

●	Any potential future acquisitions, strategic investments, entry into new lines of business, divestitures, mergers or joint ventures may subject us to significant risks, any of which could harm our business.

●	We have no history of operating as an independent company, and our historical and unaudited pro forma financial information is not necessarily representative of the results that we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

●	Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the Separation.

●	Some of our directors and officers may have actual or potential conflicts of interest because of their equity ownership in FG Group Holdings, and some of our officers and directors may have actual or potential conflicts of interest because they also serve as officers and directors of FG Group Holdings.

●	We need to make certain capital investments to bring the Joliette Plant into compliance with applicable environmental standards and certain building codes, which if not done properly or quickly enough could result in financial penalties and potential interruptions in production.

●	There may not be an active, liquid trading market for our Common Shares.

●	We will be a “controlled company” within the meaning of the rules of the NYSE American and, as a result, will qualify for exemptions from certain corporate governance requirements. While we do not intend to avail ourselves of these exemptions, we may do so, and, accordingly, you may not have the same protections afforded to shareholders of companies that are subject to such requirements.

●	The special rights and restrictions attached to the Class B Shares, including the transfer restrictions and right to nominate or elect fifty percent (50%) or a majority of our board could impede or discourage an acquisition attempt or other transaction that some, or a majority, of shareholders might believe to be in its best interests or in which a shareholder might receive a premium for the Company’s Common Shares over the market price of the Common Shares. Such a right will also limit the right of holders of our Common Shares to nominate or elect directors to our board.

●	The future sales by FG Group Holdings or others of our Common Shares, or the perception that such sales may occur, could depress the price of our Common Shares.

●	We are governed by the corporate laws of British Columbia, Canada, which in some cases have a different effect on the rights of shareholders than the corporate laws of the United States.

●	Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

●	We are entering a new line of business with the launch of Strong Studios, which could require additional capital and increase the volatility of our reported revenues and results of operations.

●	Canada does not have a system of exchange controls, and control of the Company by “non-Canadians” may be subject to review and further government action.

For further discussion of these and other risks, see “Risk Factors” beginning on page 17.

The Offering

Common Shares offered by us	1,000,000 Common Shares

Common Shares outstanding prior to this offering	6,000,000 Common Shares (after issuing 5,999,999 Common Shares to Strong/MDI)

Common Shares to be outstanding after this offering	7,000,000 Common Shares

Option to purchase additional Common Shares	We have granted the representative of the underwriters a 45-day option to purchase up to 150,000 additional Common Shares from us at the public offering price, less underwriting discounts and commissions.

Use of proceeds	We estimate the net proceeds to us in this offering will be approximately $2.3 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. This assumes an initial public offering price of $5.00 per share; and assumes no exercise of the underwriters’ over-allotment option to purchase additional Common Shares. We plan to use the proceeds of the offering for general corporate purposes, which may include (i) working capital, (ii) capital expenditures, including those related to bringing the Joliette Plant (which we expect to be leased to us post-Separation pursuant to the Joliette Plant Lease) into compliance with certain codes and environmental permits, and a potential expansion of the Joliette Plant, (iii) operational purposes, including working capital to accelerate growth in our new content business and expand our cinema screen and services offerings and (iv) potential acquisitions in complementary businesses. While we do not currently have any agreement with respect to an acquisition, we intend to evaluate potential opportunities and could use proceeds of the offering to invest in one or more complementary businesses. The principal reasons for this offering are to increase our working capital, create a public market for our Common Shares, improve our ability to access the capital markets in the future, and to provide capital for general corporate purposes. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Dividend policy	We do not anticipate declaring or paying any cash dividends to holders of our Common Shares in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. See “Dividend Policy.”

Risk factors	Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 17 and the other information in this prospectus for a discussion of the factors you should consider carefully before you decide to invest in our Common Shares.

NYSE American trading symbol	Our Common Shares have been approved for listing on the NYSE American under the symbol “SGE,” subject to official notice of issuance.

Transfer Agent and Registrar	The transfer agent and registrar for our Common Shares is Broadridge Corporate Issuer Solutions, Inc.

Lock-up Agreements	We have agreed with the representative that, without the prior written consent of the representative, subject to certain exceptions, our directors and executive officers, for a period of twelve (12) months, and we and any other holder of our outstanding Common Shares, for a period of twelve (12) months, will not in either case, following the date of this prospectus, offer or contract to sell any of our Common Shares. See “Underwriting.”

Unless otherwise indicated, all information in this prospectus, including information regarding the number of Common Shares outstanding:

●	assumes an initial public offering price of $5.00 per share;
●	assumes no exercise of the underwriters’ over-allotment option to purchase additional Common Shares, if any;
●	assumes no exercise of representative’s warrants to be issued upon consummation of this offering, which would be for a maximum of 57,500 shares underlying such representative’s warrants assuming a total of 1,150,000 shares are issued in this offering with the exercise of the underwriters’ over-allotment option, at an exercise price equal to 125% of the initial offering price;
●	gives effect to the Separation and related transactions;
●	assumes no issuance or exercise of the Landmark Warrant, which is to be issued within 10 days of the closing of this offering, and which exercise would be for a maximum of 150,000 shares underlying such Landmark Warrant at an exercise price equal to the initial offering price;
●	excludes an aggregate 1,000,000 Common Shares reserved for issuance under our 2023 Share Compensation Plan that we adopted in connection with this offering, which includes the Common Shares underlying (i) the aggregate of 160,000 RSUs to be issued to our officers upon completion of this offering, with the weighted average grant date fair value of $5.00 per share, the assumed initial public offering price, one-half of which will vest immediately, and one-half of which will vest in one-third annual installments, beginning on the first anniversary of the grant date, subject to continued employment, (ii) the aggregate of 94,000 RSUs to be issued to our non-officer employees with the weighted average grant date fair value of $5.00 per share, the assumed initial public offering price, with the RSUs vesting in three annual installments, beginning on the first anniversary of the grant date, subject to continued employment, (iii) the aggregate of 156,000 stock options to be issued to our non-officer employees with the exercise price of $5.00 per share, the assumed initial public offering price, with the stock options vesting in five annual installments, beginning on the first anniversary of the grant date, subject to continued employment, (iv) the aggregate of 90,000 RSUs to be issued to our directors upon completion of this offering, all of which will vest immediately and (v) the aggregate of 20,000 RSUs with an aggregated value of $100,000 and the weighted average grant date fair value of $5.00 per share, the assumed initial public offering price, to be issued to the four non-employee directors upon completion of this offering, all of which will vest on the anniversary of the grant date, subject to continued service. See “Executive and Director Compensation—Long-Term Incentives—Equity Grants”.

SUMMARY HISTORICAL AND OTHER COMBINED FINANCIAL DATA

The summary historical condensed combined statements of income of Strong Global Entertainment for the years ended December 31, 2022 and December 31, 2021 have been derived from the audited combined financial statements of Strong Global Entertainment included elsewhere in this prospectus. The selected historical condensed combined statements of income of Strong Global Entertainment for the years ended December 31, 2020 and December 31, 2019 have been derived from the audited combined financial statements of Strong Global Entertainment not included elsewhere in this prospectus.

Our historical results are not necessarily indicative of our results in any future period. To ensure a full understanding of the summary financial data, the information presented below should be reviewed in combination with the audited combined financial statements and the related notes thereto included elsewhere in this prospectus.

This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Strong Global Entertainment” and the financial statements of Strong Global Entertainment and the notes thereto included elsewhere in this prospectus.

Our historical combined financial statements, which are discussed below, are prepared on a stand-alone basis in accordance with U.S. generally accepted accounting principles (“GAAP”) and are derived from FG Group Holdings’ consolidated financial statements and accounting records using the historical results of operations and assets and liabilities attributed to our operations, and include allocations of expenses from FG Group Holdings. Our combined results are not necessarily indicative of our future performance and do not reflect what our financial performance would have been had we been a stand-alone public company during the periods presented.

FG Group Holdings currently provides certain services to us, and costs associated with these functions have been allocated to us. The allocations include costs related to corporate services, such as information technology, legal, finance and accounting, human resources, tax, treasury, and other services. These costs were allocated on a basis of revenue, headcount or other measures we have determined as reasonable. Stock-based compensation includes expense attributable to our employees are also allocated from FG Group Holdings. These allocations are reflected within operating expenses in our combined statements of income. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to, or the benefit received by, us during the periods presented. However, these allocations may not necessarily be indicative of the actual expenses we would have incurred as an independent company during the periods prior to the offering or of the costs we will incur in the future.

Following the completion of this offering, we expect FG Group Holdings to continue to provide certain services to us and we expect to provide certain services to FG Group Holdings pursuant to the Management Services Agreement. See the section titled “Certain Relationships and Related Party Transactions—Relationship with FG Group Holdings – Management Services Agreement”. Pursuant to the Management Services Agreement, we will charge FG Group Holdings a fee based on our actual costs for providing those services to FG Group Holdings (with mark-up, if necessary, to comply with applicable transfer pricing principles under Canadian and U.S. tax regulations). In turn, FG Group Holdings will also charge us a fee that is based on its actual costs for providing those services to us in the future (with mark-up, if necessary, to comply with applicable transfer pricing principles under Canadian and U.S. tax regulations). In addition, we expect the Joliette Plant will be leased to us post-Separation pursuant to the Joliette Plant Lease to be entered into as part of the Separation between Strong Entertainment Subco and Strong/MDI, which will result in additional expense in the future.

Following the completion of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We will be required to establish procedures and practices as a stand-alone public company in order to comply with our obligations under the Exchange Act and related rules and regulations. As a result, we will incur additional costs, including audit, investor relations, stock administration and regulatory compliance costs. These additional costs will differ from the costs that were historically allocated to us from FG Group Holdings.

	Years Ended December 31,
	2022	2021	2020	2019
Statement of Income Data:
Net product sales	$30,119	$19,631	$15,987	$26,448
Net service revenues	9,748	6,341	4,833	10,921
Total net revenues	39,867	25,972	20,820	37,369
Cost of products sold	22,729	14,078	10,980	16,369
Cost of services	7,592	4,526	5,193	8,842
Total cost of revenues	30,321	18,604	16,173	25,211
Gross profit	9,546	7,368	4,647	12,158
Selling and administrative expenses:
Selling	2,261	1,781	1,656	2,080
Administrative	5,466	4,387	4,312	4,700
Total selling and administrative expenses	7,727	6,168	5,968	6,780
Loss on disposal of assets	-	-	(33)	(69)
Income (loss) from operations	1,819	1,200	(1,354)	5,309
Other income (expense):
Interest income	-	-	-	-
Interest expense	(134)	(107)	(112)	(139)
Fair value adjustment to notes receivable	-	-	-	(2,857)
Foreign transaction income (loss)	528	(65)	(292)	(288)
Other income, net	22	153	3,129	1,732
Total other income (expense)	416	(19)	2,725	(1,552)
Income before income taxes	2,235	1,181	1,371	3,757
Income tax (expense) benefit	(535)	(360)	74	(1,864)
Net income	$1,700	$821	$1,445	$1,893

	December 31, 2022
	Actual	Pro Forma As Adjusted(1)
Balance Sheet Data:
Assets:
Cash and cash equivalents	$3,615	$5,889
Accounts receivable, net	6,148	6,148
Inventories, net	3,389	3,389
Property, plant and equipment, net	4,607	1,471
Liabilities and equity:
Accounts payable, accrued expenses and other current liabilities	$12,222	$10,622
Short and long-term debt	2,672	383
Lease obligations	905	5,481
Total equity	9,204	10,311

(1) The pro forma as adjusted balance sheet data in the table above reflects (i) the Separation and (ii) the sale and issuance by us of our Common Shares in this offering, based upon the receipt of an estimated of $2.3 million of net proceeds therefrom, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. This assumes no exercise of the underwriters’ over-allotment option to purchase additional Common Shares.

	Years Ended December 31,
	2022	2021	2020	2019
Statement of Cash Flow Data:
Net cash provided by operating activities	$157	$4,831	$4,023	$4,185
Net cash used in investing activities	(712)	(394)	(467)	(1,597)
Net cash used in financing activities	(394)	(3,334)	(3,353)	(2,561)
Other Supplemental Metrics:
Gross margin	23.9%	28.4%	22.3%	32.5%
EBITDA(1)	$3,066	$2,194	$2,353	$4,792
Adjusted EBITDA	2,661	725	(119)	6,984

(1) Use of Non-GAAP Measures

We have prepared our combined financial statements in accordance with United States GAAP. In addition to disclosing financial results prepared in accordance with GAAP, we disclose information regarding Adjusted EBITDA, which differs from the term EBITDA as it is commonly used. In addition to adjusting net income to exclude income taxes, interest, and depreciation and amortization, Adjusted EBITDA also excludes, share-based compensation, fair value adjustments, severance, foreign currency transaction gains (losses), gains on insurance recoveries and other cash and non-cash charges and gains.

EBITDA and Adjusted EBITDA are not measures of performance defined in accordance with GAAP. However, Adjusted EBITDA is used internally in planning and evaluating our operating performance. Accordingly, management believes that disclosure of these metrics offers investors, bankers and other stakeholders an additional view of our operations that, when coupled with the GAAP results, provides a more complete understanding of our financial results.

EBITDA and Adjusted EBITDA should not be considered as an alternative to net income or to net cash from operating activities as measures of operating results or liquidity. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies, and the measures exclude financial information that some may consider important in evaluating our performance.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are (i) they do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments, (ii) they do not reflect changes in, or cash requirements for, our working capital needs, (iii) EBITDA and Adjusted EBITDA do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our debt, (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements, (v) they do not adjust for all non-cash income or expense items that are reflected in our statements of cash flows, (vi) they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, and (vii) other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

We believe EBITDA and Adjusted EBITDA facilitate operating performance comparisons from period to period by isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. These potential differences may be caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense). We also present EBITDA and Adjusted EBITDA because (i) we believe these measures are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry, (ii) we believe investors will find these measures useful in assessing our ability to service or incur indebtedness, and (iii) we use EBITDA and Adjusted EBITDA internally as benchmarks to evaluate our operating performance or compare our performance to that of our competitors.

The following table presents a reconciliation of net income, the most directly comparable GAAP measure, to EBITDA and Adjusted EBITDA:

EBITDA and Adjusted EBITDA Data (unaudited):

	Years Ended December 31,
	2022	2021	2020	2019

Net income	$1,700	$821	$1,445	$1,893
Interest expense, net	134	107	112	139
Income tax expense (benefit)	535	360	(74)	1,864
Depreciation and amortization	697	906	870	896
EBITDA	3,066	2,194	2,353	4,792
Stock-based compensation	123	175	232	213
Loss on disposal of assets and impairment charges	-	-	33	69
Foreign currency transaction (gain) loss	(528)	65	292	288
Gain on property and casualty and business interruption insurance recoveries	-	(148)	(3,107)	(1,235)
Employee retention credit	-	(1,576)	-	-
Fair value adjustment to notes receivable	-	-	-	2,857
Severance and other	-	15	78	-
Adjusted EBITDA	$2,661	$725	$(119)	$6,984

RISK FACTORS

An investment in our Common Shares involves a high degree of risk. You should consider carefully the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus, for information regarding the risks associated with our business and ownership of our Common Shares. If any of the following risks actually occur, our business, financial condition, results of operations, and cash flows could suffer significantly. In any of these cases, the market price of our Common Shares could decline.

The risks described below that relate to the prior operations, business activities, and history of the Entertainment Business relate to those operations as part of FG Group Holdings, and not to our operations as an independent business. However, following the Separation, our management believes that the risks described below will continue to apply to us as an independent business.

Risks Related to Our Business

We have no assurance of future business from any of our customers.

We estimate future revenue associated with customers and customer prospects for purposes of financial planning and measurement of our sales pipeline, but we have limited contractual assurance of future business from our customers. While we do have arrangements with some of our customers, customers are not required to purchase any minimum amounts, and could stop doing business with us. Some customers maintain simultaneous relationships with our competitors, and could shift more of their business away from us if they choose to do so in the future.

Geopolitical conditions, military conflicts, acts or threats of terrorism, natural disasters, pandemics, and other conditions or events beyond our control could adversely affect us.

Geopolitical conditions, military conflicts (including Russia’s invasion of Ukraine), acts or threats of terrorism, natural disasters, pandemics (including the COVID-19 pandemic), and other conditions or events beyond our control may adversely affect our business, results of operations, financial condition, or prospects. For example, military conflicts, acts or threats of terrorism, and political, financial, or military actions taken in response could adversely affect general economic, business, or market conditions and, in turn, us, especially as an intermediary within the financial system. In addition, nation states engaged in warfare or other hostile actions may directly or indirectly use cyberattacks against financial systems and financial-services companies like us to exert pressure on one another or other countries with influence or interests at stake. We also could be negatively impacted if our key personnel, a significant number of our employees, or our systems or infrastructure were to become unavailable or damaged due to a pandemic, natural disaster, war, act of terrorism, accident, or similar cause. These same risks and uncertainties arise too for the service providers and counterparties on whom we depend as well as their own third-party service providers and counterparties.

The most notable impact of COVID-19 on our results of operations was the significant impact to our customers, specifically those in the entertainment and advertising industries, and their ability and willingness to purchase our products and services. A significant number of our customers temporarily ceased operations during the pandemic. For instance, many movie theaters and other entertainment centers were forced to close or curtail their hours and, correspondingly, terminated or deferred their non-essential capital expenditures. The COVID-19 pandemic also adversely affected film production and the pipeline of feature films available in the short- and long-term. We were also required to temporarily close our screen manufacturing facility in Canada due to the governmental response to COVID-19, experienced lower revenues from field services, and saw a reduction in non-recurring time and materials-based services. The impact of any future outbreak of contagious disease, or a worsening or resurgence of COVID-19, is not readily ascertainable, is uncertain and cannot be predicted, but could have an adverse impact on the Company’s business, financial condition and results of operations.

In the case of Russia’s invasion of Ukraine, security risks as well as increases in fuel and other commodity costs, supply-chain disruptions, and associated inflationary pressures have impacted our business the most.

We may also experience one or more of the following conditions that could have a material adverse impact on our business operations and financial condition: adverse effects on our strategic partners’ businesses or on the businesses of companies in which we hold equity stakes; impairment charges; extreme currency exchange-rate fluctuations; inability to recover costs from insurance carriers; and business continuity concerns for us, our customers and our third-party vendors.

These conditions and events and others like them are highly complex and inherently uncertain, and their effect on our business, results of operations, financial condition, and prospects in the future cannot be reliably predicted.

There is no guarantee that we will be able to service and retain or renew existing agreements, maintain relationships with any of our customers or business partners on acceptable terms or at all, or collect amounts owed to us from insolvent customers or business partners. The loss of any of our large customers could have a material adverse impact on our business.

Our operating results could be materially harmed if we are unable to accurately forecast demand for our products and services and adequately manage our inventory.

To ensure adequate inventory supply, we forecast inventory needs, place orders and plan personnel levels based on estimates of future demand. Our ability to accurately forecast demand for our products and services is limited and could be affected by many factors, including an increase or decrease in customer demand for our products and services or for products and services of our competitors, product and service introductions by competitors, unanticipated changes in general market conditions, effects of the COVID-19 pandemic and the weakening of economic conditions or consumer confidence in future economic conditions. If we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale. Conversely, if we underestimate customer demand for our products and services, we may not be able to deliver products to meet requirements, and this could result in damage to our brand and customer relationships and adversely affect our revenue and operating results.

Interruptions of, or higher prices of, components from our suppliers may affect our results of operations and financial performance.

A portion of our revenues is dependent on the distribution of products supplied by various key suppliers. If we fail to maintain satisfactory relationships with our suppliers, or if our suppliers experience significant financial difficulties, we could experience difficulty in obtaining needed goods and services. Some suppliers could also decide to reduce inventories or raise prices to increase cash flow. The loss of any one or more of our suppliers could have an adverse effect on our business, and we may be unable to secure alternative manufacturing arrangements. Even if we are able to obtain alternative manufacturing arrangements, such arrangements may not be on terms similar to our current arrangements, or we may be forced to accept less favorable terms in order to secure a supplier as quickly as possible so as to minimize the impact on our business operations. In addition, any required changes in our suppliers could cause delays in our operations and increase our production costs and new suppliers may not be able to meet our production demands as to volume, quality, or timeliness.

The markets for our products and services are highly competitive and if market share is lost, we may be unable to lower our cost structure quickly enough to offset the loss of revenue.

The domestic and international markets for our product lines are highly competitive, evolving and subject to rapid technological and other changes. We expect the intensity of competition in each of these areas to continue in the future for a number of reasons including:

●	Certain of the competitors for our digital equipment have longer operating histories and greater financial, technical, marketing and other resources than we do, which, among other things, may permit them to adopt aggressive pricing policies. As a result, we may suffer from pricing pressures that could adversely affect our ability to generate revenues and our results of operations. Some of our competitors also have greater name and brand recognition and a larger customer base than us.

●	Some of our competitors are manufacturing their own digital equipment while we employ a distribution business model through our distribution agreements with NEC Display Solutions of America, Inc. (“NEC”), Barco, Inc. (“Barco”) and certain other suppliers. As a result, we may suffer from pricing pressures that could adversely affect our ability to generate revenues.

●	Suppliers could decide to utilize their current sales force to supply their products directly to customers rather than utilizing channels.

In addition, we face competition for consumer attention from other forms of entertainment, including streaming services and other forms of entertainment that may impact the cinema industry. Other forms of entertainment may be more attractive to consumers than those utilizing our technologies, which could harm our business, prospects and operating results.

For these and other reasons, we must continue to enhance our technologies and our existing products and services and introduce new, high-quality technologies, products and services to meet the wide variety of competitive pressures that we face. If we are unable to compete successfully, our business, prospects and results of operations will be materially adversely impacted.

We depend in part on distributors, dealers and resellers to sell and market our products and services, and our failure to maintain and further develop our sales channels could harm our business.

In addition to our in-house sales force, we sell some of our products and services through distributors, dealers and resellers. As we do not have long-term contracts and these agreements may be cancelled at any time, any changes to our current mix of distributors could adversely affect our gross margin and could negatively affect both our brand image and our reputation. If our distributors, dealers and resellers are not successful in selling our products, our revenue would decrease. Specifically, the shutdowns of local and state economies as a result of the COVID-19 pandemic have and may continue in the future to adversely affect the operations of our dealers and resellers. In addition, our success in expanding and entering into new markets internationally will depend on our ability to establish relationships with new distributors. If we do not maintain our relationship with existing distributors or develop relationships with new distributors, dealers and resellers, our ability to grow our business and sell our products and services could be adversely affected and our business may be harmed.

Certain of our officers and directors are engaged in other activities and may not devote sufficient time to our affairs, which may affect our ability to conduct operations and generate revenues.

Certain of our officers and directors have existing responsibilities to provide management and services to other entities including FG Group Holdings. For example, Mark D. Roberson, our Chief Executive Officer and director, Todd R. Major, our Chief Financial Officer, Secretary and Treasurer, and D. Kyle Cerminara, our Chairman, also have responsibilities as FG Group Holdings’ Chief Executive Officer, Chief Financial Officer and Chairman, respectively. While post-Separation, the majority of FG Group Holdings’ operating business will have moved to the Company, Messrs. Roberson and Major will continue to act as officers of FG Group Holdings, with corresponding responsibilities, and will therefore still spend some of their time on the business of FG Group Holdings. However, post-Separation, we expect Messrs. Roberson and Major to each spend a majority, but not all, of their time on the business of our Company. As a result, demands for the time and resources from our Company and other entities, including FG Group Holdings, may conflict from time to time. Because we rely primarily on each of our officers and directors to manage our company, our officers’ and directors’ limited devotion of time and resources to our business may negatively impact the operation of our business.

If we are unable to maintain our brand and reputation, our business, results of operations and prospects could be materially harmed.

Our business, results of operations and prospects depend, in part, on maintaining and strengthening our brand and reputation for providing high quality products and services. Reputational value is based in large part on perceptions. Although reputations may take decades to build, any negative incidents can quickly erode trust and confidence, particularly if they result in adverse publicity, governmental investigations or litigation. If problems with our products cause operational disruption or other difficulties, or there are delays or other issues with the delivery of our products or services, our brand and reputation could be diminished. Damage to our reputation could also arise from actual or perceived legal violations, product safety issues, data security breaches, actual or perceived poor employee relations, actual or perceived poor service, actual or perceived poor privacy practices, operational or sustainability issues, actual or perceived ethical issues or other events within or outside of our control that generate negative publicity with respect to us. Any event that has the potential to negatively impact our reputation could lead to lost sales, loss of new opportunities and retention and recruiting difficulties. Further, we are a newly formed company, and we have no history of operating as an independent company, and our brand and reputation may be aligned with that of FG Group Holdings, which means that any harm to FG Group Holdings’ brand may harm our brand, and similarly, it may take time to promote our brand and reputation as a separate independent company. If we fail to promote and maintain our brand and reputation successfully, our business, results of operations and prospects could be materially harmed.

Our operating margins may decline as a result of increasing product costs.

Our business is subject to pressure on pricing and costs caused by many factors, including supply chain disruption, intense competition, the cost of components used in our products, labor costs, constrained sourcing capacity, inflationary pressure, pressure from customers to reduce the prices we charge for our products and services, and changes in consumer demand. While inflation has been relatively low in recent years, it began to increase in the second half of 2021. Factors including global supply chain disruptions have resulted in shortages in labor, materials and services. Such shortages have resulted in cost increases, particularly for labor, and could continue to increase. Costs for the raw materials used in the manufacture of our products are affected by, among other things, energy prices, demand, fluctuations in commodity prices and currency, shipping costs and other factors that are generally unpredictable and beyond our control such as the escalating military conflict between Russia and Ukraine. Increases in the cost of raw materials used to manufacture our products or in the cost of labor and other costs of doing business internationally could have an adverse effect on, among other things, the cost of our products, gross margins, operating results, financial condition, and cash flows.

Changes in general economic conditions, geopolitical conditions, domestic and foreign trade policies, monetary policies and other factors beyond our control may adversely impact our business and operating results.

Our operations and performance may depend on global, regional, economic and geopolitical conditions. Russia’s invasion and military attacks on Ukraine have triggered significant sanctions from North American and European leaders. These events continue to develop and escalate, creating increasingly volatile global economic conditions. Resulting changes in North American trade policy could trigger retaliatory actions by Russia, its allies and other affected countries, including China, resulting in a “trade war.” A trade war could result in increased costs for raw materials that we use in our manufacturing and could otherwise limit our ability to sell our products abroad. These increased costs would have a negative effect on our financial condition and profitability. Furthermore, events like the military conflict between Russia and Ukraine may increase the likelihood of supply interruptions and further hinder our ability to find the materials we need to make our products. If the conflict between Russia and Ukraine continues for a long period of time, or if other countries become further involved in the conflict, we could face significant adverse effects to our business and financial condition.

Our sales cycle can be long and timing of orders and shipments unpredictable, particularly with respect to large enterprises, which could harm our business and operating results.

The timing of our sales is difficult to predict, and customers typically order screen and other distribution products with limited advance notice which impacts our ability to forecast revenue and manage operations. For our managed service offerings, the sales cycle can be long and involve educating and achieving buy-in from multiple parts of a customer organization. As a result the length and variable nature of customer ordering patterns and timing could materially adversely impact our business and results of operations.

We are substantially dependent upon significant customers who could cease purchasing our products at any time.

Our top ten customers accounted for approximately 51% and 39% of combined net revenues during the years ended December 31, 2022 and December 31, 2021, respectively. Trade accounts receivable from these customers represented 69% and 29% of net receivables at December 31, 2022 and December 31, 2021, respectively. None of our customers accounted for more than 10% of our combined net revenues during the year ended December 31, 2022, and two of our customers accounted for more than 10% of our net combined receivables as of December 31, 2022. None of our customers accounted for more than 10% of both our combined net revenues during 2021 and our net combined receivables as of December 31, 2021. While we believe our relationships with such customers are stable, most arrangements with these customers are made by purchase order and are terminable at will by either party. A significant decrease or interruption in business from our significant customers could have a material adverse effect on our business, financial condition and results of operations. We could also be adversely affected by such factors as changes in foreign currency rates and weak economic and political conditions in each of the countries in which we sell our products.

Several larger operators in the cinema industry carry high levels of balance sheet leverage arising from pre-COVID acquisitions. Cineworld Group Plc, the parent company of Regal Cinemas and one of the largest cinema operators, filed for Chapter 11 bankruptcy on September 7, 2022 to restructure their balance sheet and alleviate their debt burden. As a result of the bankruptcy, we collected $0.2 million of the $0.3 million we had in accounts receivable at the time of the bankruptcy filing related to products and services sold to Regal Cinemas. The bankruptcy filing negatively impacted the collectability of our accounts receivable and could also negatively impact our revenue in future periods.

Financial instruments that potentially expose us to a concentration of credit risk principally consist of accounts receivable. We sell products to a large number of customers in many different geographic regions. To minimize credit concentration risk, we perform ongoing credit evaluations of our customers’ financial condition or use letters of credit.

Our business is subject to the economic and political risks of selling products in foreign countries.

Sales outside the United States accounted for approximately 13% of combined sales in the fiscal year ended December 31, 2022. We expect that international sales will continue to be important to our business for the foreseeable future. Foreign sales are subject to general political and economic risks, including the adverse impact of changes to international trade and tariff policies, including in the U.S. and China, which have created uncertainty regarding international trade, unanticipated or unfavorable circumstances arising from host country laws or regulations, unfavorable changes in U.S. policies on international trade and investment, the imposition of governmental economic sanctions on countries in which we do business, quotas, capital controls or other trade barriers, whether adopted by individual governments or addressed by regional trade blocks, threats of war, terrorism or governmental instability, currency controls, fluctuating exchange rates with respect to sales not denominated in U.S. dollars, changes in import/export regulations, tariffs and freight rates, potential negative consequences from changes to taxation policies, restrictions on the transfer of funds into or out of a country and the disruption of operations from labor, political and other disturbances, such as the impact of the coronavirus and other public health epidemics or pandemics. Government policies on international trade and investment can affect the demand for our products, impact the competitive position of our products or prevent us from being able to sell or manufacture products in certain countries. The implementation of more restrictive trade policies, such as higher tariffs or new barriers to entry, in countries in which we sell large quantities of products and services could negatively impact our business, financial condition and results of operations. For example, a government’s adoption of “buy national” policies or retaliation by another government against such policies could have a negative impact on our results of operations. If we were unable to navigate the foreign regulatory environment, or if we were unable to enforce our contract rights in foreign countries, our business could be adversely impacted. Any of these events could reduce our sales, limit the prices at which we can sell our products, interrupt our supply chain or otherwise have an adverse effect on our operating performance.

In addition, a portion of our foreign sales are denominated in foreign currencies and amounted to approximately $1.4 million in 2022. To the extent that orders are denominated in foreign currencies, our reported sales and earnings are subject to foreign exchange fluctuations. In addition, there can be no assurance that our remaining international customers will continue to accept orders denominated in U.S. dollars. For those sales which are denominated in U.S. dollars, a weakening in the value of foreign currencies relative to the U.S. dollar could have a material adverse impact on us by increasing the effective price of our products in international markets. Certain areas of the world are also more cost conscious than the U.S. market and there are instances where our products are priced higher than local manufacturers. We are also exposed to foreign currency fluctuations between the Canadian and U.S. dollar due to our screen manufacturing facility in Canada where a majority of its sales are denominated in the U.S. dollar while its expenses are denominated in Canadian currency. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates.

Any of these factors could adversely affect our foreign activities and our business, financial condition and results of operations.

The risk of non-compliance with U.S. and foreign laws and regulations applicable to our international operations could have a significant impact on our financial condition, results of operations and strategic objectives.

Our global operations subject us to regulation by U.S. federal and state laws and multiple foreign laws, regulations and policies, which could result in conflicting legal requirements. These laws and regulations are complex, change frequently, have tended to become more stringent over time and increase our cost of doing business. These laws and regulations include import and export control, environmental, health and safety regulations, data privacy requirements, international labor laws and work councils and anti-corruption and bribery laws such as the U.S. Foreign Corrupt Practices Act, the U.N. Convention Against Bribery and local laws prohibiting corrupt payments to government officials. We are subject to the risk that we, our employees, our affiliated entities, contractors, agents or their respective officers, directors, employees and agents may take action determined to be in violation of any of these laws. An actual or alleged violation could result in substantial fines, sanctions, civil or criminal penalties, debarment from government contracts, curtailment of operations in certain jurisdictions, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect our financial condition, results of operations and strategic objectives.

In addition, we are subject to Canadian and foreign anti-corruption laws and regulations such as the Canadian Corruption of Foreign Public Officials Act. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing laws might be administered or interpreted. Failure by us or our predecessors to comply with the applicable legislation and other similar foreign laws could expose us and our senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses and reputational damage, all of which could materially and adversely affect our business, financial condition and results of operations. Likewise, any investigation of any alleged violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on our business, financial condition and results of operations.

A reversal of the U.S. economic recovery and a return to volatile or recessionary conditions in the United States or abroad could adversely affect our business or our access to capital markets in a material manner.

Worsening economic and market conditions, downside shocks, or a return to recessionary economic conditions could serve to reduce demand for our products and adversely affect our operating results. These economic conditions may also impact the financial condition of one or more of our key suppliers, which could affect our ability to secure products to meet our customers’ demand. In addition, a downturn in the cinema market could impact the valuation and collectability of certain receivables held by us. Our results of operations and the implementation of our business strategy could be adversely affected by general conditions in the global economy, including conditions that are outside of our control, such as the impact of health and safety concerns from the current outbreak of COVID-19 and variants thereof. The most recent global financial crisis caused by the coronavirus resulted in extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn could result in a variety of risks to our business and could have a material adverse effect on us. We could also be adversely affected by such factors as changes in foreign currency rates and weak economic and political conditions in each of the countries in which we sell our products.

We rely extensively on our information technology systems and are vulnerable to damage and interruption.

We rely on our information technology systems and infrastructure to process transactions, summarize results and manage our business, including maintaining client and supplier information. Additionally, we utilize third parties, including cloud providers, to store, transfer and process data. From time to time, we experience cyber-attacks on our information technology systems. Our information technology systems, as well as the systems of our customers, suppliers and other partners, whose systems we do not control, are vulnerable to outages and an increasing risk of continually evolving deliberate intrusions to gain access to company sensitive information. Likewise, data security incidents and breaches by employees and others with or without permitted access to our systems pose a risk that sensitive data may be exposed to unauthorized persons or to the public. A cyber-attack or other significant disruption involving our information technology systems, or those of our customers, suppliers and other partners, could also result in disruptions in critical systems, corruption or loss of data and theft of data, funds or intellectual property. We may be unable to prevent outages or security breaches in our systems. We remain potentially vulnerable to additional known or yet unknown threats as, in some instances, we, our suppliers and our other partners may be unaware of an incident or its magnitude and effects. We also face the risk that we expose our customers or partners to cybersecurity attacks. Any or all of the foregoing could adversely affect our results of operations and cash flows, as well as our business reputation.

Any failure to maintain the security of information relating to our customers, employees and suppliers, whether as a result of cybersecurity attacks or otherwise, could expose us to litigation, government enforcement actions and costly response measures, and could disrupt our operations and adversely affect our business and reputation.

In connection with the sales and marketing of our products and services, we may from time to time transmit confidential information. We also have access to, collect or maintain private or confidential information regarding our customers, employees, and suppliers, as well as our business. We face risks associated with security breaches, whether through cyber-attacks or cyber intrusions over the internet, malware, computer viruses, attachments to e-mails, persons inside our organization or persons with access to systems inside our organization, and other significant disruptions of our information technology networks and related systems. These risks include operational interruption, private data exposure and damage to our relationship with our customers, among others. Cyber-attacks are rapidly evolving and becoming increasingly sophisticated. It is possible that computer hackers and others might compromise our security measures, or the security measures of those parties that we do business with now or in the future, and obtain the personal information of our customers, employees and suppliers or our business information. A security breach of any kind, including physical or electronic break-ins, computer viruses and attacks by hackers, employees or others, could expose us to risks of data loss, litigation, government enforcement actions, regulatory penalties and costly response measures, and could seriously disrupt our operations. Any resulting negative publicity could significantly harm our reputation, which could cause us to lose market share and have an adverse effect on our results of operations.

If we fail to retain key members of management, or successfully integrate new executives, our business may be materially harmed.

Our future success depends, in substantial part, on the efforts and abilities of our current management team. If certain of these individuals were to leave unexpectedly, we could experience substantial loss of institutional knowledge, face difficulty in hiring qualified successors and could experience a loss in productivity while any successor obtains the necessary training and experience. Our loss of services of any of our senior executives, or any failure to effectively integrate new management into our business processes, controls, systems and culture, could have a material adverse effect on us.

Any potential future acquisitions, strategic investments, entry into new lines of business, divestitures, mergers or joint ventures may subject us to significant risks, any of which could harm our business.

Our long-term strategy may include identifying and acquiring, investing in or merging with suitable candidates on acceptable terms, entry into new lines of business and markets or divesting of certain business lines or activities. In particular, over time, we may acquire, make investments in or merge with providers of product offerings that complement our business or may terminate such activities. Mergers, acquisitions, divestitures and entries into new lines of business include a number of risks and present financial, managerial and operational challenges, including but not limited to:

●	diversion of management attention from running our existing business;

●	possible material weaknesses in internal control over financial reporting;

●	increased expenses including legal, administrative and compensation expenses related to newly hired or terminated employees;

●	increased costs to integrate, develop or, in the case of a divestiture, separate the technology, personnel, customer base and business practices of the acquired, new or divested business or assets;

●	potential exposure to material liabilities not discovered in the due diligence process;

●	potential adverse effects on reported results of operations due to possible write-down of goodwill and other intangible assets associated with acquisitions;

●	potential damage to customer relationships or loss of synergies in the case of divestitures; and

●	unavailability of acquisition financing or inability to obtain such financing on reasonable terms.

Any acquired business, technology, service or product or entry into a new line of business could significantly under-perform relative to our expectations, and may not achieve the benefits we expect. For all these reasons, our pursuit of an acquisition, investment, new line of business, divestiture, merger or joint venture could cause our actual results to differ materially from those anticipated.

Failure to effectively utilize or successfully assert intellectual property rights could negatively impact us.

We own or otherwise have rights to various trademarks and trade names used in conjunction with the sale of our products, the most significant of which is Strong®. We rely on trademark laws to protect these intellectual property rights. We cannot assure that these intellectual property rights will be effectively utilized or, if necessary, successfully asserted. There is a risk that we will not be able to obtain and perfect our own intellectual property rights, or, where appropriate, license from others, intellectual property rights necessary to support new product introductions. Our intellectual property rights, and any additional rights we may obtain in the future, may be invalidated, circumvented or challenged in the future. Our failure to perfect or successfully assert intellectual property rights could harm our competitive position and could negatively impact us.

Natural disasters and other catastrophic events beyond our control could adversely affect our business operations and financial performance.

The occurrence of one or more natural disasters, such as fires, hurricanes, tornados, tsunamis, floods and earthquakes; geo-political events, such as civil unrest in a country in which our suppliers are located or terrorist or military activities disrupting transportation, communication or utility systems; or other highly disruptive events, such as nuclear accidents, public health epidemics or pandemics, such as the ongoing COVID-19 pandemic, the impact of which is uncertain and which, if it persists for an extended period of time, could disrupt our global supply chain and result in significant expenses or delays outside of our control, unusual weather conditions or cyber-attacks, could adversely affect our operations and financial performance. For example, the COVID-19 pandemic has impacted and could further impact our operations, customers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions. The extent to which COVID-19 impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. In addition, temporary cinema closures in domestic and foreign markets and delays to movie release schedules may potentially negatively impact our customers’ operations and timing of orders. Further, adverse events such as health-related concerns about working in our offices, the inability to travel and other matters affecting the general work environment could harm our business. In the event of a major disruption caused by the outbreak of epidemics or pandemic diseases such as coronavirus, we may lose the services of our employees or experience system interruptions, which could lead to diminishment of our business operations. Such events could result, among other things, in operational disruptions, physical damage to or destruction or disruption of one or more of our properties or properties used by third parties in connection with the supply of products or services to us, the lack of an adequate workforce in parts or all of our operations and communications and transportation disruptions. We cannot anticipate all the ways in which the current global health crisis and financial market conditions could adversely impact our business. These factors could also cause consumer confidence and spending to decrease or result in increased volatility in the United States and global financial markets and economy. Such occurrences could have a material adverse effect on us and could also have indirect consequences such as increases in the costs of insurance if they result in significant loss of property or other insurable damage.

The insurance that we maintain may not fully cover all potential exposures.

We maintain property, business interruption and casualty insurance but such insurance may not cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum liabilities covered. We are potentially at risk if one or more of our insurance carriers fail. Additionally, severe disruptions in the domestic and global financial markets could adversely impact the ratings and survival of some insurers. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

We are a holding company with no operations of our own.

We are a holding company, and our ability to operate is dependent upon the earnings from the business conducted by our subsidiaries that operate the centers. The effect of this structure is that we depend on the earnings of our subsidiaries, and the distribution or payment to us of a portion of these earnings to meet our obligations, including those under any of our debt obligations. The distributions of those earnings or advances or other distributions of funds by these entities to us, all of which are contingent upon our subsidiaries’ earnings, are subject to various business considerations. In addition, distributions by our subsidiaries could be subject to statutory restrictions, including state laws requiring that such subsidiaries be solvent, or contractual restrictions. Some of our subsidiaries may become subject to agreements that restrict the sale of assets and significantly restrict or prohibit the payment of dividends or the making of distributions, loans or other payments to shareholders, partners or members.

We are entering a new line of business which could require additional capital.

The production, acquisition and distribution of feature films and series content requires substantial capital. We intend to mitigate risks by pre-selling rights to content and utilizing tax credit incentives in most cases to offset production costs. However, a significant amount of time may elapse between our expenditure of funds and the receipt of revenues after release or distribution of such content. Although we intend to reduce the risks of production exposure through pre-sale of rights, tax credit programs, government and industry programs, co-financiers and other sources, we cannot assure you that we will successfully implement these arrangements or that we will not be subject to substantial financial risks relating to the production, acquisition and distribution of content. Additionally, the production, completion and distribution of motion picture and television content can be subject to a number of uncertainties, including delays and increased expenditures due to disruptions or events beyond our control. As a result, if production incurs substantial budget overruns, we may have to seek additional financing or fund the overrun ourselves. We cannot make assurances regarding the availability of such additional financing on terms acceptable to us, or that we will recoup these costs. For instance, increased costs or budget overruns incurred with respect to a particular film may prevent a picture from being completed or released or may result in a delayed release and the postponement to a potentially less favorable date, all of which could cause a decline in performance, and, thus, the overall financial success of such film. Any of the foregoing could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

We may incur significant write-offs if our projects do not perform well enough to recoup costs.

We will be required to amortize content capitalized production costs over the expected revenue streams as we recognize revenue from films or other projects. The amount of production costs that will be amortized each quarter depends on, among other things, how much future revenue we expect to receive from each project. Unamortized production costs will be evaluated for impairment each reporting period on a project-by-project basis. If estimated remaining revenue is not sufficient to recover the unamortized production costs, including because of delayed theatrical distribution of films as a result of the COVID-19 global pandemic and its effects, those costs would be written down to fair value. In any given quarter, if we lower our previous forecast with respect to total anticipated revenue from any film or other project, we may be required to accelerate amortization or record impairment charges with respect to the unamortized costs, even if we previously recorded impairment charges for such film or other project. Such impairment charges could adversely impact our business, operating results and financial condition.

Our revenues and results of operations may fluctuate significantly from period to period.

Our revenues and results of operations can vary based on the timing of shipments of our cinema products particularly with regard to the timing of cinema screen shipments and timing of customer orders and shipments of projection equipment. With the launch of Strong Studios, those fluctuations could increase on a quarter-to-quarter basis as timing of revenue and amortization of production costs will depend on timing delivery of content, among other factors. The degree of commercial success of content that we sell, license or distribute, which cannot be predicted with certainty may cause our revenue and earnings results to fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods.

Risks Related to the Separation

We may not realize the anticipated benefits from the Separation, and the Separation could harm our business.

We have historically operated as a business segment of FG Group Holdings. We may not be able to achieve the full strategic and financial benefits expected to result from the Separation, or such benefits may be delayed or not occur at all. The Separation is expected to enhance strategic and management focus, provide a distinct investment identity and allow us to efficiently allocate resources and deploy capital. We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

●	the Separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business;

●	following the Separation, we may be more susceptible to economic downturns and other adverse events than if we were still a part of FG Group Holdings;

●	following the Separation, our business will be less diversified than FG Group Holdings’ business prior to the Separation; and

●	the other actions required to separate the respective businesses could disrupt our operations.

If we fail to achieve some or all of the benefits expected to result from the Separation, or if such benefits are delayed, our business could be harmed.

The services that FG Group Holdings will provide to us post-Separation, pursuant to the Management Services Agreement, may not be sufficient to meet our needs, which may result in increased costs and otherwise adversely affect our business.

Pursuant to the Management Services Agreement, we and FG Group Holdings expect to continue to provide certain services to each other, which could include information technology, legal, finance and accounting, human resources, tax, treasury, and other services in exchange for the fees specified in the Management Services Agreement between us and FG Group Holdings (calculated on the basis of cost and expenses, with mark-up, if necessary, to comply with applicable transfer pricing principles under Canadian and U.S. tax regulations). FG Group Holdings is not obligated to provide these services in a manner that differs from the nature of the services provided to the Strong Entertainment operating segment during the period prior to the Separation, and thus we may not be able to modify these services in a manner desirable to us as a stand-alone public company. Further, if we no longer receive these services from FG Group Holdings due to the termination of the Management Services Agreement or otherwise, we may not be able to perform these services ourselves and/or find appropriate third party arrangements at a reasonable cost (and any such costs may be higher than those charged by FG Group Holdings). See the section titled “Certain Relationships and Related Party Transactions-Relationship with FG Group Holdings.”

We have no history of operating as an independent company, and our historical and unaudited pro forma financial information is not necessarily representative of the results that we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

Our historical and unaudited pro forma financial information included in this prospectus is not necessarily indicative of our future financial condition, results of operations or cash flows, nor does it reflect what our financial condition, results of operations or cash flows would have been as an independent public company during the periods presented. In particular, the historical financial information included in this prospectus is not necessarily indicative of our future results of operations, financial condition or cash flows primarily because of the following factors:

●	Prior to the Separation, our business has been operated by FG Group Holdings as part of its broader corporate organization, rather than as an independent company; FG Group Holdings or one of its affiliates provide support for various corporate functions for us, such as information technology, compensation and benefits, human resources, engineering, finance and internal audit.

●	Our historical financial results reflect the direct, indirect and allocated costs for such services historically provided by FG Group Holdings. Our historical financial information does not reflect our obligations under the Management Services Agreement we will enter into with FG Group Holdings in connection with the Separation. At the termination of the Management Services Agreement, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf, and these costs may differ significantly from the comparable expenses we have incurred in the past.

●	Our working capital requirements and capital expenditures historically have been satisfied as part of FG Group Holdings’ corporate-wide cash management and centralized funding programs, and our cost of debt and other capital may significantly differ from the historical amounts reflected in our historical financial statements.

●	Currently, our business is integrated with that of FG Group Holdings and we benefit from FG Group Holdings’ size and scale in costs, employees and vendor and customer relationships. Thus, costs we will incur as an independent company may significantly exceed comparable costs we would have incurred as part of FG Group Holdings.

We based the pro forma adjustments included in this prospectus on available information and assumptions that we believe are reasonable; actual results, however, may vary. In addition, our unaudited pro forma financial information included in this prospectus may not give effect to various ongoing additional costs we may incur in connection with being an independent public company. Accordingly, our unaudited pro forma financial statements do not reflect what business, financial condition, results of operations, and cash flows would have been as an independent public company and are not necessarily indicative of our future financial condition or future results of operations.

Please refer to “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited historical financial statements and the notes to those statements included elsewhere in this prospectus.

FG Group Holdings may fail to perform under various transaction agreements that will be executed as part of the Separation or it may fail to have necessary systems and services in place when certain of the transaction agreements expire.

In connection with the Separation, we, through Strong Entertainment Subco or STS, will enter into a Master Asset Purchase Agreement, Confirmatory of Ownership Assignment of Intellectual Property between Strong/MDI Screen Systems, Inc., a company existing under the laws of Quebec and Strong/MDI Screen Systems Inc., a company incorporated under the laws of British Columbia (the “IP Assignment Agreement”), the FG Group Holdings Asset Transfer Agreement, Patent Assignment between FG Group Holdings, and Strong Technical Services, Inc. (the “FG Group Holdings IP Assignment Agreement”), the Joliette Plant Lease and the Share Transfer Agreements with FG Group Holdings and/or Strong/MDI. The Master Asset Purchase Agreement, the FG Group Holdings Asset Transfer Agreement and the Joliette Plant Lease will determine the allocation of assets and liabilities (including by means of licensing) between the companies following the Separation and will include any necessary indemnifications related to liabilities and obligations. If Strong/MDI and/or FG Group Holdings are unable to satisfy their respective obligations under these agreements, we could incur operational difficulties or losses, which may not be adequately indemnified under those agreements. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once these transaction agreements expire or terminate, we may not be able to operate our business effectively and our profitability may decline.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the Separation.

Our financial results previously were included within the consolidated results of FG Group Holdings, and its reporting and control systems were appropriate for subsidiaries of a public company. We may need to upgrade our systems, including duplicating computer hardware infrastructure, implement additional financial and management controls, reporting systems and procedures, and hire additional accounting, finance and information technology staff. If we are unable to do this in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired and our business could be harmed.

Until completion of the Separation, FG Group Holdings will control the direction of our business, and post-Separation, FG Group Holdings will continue to indirectly control the direction of our business, as their concentrated ownership of our Common Shares and Class B Shares will prevent you and other shareholders from influencing significant decisions.

Immediately following the completion of this offering, FG Group Holdings will control 85.7% of our outstanding Common Shares (or 83.9% if the underwriters exercise their option to purchase additional Common Shares in full) and 100% of the outstanding Class B Shares, which will entitle FG Group Holdings, or an entity controlled by FG Group Holdings, to nominate and elect at least 50% of our board, until such Class B Shares are redeemed. As long as FG Group Holdings beneficially controls a majority of the voting power of our outstanding Common Shares with respect to a particular matter, or FG Group Holdings directly or indirectly holds any number of Class B Shares, it will generally be able to determine the outcome of all corporate actions requiring shareholder approval, including by the election and removal of at least 50% of our directors. Even if FG Group Holdings were to control less than a majority of the voting power of our outstanding Common Shares and ceased to hold any Class B Shares, it may be able to influence the outcome of such corporate actions so long as it owns a significant portion of our Common Shares. If FG Group Holdings does not complete the Separation or otherwise dispose of its Common Shares, it could remain our controlling shareholder for an extended period of time or indefinitely.

FG Group Holdings’ interests may not be the same as, or may conflict with, the interests of our other shareholders. Investors in this offering will not be able to affect the outcome of any shareholder vote while FG Group Holdings controls the majority of the voting power of our outstanding Common Shares. As a result, FG Group Holdings may be able to control, directly or indirectly and subject to applicable law, all matters affecting us, including:

●	any determination with respect to our business direction and policies, including the appointment and removal of directors;

●	any determinations with respect to mergers, business combinations or dispositions of assets;

●	our financing and dividend policy, and the payment of dividends on our Common Shares, if any;

●	compensation and benefit programs and other human resources policy decisions;

●	changes to any other agreements that may adversely affect us; and

●	determinations with respect to our tax returns.

Because FG Group Holdings’ interests may differ from ours or from those of our other shareholders, actions that FG Group Holdings takes with respect to us, as our controlling shareholder, may not be favorable to us or our other shareholders.

If FG Group Holdings sells a controlling interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on our Common Shares and we may become subject to the control of a presently unknown third party.

Following the completion of this offering, FG Group Holdings will continue to control a significant equity interest in our company. FG Group Holdings will have the ability, should it choose to do so, to sell some or all of our Common Shares it owns in a privately-negotiated transaction, which, if sufficient in size, could result in a change of control of our company.

The ability of FG Group Holdings to privately sell the Common Shares it owns, with no requirement for a concurrent offer to be made to acquire all of the Common Shares that will be publicly traded hereafter, could prevent you from realizing any change-of-control premium on your Common Shares that may otherwise accrue to FG Group Holdings on its private sale of our Common Shares. Additionally, if FG Group Holdings privately sells its significant equity interests in our company, we may become subject to the control of a presently unknown third party. Such third party may have interests that conflict with those of other shareholders.

Some of our directors and officers may have actual or potential conflicts of interest because of their equity ownership in FG Group Holdings, and some of our directors may have actual or potential conflicts of interest because they also serve as officers of FG Group Holdings.

Because of their current or former positions with FG Group Holdings, some of our executive officers and directors may own FG Group Holdings Common Shares or have options to acquire FG Group Holdings Common Shares, and the individual holdings may be significant for some of these individuals compared to their total assets. In addition, following the Separation, certain of officers and directors will also continue to serve as officers and directors of FG Group Holdings. Although all transactions with related parties after this offering will be approved by a committee of non-FG Group Holdings-affiliated directors, this ownership or service may create the appearance of conflicts of interest when the FG Group Holdings-affiliated officers and/or directors are faced with decisions that could have different implications for FG Group Holdings or us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between FG Group Holdings and us regarding the terms of the agreements governing the Separation and the relationship thereafter between the companies, including the Management Services Agreement.

The IRS may not agree with the position that we should be treated as a foreign corporation for U.S. federal income tax as a result of the Separation.

Although we are incorporated under the laws of Canada, the IRS may assert that we should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes pursuant to section 7874 of the Code. For U.S. federal income tax purposes, a corporation is generally considered a tax resident in the jurisdiction of its organization or incorporation. Because we are incorporated under the laws of Canada, we would generally be classified as a foreign corporation (and, therefore, a non-U.S. tax resident) for U.S. federal income tax purposes. Section 7874 provides an exception pursuant to which a foreign incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and require analysis of all relevant facts and circumstances, and there is limited guidance and significant uncertainties as to their application. If it were determined that we should be taxed as a U.S. corporation for U.S. federal income tax purposes under section 7874, we would be liable for U.S. federal income tax on our income like any other U.S. corporation and certain distributions made by us to non-U.S. holders of our Common Shares would be subject to U.S. withholding tax. Taxation as a U.S. corporation could have a material adverse effect on our financial position and results from operations.

Section 7874 is currently expected to apply to the Separation in a manner such that we should not be treated as a U.S. corporation for U.S. federal income tax purposes. However, holders are cautioned that the application of section 7874 to us is extremely complex and the applicable Treasury Regulations are subject to significant uncertainty and there is limited guidance regarding their application. Moreover, the application of section 7874 to the facts and circumstances of the Separation are uncertain. In addition, there could be a future change in law under section 7874 of the Code, the Treasury Regulations promulgated thereunder or otherwise that could have an effect on the application of section 7874 to us. No IRS ruling has been requested or will be obtained regarding the U.S. federal income tax consequences of the Separation or any other matter described in this prospectus/proxy statement. There can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described above or that, if challenged, such treatment will be sustained by a court.

We potentially could have received better terms from unaffiliated third parties than the terms we received in our agreements with FG Group Holdings.

The agreements we entered into with FG Group Holdings in connection with the Separation were negotiated while we were still part of FG Group Holdings’ business. See “Certain Relationships and Related Party Transactions—Relationship with FG Group Holdings.” Accordingly, during the period in which the terms of those agreements will have been negotiated, we did not have an independent board of directors (the “Board of Directors”) or a management team independent of FG Group Holdings. The terms of the agreements negotiated in the context of the Separation relate to, among other things, the allocation of assets, intellectual property, liabilities, rights and other obligations between FG Group Holdings and us, and arm’s-length negotiations between FG Group Holdings and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business, may have resulted in more favorable terms to the unaffiliated third party.

Because we will lease, instead of own, the Joliette Plant where we manufacture all of our screens, it is possible that Strong/MDI as landlord may terminate the lease which would negatively impact our production.

We manufacture our screens in the Joliette Plant, an approximately 80,000 square-foot facility near Montreal, Quebec, Canada. Strong/MDI, our major shareholder after this offering, will continue to own this facility. We plan to lease it through Strong Entertainment Subco, our subsidiary post-Separation. While we plan to enter into the Joliette Plant Lease, which will be a fifteen (15) year lease for the Joliette Plant (with the option of Strong Entertainment Subco to renew for five (5) consecutive periods of five years each, and a right of first refusal to purchase the Joliette Plant in the event that Strong/MDI wishes to sell the property to a third-party in the future) with Strong/MDI, it is possible that Strong/MDI may terminate the lease under certain limited circumstances, and therefore interrupt our screen production. In addition, we plan to use part of the proceeds from this offering to improve and expand the Joliette Plant, because it is our only manufacturing facility in North America. Compared to the ownership, the rental relationship may not provide us enough protection on our interests and investments in this facility.

Government agencies in Canada have notified Strong/MDI that certain modifications are required to be made to the Joliette Plant in order to meet safety and emissions standards.

Strong/MDI has been informed by certain government agencies in Canada, including but not limited to, the Joliette Fire Department and the Quebec Ministry of the Environment, that certain aspects of the Joliette Plant must be modified to fully comply with safety and emissions standards. Strong/MDI has implemented changes to address some, but not all, of the identified requirements.

The required modifications include installing new air evaluator and exhaust chimneys as well as modifying the walls and doors in the paint and coatings area to achieve a 2-hour fire resistance standard. In addition, it was required that we modify certain mezzanine areas to reduce their size and upgrade construction to non-combustible materials, add an additional exterior access, and purchase spill resistant pallets. We estimate that if we were to proceed with implementing the remaining identified requirements, the cost would be approximately CAD$0.3 million to CAD$0.5 million (approximately US$0.2 million to US$0.4 million) if undertaken on their own and not as part of a broader plant improvement initiative. Our intention is to address the remaining requirements as one component of an expansion and reorganization of certain areas of the Joliette Plant. We believe the project would improve production flow in the plant, accommodate growth of the Eclipse product line in addition to addressing the requirements. We estimate that the cost of an expansion and reorganization of the Joliette Plant, which includes the estimated costs to remedy the remaining required modifications, would be approximately CAD$1.0 million to CAD$1.5 million (approximately US$0.8 million to US$1.2 million), depending on the final scope of the expansion as well as fluctuations in construction materials and other costs. If we fail to address the requirements, it could be possible that we could incur penalties or production could be interrupted. The expansion could cost more or take longer than our expectations and could result in production disruptions in the facility during the construction process.

We have agreed to indemnify FG Group Holdings for future losses, if any, related to current litigation related to the operation businesses being transferred to us in the Separation.

Pursuant to the terms of the FG Group Holdings Asset Purchase Agreement, we have agreed to indemnify FG Group Holdings for future losses, if any, related to current product liability or personal injury claims arising out of products sold or distributed in the U.S. by the operations of the businesses being transferred to us in the Separation, in an aggregate amount not to exceed $250,000 per year, as well as to indemnify FG Group Holdings for all expenses (including legal fees) related to the defense of such claims. There can be no assurance that we will have sufficient capital to pay the full amount of such aggregate liabilities or losses.

Risks Related to this Offering and Ownership of Our Common Shares

There may not be an active, liquid trading market for our Common Shares.

Prior to this offering, there has been no public market for our Common Shares. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the NYSE American or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our Common Shares that you purchase. The initial public offering price of our Common Shares is, or will be, determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail following the completion of this offering. The market price of Common Shares may decline below the initial public offering price, and you may not be able to resell your Common Shares at or above the initial public offering price.

Our share price may fluctuate significantly, and you may not be able to resell your Common Shares at or above the initial public offering price.

The trading price of our Common Shares is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

●	market conditions in the broader stock market in general, or in our industry in particular;

●	actual or anticipated fluctuations in our quarterly financial and results of operations;

●	introduction of new products and services by us or our competitors;

●	issuance of new or changed securities analysts’ reports or recommendations;

●	sales of large blocks of our Common Shares;

●	additions or departures of key personnel;

●	regulatory developments;

●	litigation and governmental investigations;

●	economic and political conditions or events; and

●	changes in investor perception of our market positions based on third-party information.

These and other factors may cause the market price and demand for our Common Shares to fluctuate substantially, which may limit or prevent investors from readily selling their Common Shares and may otherwise negatively affect the liquidity of our Common Shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the shares. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

The trading market for our Common Shares will also be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our share price could decline.

We will be a “controlled company” within the meaning of the rules of the NYSE American and, as a result, will qualify for exemptions from certain corporate governance requirements. While we do not intend to avail ourselves of these exemptions, we may do so, and, accordingly, you may not have the same protections afforded to shareholders of companies that are subject to such requirements.

Upon completion of this offering, FG Group Holdings will continue to control indirectly a majority of the voting power of our outstanding Common Shares and all of our Class B Shares, which will indirectly entitle FG Group Holdings to elect fifty percent (50%) of our board (or a majority, where our board is set at an odd number), until such Class B Shares are redeemed. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE American. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the Board of Directors consist of independent directors;

●	the requirement that our nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

While FG Group Holdings indirectly controls a majority of the voting power of our outstanding Common Shares and all of our Class B Shares, we may not have a majority of independent directors or our nominating and corporate governance and compensation committees may not consist entirely of independent directors. While we do not intend to avail ourselves of these exemptions, we may do so, and, accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE American.

Future sales by FG Group Holdings or others of our Common Shares, or the perception that the Separation or such sales may occur, could depress the price of our Common Shares.

Immediately following the completion of this offering, FG Group Holdings will own indirectly 85.7% of our outstanding Common Shares (or 83.9% if the underwriters exercise their option to purchase additional Common Shares in full), which percentage calculation does not take into account the RSUs to be issued to our directors and officers upon the completion of this offering (see “Executive and Director Compensation—Long-Term Incentives—Equity Grants”). Subject to the restrictions described in the paragraph below, future sales of these Common Shares in the public market will be subject to the volume and other restrictions of Rule 144 under the Securities Act, for so long as FG Group Holdings is deemed to be our affiliate, unless the Common Shares to be sold are registered with the Securities and Exchange Commission (the “SEC”). We are unable to predict with certainty whether or when FG Group Holdings will sell a substantial number of Common Shares to the extent it retains Common Shares following the Separation. The sale by FG Group Holdings of a substantial number of Common Shares after this offering, or a perception that such sales could occur, could significantly reduce the market price of our Common Shares.

Pursuant to lock-up agreements, our directors and officers have agreed, for a period of twelve (12) months from the date of this offering, and any other holder of our outstanding Common Shares has agreed, for a period of twelve (12) months from the date of this offering, subject to limited exceptions, without the prior written consent of the representative of the underwriters, that they will not offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities. In addition, pursuant to the Underwriting Agreement (as defined below), we and any of our successors have agreed, for a period of twelve (12) months from the date of the Underwriting Agreement, that each will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (iii) complete any offering of our debt securities, other than entering into a line of credit with a traditional bank; or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our capital stock, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of our capital stock or such other securities, in cash or otherwise. The representative of the underwriters may, in its sole discretion and at any time without notice, release all or any portion of the Common Shares subject to the lock-up. See “Underwriting.”

Immediately upon this offering, we intend to file a registration statement registering under the Securities Act the Common Shares reserved for issuance under our Plan. If equity securities granted under our Plan are sold or it is perceived that they will be sold in the public market, the trading price of our Common Shares could decline substantially. These sales also could impede our ability to raise future capital.

We are governed by the corporate laws of British Columbia, Canada, which in some cases have a different effect on the rights of shareholders than the corporate laws of the United States.

We are governed by the BCBCA, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with our Articles, as amended, have the effect of delaying, deferring or discouraging another party from acquiring control of our company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to pay for our Common Shares. The material differences between the BCBCA and Delaware General Corporation Law that may have the greatest such effect include, but are not limited to, the following: (i) for certain corporate transactions (such as amalgamations, arrangements or amendments to our Articles) the BCBCA generally requires the voting threshold to be a special resolution approved by 66 2/3% of shareholders, or as set out in the Articles, as amended, as applicable, whereas Delaware General Corporation Law generally only requires a majority vote; and (ii) under the BCBCA holders of an aggregate of 5% or more of our Common Shares can requisition a special meeting of shareholders, whereas such right does not exist under the Delaware General Corporation Law. We cannot predict whether investors will find our company and our Common Shares less attractive because of these material differences or because we are governed by the BCBCA. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and our share price may be more volatile.

Provisions in our Articles, as amended, Canadian law and certain restrictive covenants applicable to us could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management and/or limit the market price of our Common Shares.

Provisions in our Articles, as amended, currently in effect, as well as certain provisions under the BCBCA and applicable Canadian laws may discourage, delay or prevent a merger, acquisition or other change in control of us that shareholders may consider favorable, including transactions in which they might otherwise receive a premium for their Common Shares. For instance, our Articles, as amended, contain provisions that establish certain advance notice procedures for nomination of candidates for election as directors at shareholders’ meetings.

Because we are a corporation incorporated under the laws of British Columbia, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian Investors to enforce civil liabilities against our directors and officers residing outside Canada.

We are a corporation incorporated under the laws of British Columbia that maintains a principal executive office in the United States, and a substantial portion of our assets are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us, or to realize in the United States upon judgements of courts of the United States predicated upon civil liabilities under the Securities Act. Investors should not assume that Canadian courts: (i) would enforce judgements of U.S. courts obtained in actions against us predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States or (ii) would enforce, in original actions, liabilities against us predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

Prior to the Separation, we were a business segment of FG Group Holdings, and FG Group Holdings is subject to Section 404 of the Sarbanes-Oxley Act. However, upon completion of this offering, we will not be required to comply with all SEC rules that implement Section 404 of the Sarbanes-Oxley Act and therefore will not be required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), requires that beginning with our second annual report following our initial public offering, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an “emerging growth company.” We expect our first Section 404(a) assessment will take place for our annual report for the fiscal year ending December 31, 2024, and we will not be required to comply with Section 404(b) rules until we cease to be an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until December 31, 2027, although if our total annual gross revenues are $1.235 billion or more, we would cease to be an “emerging growth company” as of December 31st of that year.

In order to comply with these rules, we expect to incur additional expenses and devote increased management effort toward ensuring compliance. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In the future, if we fail to complete the annual Section 404 evaluation in a timely manner, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls. When evaluating our internal controls over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. Our remediation efforts may not enable us to avoid a material weakness in our internal control over financial reporting in the future. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows. Any of the foregoing occurrences, should they come to pass, could negatively impact the public perception of our company, which could have a negative impact on our share price.

The obligations associated with being a public company will require significant resources and management attention.

Currently, we are not directly subject to the reporting and other requirements of the Exchange Act. Following the closing of this offering of which this prospectus forms a part, we will be directly subject to such reporting and other obligations under the Exchange Act and the rules of the NYSE American. As an independent public company, we are required to, among other things:

●	prepare and distribute periodic reports, proxy statements and other shareholder communications in compliance with the federal securities laws and NYSE American rules;

●	have our own Board of Directors and committees thereof, which comply with federal securities laws and NYSE American rules;

●	maintain an internal audit function;

●	institute our own financial reporting and disclosure compliance functions;

●	establish an investor relations function;

●	establish internal policies, including those relating to trading in our securities and disclosure controls and procedures; and

●	comply with the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Public Company Accounting Oversight Board and the NYSE American.

These reporting and other obligations will place significant demands on our management and our administrative and operational resources, including accounting resources, and we expect to face increased legal, accounting, administrative and other costs and expenses relating to these demands that we had not incurred as a segment of FG Group Holdings. Certain of these functions will be provided by FG Group Holdings pursuant to the Management Services Agreement. See “Certain Relationships and Related Party Transactions—Relationship with FG Group Holdings—Management Services Agreement.” Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our Common Shares less attractive if we rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and our share price may be more volatile.

Risks Related to the Offering

New investors in our Common Shares will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our Common Shares will be substantially higher than the pro forma net tangible book value per share of the outstanding Common Shares immediately after the offering. Based on an assumed initial public offering price of $5.00 per share and our net tangible book value as of, December 31, 2022, if you purchase our Common Shares in this offering you will pay more for your Common Shares than the amounts paid by our existing shareholders for their Common Shares and you will suffer immediate dilution of $3.87 per share in pro forma net tangible book value.

As a result of this dilution, investors purchasing Common Shares in this offering may receive significantly less than the full purchase price that they paid for the Common Shares purchased in this offering in the event of a liquidation. See “Dilution.”

Canada does not have a system of exchange controls, and control of the Company by “non-Canadians” may be subject to review and further government action.

Canada has no system of exchange controls. There are no Canadian governmental laws, decrees, or regulations relating to restrictions on the repatriation of capital or earnings of the Company to non-resident investors. There are no laws in Canada or exchange control restrictions affecting the remittance of dividends, profits, interest, royalties and other payments by the Company to non-resident holders of the Common Shares, except as discussed below under “Certain Canadian Federal Income Tax Consequences to Holders of our Common Shares that are Non-Resident in Canada”.

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require that a “non-Canadian” not acquire “control” of the Company without prior review and approval by the Minister of Innovation, Science and Economic Development. The acquisition of one-third or more of the voting shares of the Company would give rise a rebuttable presumption of the acquisition of control, and the acquisition of more than fifty percent of the voting shares of the Company would be deemed to be an acquisition of control. In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition or require the divestiture of, any investment in the Company by a non-Canadian, including non-control level investments. “Non-Canadian” generally means an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

We do not know whether an active market for our Common Shares will be sustained or what the market price of our Common Shares will be and as a result it may be difficult for investors to sell their Common Shares.

Prior to our listing on the NYSE American, there was no trading market for our Common Shares. Additionally, an active trading market for our Common Shares may not emerge and may not be sustainable. It may be difficult for investors to sell their Common Shares without depressing the market price for the Common Shares or at all. As a result of these and other factors, investors may not be able to sell their Common Shares at or above the offering price or at all. Further, an inactive market may also impair our ability to raise capital by selling Common Shares and may impair our ability to enter into strategic partnerships or acquire companies or products by using our Common Shares as consideration. If an active market for our Common Shares does not develop or is not sustained, it may be difficult to sell your Common Shares.

We do not intend to pay cash dividends.

We do not intend to declare or pay any cash dividends in the near term and plan to retain all available funds to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our Board of Directors in accordance with applicable law and will be dependent upon then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that our Board of Directors considers relevant.

Our Common Shares have been approved for listing on NYSE American. We can provide no assurance that an active trading market will develop for our Common Shares or that we will continue to meet NYSE American listing requirements. If we fail to comply with the continuing listing standards of NYSE American, our securities could be delisted.

Our Common Shares have been approved for listing on NYSE American, subject to official notice of issuance. However, we can provide no assurance that an active trading market for our Common Shares will develop and continue. If we fail to satisfy the continued listing requirements of NYSE American, such as the corporate governance requirements or the minimum closing bid price requirement, NYSE American may take steps to delist our Common Shares. Such a delisting would likely have a negative effect on the price of our Common Shares and would impair your ability to sell or purchase our Common Shares when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our Common Shares to become listed again, stabilize the market price or improve the liquidity of our Common Shares, prevent our Common Shares from dropping below the NYSE American minimum bid price requirement or prevent future noncompliance with NYSE American’s listing requirements.

Our Board can, without shareholder approval, cause preferred shares to be issued on terms that adversely affect common shareholders or which could be used to resist a potential take-over of us.

Under our Notice of Articles, as amended, our Board is authorized to issue up to 150,000,000 preferred shares in one or more series, none of which were issued and outstanding as of the date of this prospectus. Also, our Board, without shareholder approval, will have the authority to determine the rights, preferences, privileges and restrictions, including voting rights, of those shares. If the Board causes preferred shares to be issued, the rights of the holders of our Common Shares could be adversely affected. The Board’s ability to determine the terms of preferred shares and to cause its issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting shares. Preferred shares issued by the Board could include voting rights which could shift the ability to control us to the holders of the preferred shares. Preferred shares could also have conversion rights into Common Shares at a discount to the market price of the Common Shares which could negatively affect the market for our Common Shares. In addition, preferred shares would have preference in the event of liquidation of us, the payment of dividends and other rights superior to the Common Shares. We have no current plans to issue any preferred shares.

The Class B Shares contain terms that could adversely affect common shareholders or which could be used to resist a potential take-over of us.

Under our Notice of Articles, as amended, our Board is authorized to issue up to 100 Class B Shares, 100 of which will be issued and outstanding as of the date of the Separation. The Class B Shares could have the effect of making it more difficult for a third party to acquire a majority of our outstanding Common Shares. The Class B Shares include voting rights to elect fifty percent (50%) of our board (or a majority, where our board is set at an odd number) which has the effect of limiting the common share voting rights with respect to election of the Board.

The market price of our Common Shares may fluctuate significantly, which could result in substantial losses by our investors.

The market price of our Common Shares may fluctuate significantly in response to numerous factors, some of which are beyond our control, such as:

●	Announcements of technological innovations, new products or product enhancements by us or others;

●	Announcements by us of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

●	Success of research and development projects;

●	Developments concerning intellectual property rights or regulatory approvals;

●	Variations in our and our competitors’ results of operations;

●	Changes in earnings estimates or recommendations by securities analysts, if our Common Shares are covered by analysts;

●	Changes in government regulations or patent decisions;

●	Future issuances of Common Shares or other securities;

●	The addition or departure of key personnel;

●	Announcements by us or our competitors of acquisitions, investments or strategic alliances;

●	General market conditions, including the volatility of market prices for shares of technology companies generally, and other factors, including factors unrelated to our operating performance; and

●	The other factors described in this “Risk Factors” section.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our Common Shares and result in substantial losses by our investors.

Further, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations in the past. Continued market fluctuations could result in extreme volatility in the price of our Common Shares, which could cause a decline in the value of our Common Shares. Price volatility of our Common Shares might be worse if the trading volume of our Common Shares is low. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and attention of management from our business, even if we are successful. Future sales of our Common Shares could also reduce the market price of such shares.

Moreover, the liquidity of our Common Shares is limited, not only in terms of the number of shares that can be bought and sold at a given price, but by delays in the timing of transactions and reduction in security analysts’ and the media’s coverage of us, if any. These factors may result in lower prices for our Common Shares than might otherwise be obtained and could also result in a larger spread between the bid and ask prices for our Common Shares. In addition, without a large float, our Common Shares are less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our Common Shares may be more volatile. In the absence of an active public trading market, an investor may be unable to liquidate its investment in our Common Shares. Trading of a relatively small volume of our Common Shares may have a greater impact on the trading price of our Common Shares than would be the case if our public float were larger. We cannot predict the prices at which our Common Shares will trade in the future.

Raising additional capital by issuing securities may cause dilution to existing shareholders and/or have other adverse effects on our operations.

We may need to raise future capital to implement our business strategies. We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, your ownership interest will be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Any additional indebtedness we incur would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our Common Shares to decline and existing shareholders may not agree with our financing plans or the terms of such financings. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, or our products, or grant licenses on terms unfavorable to us. Adequate additional financing may not be available to us on acceptable terms, or at all.

Our management will have broad discretion over the use of the net proceeds from this offering and we may use the net proceeds in ways with which you disagree or which do not produce beneficial results.

We plan to use the proceeds of the offering for general corporate purposes, which may include working capital, capital expenditures, including improvements to the Joliette Plant (which we expect to be leased to us post-Separation pursuant to the Joliette Plant Lease to be entered into as part of the Separation between Strong Entertainment Subco and Strong/MDI), operational purposes and potential acquisitions in complementary businesses. While we do not currently have any agreement with respect to an acquisition, we intend to evaluate potential opportunities and could use proceeds of the offering to invest in one or more complementary businesses. The principal reasons for this offering are to increase our working capital, create a public market for our Common Shares, improve our ability to access the capital markets in the future, and to provide capital for general corporate purposes. The principal reasons for this offering are to increase our working capital, create a public market for our Common Shares, improve our ability to access the capital markets in the future, and to provide capital for general corporate purposes. (See Use of Proceeds). We have not allocated specific amounts of the net proceeds from this offering for any of the foregoing purposes. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for us or our shareholders. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, and results of operation.

We could be negatively affected by actions of activist shareholders.

Campaigns by shareholders to effect changes at publicly traded companies are sometimes led by investors seeking to increase short-term shareholder value through actions such as financial restructuring, increased debt, special dividends, share repurchases or sales of assets or the entire company. If we are targeted by an activist shareholder in the future, the process could be costly and time-consuming, disrupt our operations and divert the attention of management and our employees from executing our strategic plan. Additionally, perceived uncertainties as to our future direction as a result of shareholder activism or changes to the composition of our Board may lead to the perception of a change in the direction of our business, instability or lack of continuity, which may be exploited by our competitors, cause concern to current or potential customers, who may choose to transact with our competitors instead of us, and make it more difficult to attract and retain qualified personnel.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Common Shares, or if our results of operations do not meet their expectations, our share price and trading volume could decline.

The trading market for our Common Shares will be influenced by the research and reports that industry or securities analysts publish about us and our business. We do not have any control over these analysts. If any of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, any of the analysts who cover us downgrades our stock, or if our results of operations do not meet their expectations, our share price could decline.

We may be a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. Holders.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Material U.S. Federal Income Tax Consequences”) of our Common Shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “potentially,” “will” or “may,” or other words that convey uncertainty of future events or outcomes, to identify these forward-looking statements. Forward-looking statements in this prospectus may include, but are not limited to, statements about:

●	expectations of future results of operations or financial performance;

●	introduction of new products or compensation strategies;

●	successful implementation of the Separation and our operations of the Entertainment Business following the Separation;

●	plans for growth, future operations, and potential acquisitions;

●	the size and growth potential of possible markets for our product candidates and our ability to serve those markets;

●	the rate and degree of market acceptance of our business model;

●	the accuracy of our estimates regarding expenses, future revenues, capital requirements and needs for additional financing and our ability to obtain additional financing;

●	our ability to attract strategic partners with development, regulatory and commercialization expertise; and

●	the development of our marketing capabilities.

There are numerous important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss in this prospectus under the caption “Risk Factors.” Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We expressly disclaim any obligation or intention to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate the net proceeds to us in this offering will be approximately $2.3 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. This assumes an initial public offering price of $5.00 per share; and assumes no exercise of the underwriters’ over-allotment option to purchase additional Common Shares.

We plan to use the proceeds of the offering for general corporate purposes, which may include (i) working capital, (ii) capital expenditures, including those related to a potential expansion of the Joliette Plant, which is estimated at approximately CAD$1.0 million to CAD$1.5 million (approximately US$0.8 million to US$1.2 million) and includes the estimated costs of CAD$0.3 million to CAD$0.5 million (approximately US$0.2 million to US$0.4 million) related to bringing the Joliette Plant (which we expect to be leased to us post-Separation pursuant to the Joliette Plant Lease) into compliance with certain codes and environmental permits, (iii) operational purposes, including working capital to accelerate growth in our new content business and expand our cinema screen and services offerings and (iv) potential acquisitions in complementary businesses. While we do not currently have any agreement with respect to an acquisition, we intend to evaluate potential opportunities and could use proceeds of the offering to invest in one or more complementary businesses. The principal reasons for this offering are to increase our working capital, create a public market for our Common Shares, improve our ability to access the capital markets in the future, and to provide capital for general corporate purposes.

Due to the uncertainties inherent in our business, we cannot estimate with certainty the exact amounts of the net proceeds from this offering that may be used for any purpose. As a result, our management will have broad discretion in applying the net proceeds from this offering.

DIVIDEND POLICY

As of the date of this prospectus, we have never declared or paid any cash dividends on our Common Shares or other securities and do not anticipate declaring or paying any cash dividends in the foreseeable future. We currently intend to retain all available funds to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our Board of Directors in accordance with applicable law and will be dependent upon then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that our Board of Directors considers relevant.

CAPITALIZATION

The table below describes our cash, cash equivalents and investments and capitalization as of December 31, 2022.

●	on an actual basis;

●	on a pro forma basis to give effect to the Separation and related transactions, as if such transactions had occurred on December 31, 2022; and

●	on a pro forma, as-adjusted, basis to reflect the issuance and sale by us of Common Shares in this offering and the receipt of an estimated of $2.3 million of net proceeds, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and the receipt by us of the proceeds of such sale, assuming no exercise of the underwriters’ over-allotment option to purchase additional Common Shares and giving effect to the Landmark Warrant and the grant of RSUs to our directors and officers upon the completion of this offering.

You should read this table in conjunction with the information under the captions “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2022 (unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)

Cash and cash equivalents	$3,615	$3,615	$5,889
Debt:
Revolving credit facility	$-	$-	$-
20-year installment loan	2,289	-	-
5-year equipment loan	221	221	221
Tenant improvement loan	162	162	162
Operating lease obligations	298	4,874	4,874
Finance lease obligations	607	607	607
Total debt	$3,577	$5,864	$5,864

Equity:
Preferred shares	$-	$-	$-
Class A Common shares	-	-	-
Class B Common shares	-	-	-
Additional paid in capital	-	-	15,335
Accumulated other comprehensive loss	(5,024)	(5,024)	(5,024)
Net parent investment	14,228	13,381	-
Total equity	$9,204	$8,357	$10,311

Total capitalization	$12,781	$14,221	$16,175

DILUTION

If you invest in our Common Shares in this offering, you will experience dilution to the extent of the difference between the public offering price per share and the net tangible book value per share of our Common Shares immediately after this offering. If you purchase our Common Shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price in this offering per share of our Common Shares and the pro forma as adjusted net tangible book value per share of our Common Shares upon closing of this offering. Net tangible book value represents the book value of our total tangible assets less the book value of our total liabilities. Pro forma net tangible book value per share represents our net tangible book value divided by the number of Common Shares issued and outstanding. Pro forma as adjusted net tangible book value per share represents our net tangible book value divided by the number of Common Shares issued and outstanding after giving effect to the pro forma adjustment described above, and the payment of estimated offering expenses by us in connection with the sale of Common Shares in this offering.

We calculate net tangible book value per common share by dividing our net tangible assets by the number of Common Shares issued and outstanding as of December 31, 2022. Our net tangible book value as of December 31, 2022, was approximately $6.8 million. Our pro forma net tangible book value as of December 31, 2022, was $6.0 million, or $0.99 per common share. After giving effect to the pro forma adjustments described above, our pro forma as adjusted net tangible book value as of December 31, 2022, would have been $7.9 million, or $1.13 per share. This represents an immediate and substantial dilution of $3.87 per share to new investors purchasing Common Shares in this offering. The following table illustrates this dilution per share:

Assumed public offering price per common share		$5.00
Net tangible book value per common share as of December 31, 2022	$1.14
Change in net tangible book value per common share attributable to new investors	$(0.01)
As adjusted net tangible book value per common share as of December 31, 2022 after giving effect to this offering		$1.13
Dilution per common share to new investors participating in this offering		$3.87

A $1.00 increase (or decrease) in the assumed initial offering price of $5.00 per share would increase (or decrease) the as adjusted net tangible book value per common share after giving effect to this offering by approximately $0.13, and dilution per common share to new investors by approximately $0.87, assuming that the number of Common Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital by issuing equity securities or convertible debt, your ownership will be further diluted.

THE SEPARATION TRANSACTION

Strong Global Entertainment was incorporated as a company under the BCBCA on November 9, 2021. All of the outstanding Common Shares of Strong Global Entertainment are currently held by Strong/MDI, a wholly-owned subsidiary of FG Group Holdings. Prior to completion of this offering, FG Group Holdings will also own all of the outstanding capital stock of STS, who in turn owns all of the outstanding capital stock of Strong Studios. On November 9, 2021, Strong Entertainment Subco was incorporated as a company under the BCBCA. All of the outstanding Common Shares of Strong Entertainment Subco are currently held by Strong/MDI.

Prior to the completion of this offering, we, Strong Entertainment Subco and/or STS, will enter into the Master Asset Purchase Agreement, the IP Assignment Agreement (as defined below), the FG Group Holdings Asset Transfer Agreement, the FG Group Holdings IP Assignment Agreement, the Joliette Plant Lease, the Share Transfer Agreements and a number of other agreements with FG Group Holdings and or Strong/MDI for the purpose of accomplishing the Separation and setting forth various matters governing our relationship with FG Group Holdings after the completion of this offering. Pursuant to the Management Services Agreement, we and FG Group Holdings will provide certain services to each other, which could include information technology, legal, finance and accounting, human resources, tax, treasury, and other services, and will charge us a fee that is based on its actual costs and expenses for those services in the future (with mark-up, if necessary, to comply with applicable transfer pricing principles under Canadian and U.S. tax regulations). These agreements will take effect upon the closing of this offering. We will enter into these agreements with FG Group Holdings and/or Strong/MDI while we are still an indirect wholly-owned subsidiary of FG Group Holdings and certain terms of these agreements are not necessarily the same as could have been obtained from a third party.

The following are the principal steps of the Separation:

1.	Pursuant to the terms of the Master Asset Purchase Agreement and an assignment agreement between Strong/MDI and Strong Entertainment Subco (the “IP Assignment Agreement”), Strong/MDI will transfer to Strong Entertainment Subco the assets comprising Strong/MDI’s operating business, except for the Joliette Plant, and Strong Entertainment Subco will assume the liabilities relating thereto, except for the 20-year installment loan collateralized by the Joliette Plant, all in consideration for Common Shares of Strong Entertainment Subco;

2.	Pursuant to the terms of the Joliette Plant Lease, Strong/MDI will lease the Joliette Plant to Strong Entertainment Subco for a fifteen (15) year lease, with the option of Strong Entertainment Subco to renew for five (5) consecutive periods of five years each, and a right of first refusal to purchase the Joliette Plant in the event that Strong/MDI wishes to sell the property to a third-party in the future;

3.	Pursuant to the terms of the FG Group Holdings Asset Transfer Agreement and the FG Group Holdings IP Assignment Agreement, (i) FG Group Holdings will transfer to STS a limited number of contracts and intellectual property used in the Entertainment Business and (ii) STS will indemnify and hold harmless FG Group Holdings in an aggregate amount not to exceed $250,000 per year, against the currently outstanding product liability or personal injury claims (such maximum amount excluding legal fees) arising out of products sold or distributed in the U.S. by the operations of the businesses being transferred to us in the Separation, all in a tax-free transfer under Section 351 of the U.S. Internal Revenue Code as well as to indemnify FG Group Holdings for all expenses (including legal fees) related to the defense of such claims;

4.	Pursuant to a Share Transfer Agreement between Strong/MDI and Strong Global Entertainment, Strong/MDI will transfer 100% of the Common Shares of Strong Entertainment Subco to Strong Global Entertainment in exchange for additional Common Shares and 100 new Class B Shares of Strong Global Entertainment;

5.	Pursuant to a Share Transfer Agreement between FG Group Holdings and Strong/MDI, FG Group Holdings will transfer all of the shares of capital stock of STS to Strong/MDI in consideration for Common Shares of Strong/MDI;

6.	Pursuant to a Share Transfer Agreement between Strong/MDI and Strong Global Entertainment, Strong/MDI will transfer all of the shares of capital stock of STS received in step 5 to Strong Global Entertainment in consideration for additional Common Shares of Strong Global Entertainment; and

7.	Strong/MDI will change its name.

As a consequence of the transactions noted above, we will lease the Joliette Plant under the Joliette Plant Lease, and will indirectly acquire all of the assets and liabilities related to the screen manufacturing business held by Strong/MDI and/or FG Group Holdings prior to the offering and all of the shares of STS.

Pursuant to the Master Asset Purchase Agreement, to the extent that permits or consents are not obtained to transfer any particular assets or operations to us prior to the closing of this offering, Strong/MDI will continue to own such assets or operations but will operate them for our benefit and we will be entitled to the economic benefits thereof. See “Certain Relationships and Related Party Transactions—Relationship with FG Group Holdings—Master Asset Purchase Agreement and Share Transfer Agreements.”

The diagram below depicts a simplified version of our current organizational structure, together with the governing law of each corporate entity.

The diagram below depicts a simplified version of our organizational structure immediately following the completion of the Separation and the closing of this offering, together with the governing law of each corporate entity, assuming the underwriters do not exercise their over-allotment option.

* The percentage calculation does not take into account the RSUs to be issued to our directors and officers upon the completion of this offering (see “Executive and Director Compensation—Long-Term Incentives—Equity Grants”).

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements consist of the unaudited pro forma condensed combined statements of income for the years ended December 31, 2022 and December 31, 2021, and the unaudited pro forma condensed combined balance sheet as of December 31, 2022. The unaudited pro forma condensed combined financial statements have been derived by application of pro forma adjustments to our historical combined financial statements included elsewhere in this prospectus.

The unaudited pro forma condensed combined balance sheet reflects the Separation, this offering and other transactions, as described below, as if they occurred on December 31, 2022, while the unaudited pro forma condensed combined statements of operations give effect to the Separation and this offering as if they occurred on January 1, 2021. The pro forma adjustments, described in the related notes, are based on currently available information and certain estimates and assumptions that management believes are reasonable. These estimates and assumptions are preliminary and have been made solely for purposes of developing these unaudited pro forma condensed combined financial statements. Actual results could differ, perhaps materially, from these estimates and assumptions. Included in the pro forma adjustments are items that are directly related to the Separation and this offering, factually supportable and, for purposes of the unaudited pro forma condensed combined statements of operations, have a continuing impact.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred had the Separation or this offering been completed on December 31, 2022 for the unaudited pro forma condensed combined balance sheet or on January 1, 2021 for the unaudited pro forma condensed combined statements of operations. The unaudited pro forma condensed combined financial statements should not be relied on as indicative of the historical operating results that we would have achieved or any future operating results or financial position that we will achieve after the completion of this offering.

The unaudited pro forma condensed combined financial statements reflect the impact of certain transactions, which primarily comprise the following:

●	the Separation, which outlines the assets and liabilities to be contributed by FG Group Holdings to Strong Global Entertainment at Separation date, including the Joliette Plant Lease between Strong/MDI and Strong Entertainment Subco, as described in the section titled “The Separation Transaction”;

●	the receipt of approximately $2.3 million in net proceeds from the sale of Common Shares in this offering at an assumed initial offering price of $5.00 per share, assuming no exercise of the underwriters’ over-allotment option to purchase additional Common Shares, after deducting the underwriting discount and commissions and estimated offering expenses payable by us; and

●	the effect of the Landmark Warrant and the grant of RSUs to our directors and officers upon the completion of this offering.

We have historically operated as an operating segment of FG Group Holdings. FG Group Holdings currently provides certain services to us, and costs associated with these functions have been allocated to us. The allocations include costs related to corporate services, such as executive management, information technology, legal, finance and accounting, human resources, tax, treasury, and other services. These costs were allocated on a basis of revenue, headcount or other measures we have determined as reasonable. Stock-based compensation includes expense attributable to our employees allocated from FG Group Holdings. These allocations are primarily reflected within operating expenses in our combined statements of operations. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to, or the benefit received by, us during the periods presented. However, these allocations may not necessarily be indicative of the actual expenses we would have incurred as an independent company during the periods prior to the offering or of the additional costs we will incur in the future as we operate as a stand-alone company.

Following the completion of this offering, we expect FG Group Holdings to continue to provide certain services to us and we expect to provide certain services to FG Group Holdings pursuant to the Management Services Agreement. See the section titled “Certain Relationships and Related Party Transactions—Relationship with FG Group Holdings – Management Services Agreement”. Pursuant to the Management Services Agreement, we will charge FG Group Holdings a fee based on our actual costs for providing those services to FG Group Holdings (with mark-up, if necessary, to comply with applicable transfer pricing principles under Canadian and U.S. tax regulations). In turn, FG Group Holdings will also charge us a fee that is based on its actual costs for providing those services to us in the future (with mark-up, if necessary, to comply with applicable transfer pricing principles under Canadian and U.S. tax regulations). The unaudited pro forma condensed combined financial statements have not been adjusted for as estimate of these management services to the extent that future costs are expected to be different from historical allocations Actual results may differ from historical allocations or pro forma estimated management services costs.

Following the completion of this offering, we will be subject to the reporting requirements of the Exchange Act. We will be required to establish procedures and practices as a stand-alone public company in order to comply with our obligations under the Exchange Act and related rules and regulations. As a result, we will incur additional costs, including audit, investor relations, stock administration and regulatory compliance costs. These additional costs will differ from the costs that were historically allocated to us from FG Group Holdings.

The following unaudited pro forma condensed combined financial statements and the related notes should be read in conjunction with the sections titled “Use of Proceeds,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the annual audited combined financial statements, the unaudited interim combined financial statements and the related notes included elsewhere in this prospectus.

(in thousands)	December 31, 2022 (unaudited)
	Actual	Adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$3,615	$2,274	(a)	$5,889
Accounts receivable, net	6,148	-		6,148
Inventories, net	3,389	-		3,389
Other current assets	4,547	(1,920	)(e)	2,627
Total current assets	17,699	354		18,053
Property, plant and equipment, net	4,607	(3,136	)(b)	1,471
Operating lease right-of-use assets	237	4,576	(c)	4,813
Finance lease right-of-use assets	606	-		606
Film and television programming rights, net	1,501	-		1,501
Intangible assets, net	6	-		6
Goodwill	882	-		882
Total assets	$25,538	$1,794		$27,332

Liabilities and Equity
Current liabilities:
Accounts payable	$4,106	$-		$4,106
Accrued expenses	4,486	(364	)(e)	4,122
Payable to FG Group Holdings	1,861	(1,236	)(e)	625
Short-term debt	2,510	(2,289	)(d)	221
Current portion of long-term debt	36	-		36
Current portion of operating lease obligations	64	191	(c)	255
Current portion of finance lease obligations	105	-		105
Deferred revenue and customer deposits	1,769	-		1,769
Total current liabilities	14,937	(3,698)		11,239
Long-term debt, net of current portion	126	-		126
Operating lease obligations, net of current portion	234	4,385	(c)	4,619
Finance lease obligations, net of current portion	502	-		502
Deferred income taxes	529	-		529
Other long-term liabilities	6	-		6
Total liabilities	16,334	687		17,021
Commitments, contingencies and concentrations

Equity:
Class A Common Shares	-	-		-
Class B Common Shares	-	-		-
Additional paid-in capital	-	15,335	(e)	15,335
Accumulated other comprehensive loss	(5,024)	-		(5,024)
Net parent investment	14,228	(14,228	)(e)	-
Total equity	9,204	1,107		10,311
Total liabilities and equity	$25,538	$1,794		$27,332

(a)	Represents estimated net proceeds from the sale and issuance by us of 1,000,000 Common Shares in this offering at the initial public offering price of $5.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. This assumes no exercise of the underwriters’ over-allotment option to purchase additional Common Shares.
(b)	Represents the elimination of the carrying value of the Joliette Plant that will not transfer to the Company as part of the Separation.
(c)	Represents the recognition of a right-of-use asset and operating lease obligation in connection with entering into the Joliette Plant Lease.
(d)	Represents the elimination of the installment 20-year loan collateralized by the Joliette Plant that will not transfer to the Company as part of the Separation.
(e)	Represents the elimination of Net parent investment, the establishment of additional paid-in capital in connection with this offering, the reclassification of costs incurred in connection with this offering to additional paid in capital, the reimbursement of costs incurred in connection with this offering to FG Group Holdings, the reimbursement of the $0.3 million paid by FG Group Holdings to Landmark and giving effect to the Landmark Warrant and the grant of RSUs to our directors and officers upon the completion of this offering.

(in thousands)	Year Ended December 31, 2022 (unaudited)
	Actual	Adjustments		Pro Forma

Net product sales	$30,119	$-		$30,119
Net service revenues	9,748	-		9,748
Total net revenues	39,867			39,867
Cost of products sold	22,729	124	(a)	22,853
Cost of services	7,592	-		7,592
Total cost of revenues	30,321	124		30,445
Gross profit	9,546	(124)		9,422
Selling and administrative expenses:
Selling	2,261	-		2,261
Administrative	5,466	143	(b)	5,609
Total selling and administrative expenses	7,727	143		7,870
Income from operations	1,819	(267)		1,552
Other (expense) income:
Interest expense, net	(134)	114	(c)	(20)
Foreign currency transaction gain	528	-		528
Other income, net	22	-		22
Total other income	416	114		530
Income before income taxes	2,235	(154)		2,082
Income tax expense (benefit)	(535)	36	(d)	(499)
Net income	$1,700	$(118)		$1,583

Pro forma net income per share:
Basic				$0.23
Diluted				$0.22

Pro forma weighted-average shares used to compute net loss per share: (e)
Basic				7,000
Diluted				7,150

(in thousands)	Year Ended December 31, 2021 (unaudited)
	Actual	Adjustments		Pro Forma

Net product sales	$19,631	$-		$19,631
Net service revenues	6,341	-		6,341
Total net revenues	25,972			25,972
Cost of products sold	14,078	127	(a)	14,205
Cost of services	4,526	-		4,526
Total cost of revenues	18,604	127		18,731
Gross profit	7,368	(127)		7,241
Selling and administrative expenses:
Selling	1,781	-		1,781
Administrative	4,387	183	(b)	4,570
Total selling and administrative expenses	6,168	183		6,351
Income from operations	1,200	(310)		890
Other (expense) income:
Interest expense	(107)	84	(c)	(23)
Foreign currency transaction loss	(65)	-		(65)
Other income, net	153	-		153
Total other (expense) income	(19)	84		65
Income before income taxes	1,181	(226)		955
Income tax expense	(360)	53	(d)	(307)
Net income	$821	$(173)		$648

Pro forma net income per share:
Basic				$0.09
Diluted				$0.09

Pro forma weighted-average shares used to compute net income per share: (e)
Basic				7,000
Diluted				7,150

(a)	Represents (i) the elimination of depreciation expense related to the Joliette Plant that will not transfer to the Company as part of the Separation and (ii) the recognition of rent expense in connection with entering into the Joliette Plant Lease allocated to Cost of products sold.
(b)	Represents (i) the recognition of legal fees incurred in connection with the defense of the outstanding product liability or personal injury claims and (ii) the recognition of rent expense in connection with entering into the Joliette Plant Lease allocated to Administrative expenses.
(c)	Represents the elimination of interest expense related to the installment 20-year loan collateralized by the Joliette Plant that will not transfer to the Company as part of the Separation.
(d)	Represents the income tax impact of adjustments (a) through (c).
(e)	Pro forma weighted-average shares outstanding for purposes of calculating basis net income per share is based on the number of Common Shares expected to be outstanding following this offering. Pro forma weighted-average shares outstanding for purposes of calculating diluted net income per share is based on the number of Common Shares expected to be outstanding following this offering plus the issuance of the Landmark Warrant.

SELECTED HISTORICAL AND OTHER COMBINED FINANCIAL DATA

The selected historical condensed combined statements of income of Strong Global Entertainment for the years ended December 31, 2022 and December 31, 2021 have been derived from the audited combined financial statements of Strong Global Entertainment included elsewhere in this prospectus. The selected historical condensed combined statements of income of Strong Global Entertainment for the years ended December 31, 2020 and December 31, 2019 have been derived from the audited combined financial statements of Strong Global Entertainment not included elsewhere in this prospectus. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements.

Our historical results are not necessarily indicative of our results in any future period. To ensure a full understanding of the selected financial data, the information presented below should be reviewed in combination with the audited combined financial statements and the related notes thereto included elsewhere in this prospectus.

This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Strong Global Entertainment” and the financial statements of Strong Global Entertainment and the notes thereto included elsewhere in this prospectus.

Our historical combined financial statements, which are discussed below, are prepared on a stand-alone basis in accordance with U.S. GAAP and are derived from FG Group Holdings’ consolidated financial statements and accounting records using the historical results of operations and assets and liabilities attributed to our operations, and include allocations of expenses from FG Group Holdings. Our combined results are not necessarily indicative of our future performance and do not reflect what our financial performance would have been had we been a stand-alone public company during the periods presented.

FG Group Holdings currently provides certain services to us, and costs associated with these functions have been allocated to us. The allocations include costs related to corporate services, such as executive management, information technology, legal, finance and accounting, human resources, tax, treasury, and other services. These costs were allocated on a basis of revenue, headcount or other measures we have determined as reasonable. Stock-based compensation includes expense attributable to our employees are also allocated from FG Group Holdings. These allocations are reflected within operating expenses in our combined statements of operations. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to, or the benefit received by, us during the periods presented. However, these allocations may not necessarily be indicative of the actual expenses we would have incurred as an independent company during the periods prior to the offering or of the additional costs we will incur in the future as we operate as a stand-alone company.

Following the completion of this offering, we expect FG Group Holdings to continue to provide certain services to us and we expect to provide certain services to FG Group Holdings, pursuant to the Management Services Agreement. See the section titled “Certain Relationships and Related Party Transactions—Relationship with FG Group Holdings – Management Services Agreement”. Pursuant to the Management Services Agreement, we will charge FG Group Holdings a fee based on our actual costs for providing those services to FG Group Holdings (with mark-up, if necessary, to comply with applicable transfer pricing principles under Canadian and U.S. tax regulations). In turn, FG Group Holdings will also charge us a fee that is based on its actual costs for providing those services to us in the future (with mark-up, if necessary, to comply with applicable transfer pricing principles under Canadian and U.S. tax regulations).

Following the completion of this offering, we will be subject to the reporting requirements of the Exchange Act. We will be required to establish procedures and practices as a stand-alone public company in order to comply with our obligations under the Exchange Act and related rules and regulations. As a result, we will incur additional costs, including audit, investor relations, stock administration and regulatory compliance costs. These additional costs will differ from the costs that were historically allocated to us from FG Group Holdings.

	Years Ended December 31,
	2022	2021	2020	2019

Statement of Income Data:
Net product sales	$30,119	$19,631	$15,987	$26,448
Net service revenues	9,748	6,341	4,833	10,921
Total net revenues	39,867	25,972	20,820	37,369
Cost of products sold	22,729	14,078	10,980	16,369
Cost of services	7,592	4,526	5,193	8,842
Total cost of revenues	30,321	18,604	16,173	25,211
Gross profit	9,546	7,368	4,647	12,158
Selling and administrative expenses:
Selling	2,261	1,781	1,656	2,080
Administrative	5,466	4,387	4,312	4,700
Total selling and administrative expenses	7,727	6,168	5,968	6,780
Loss on disposal of assets	-	-	(33)	(69)
Income (loss) from operations	1,819	1,200	(1,354)	5,309
Other (expense) income:
Interest expense, net	(134)	(107)	(112)	(139)
Fair value adjustment to notes receivable	-	-	-	(2,857)
Foreign transaction gain (loss)	528	(65)	(292)	(288)
Other income, net	22	153	3,129	1,732
Total other income (expense)	416	(19)	2,725	(1,552)
Income before income taxes	2,235	1,181	1,371	3,757
Income tax (expense) benefit	(535)	(360)	74	(1,864)
Net income	$1,700	$821	$1,445	$1,893

	December 31, 2022 (unaudited)
	Actual	Pro Forma As Adjusted(1)
Balance Sheet Data:
Assets:
Cash and cash equivalents	$3,615	$5,889
Accounts receivable, net	6,148	6,148
Inventories, net	3,389	3,389
Property, plant and equipment, net	4,607	1,471
Liabilities and equity:
Accounts payable, accrued expenses and other current liabilities	$12,222	$10,622
Short- and long-term debt	2,672	383
Lease obligations	905	5,481
Total equity	9,204	10,311

(1) The pro forma as adjusted balance sheet data in the table above reflects (i) the Separation, (ii) the sale and issuance by us of our Common Shares in this offering, based upon the receipt of an estimated of $2.3 million of net proceeds therefrom, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the effect of the Landmark Warrant and the grant of RSUs to our directors and officers upon the completion of this offering. This assumes no exercise of the underwriters’ over-allotment option to purchase additional Common Shares.

	Years Ended December 31,
	2022	2021	2020	2019
Statement of Cash Flow Data:
Net cash provided by operating activities	$157	$4,831	$4,023	$4,185
Net cash used in investing activities	(712)	(394)	(467)	(1,597)
Net cash used in financing activities	(394)	(3,334)	(3,353)	(2,561)
Other Supplemental Metrics:
Gross margin	23.9%	28.4%	22.3%	32.5%
EBITDA(1)	$3,066	$2,194	$2,353	$4,792
Adjusted EBITDA	2,661	725	(119)	6,984

(1) Use of Non-GAAP Measures

We have prepared our combined financial statements in accordance with United States GAAP. In addition to disclosing financial results prepared in accordance with GAAP, we disclose information regarding Adjusted EBITDA, which differs from the term EBITDA as it is commonly used. In addition to adjusting net income to exclude income taxes, interest, and depreciation and amortization, Adjusted EBITDA also excludes, share-based compensation, fair value adjustments, severance, foreign currency transaction gains (losses), gains on insurance recoveries and other cash and non-cash charges and gains.

EBITDA and Adjusted EBITDA are not measures of performance defined in accordance with GAAP. However, Adjusted EBITDA is used internally in planning and evaluating our operating performance. Accordingly, management believes that disclosure of these metrics offers investors, bankers and other stakeholders an additional view of our operations that, when coupled with the GAAP results, provides a more complete understanding of our financial results.

EBITDA and Adjusted EBITDA should not be considered as an alternative to net income or to net cash from operating activities as measures of operating results or liquidity. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies, and the measures exclude financial information that some may consider important in evaluating our performance.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are (i) they do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments, (ii) they do not reflect changes in, or cash requirements for, our working capital needs, (iii) EBITDA and Adjusted EBITDA do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our debt, (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements, (v) they do not adjust for all non-cash income or expense items that are reflected in our statements of cash flows, (vi) they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, and (vii) other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

We believe EBITDA and Adjusted EBITDA facilitate operating performance comparisons from period to period by isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. These potential differences may be caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense). We also present EBITDA and Adjusted EBITDA because (i) we believe these measures are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry, (ii) we believe investors will find these measures useful in assessing our ability to service or incur indebtedness, and (iii) we use EBITDA and Adjusted EBITDA internally as benchmarks to evaluate our operating performance or compare our performance to that of our competitors.

The following table presents a reconciliation of net income, the most directly comparable GAAP measure, to EBITDA and Adjusted EBITDA:

	Years Ended December 31,
	2022	2021	2020	2019

Net income	$1,700	$821	$1,445	$1,893
Interest expense, net	134	107	112	139
Income tax expense (benefit)	535	360	(74)	1,864
Depreciation and amortization	697	906	870	896
EBITDA	3,066	2,194	2,353	4,792
Stock-based compensation	123	175	232	213
Loss on disposal of assets and impairment charges	-	-	33	69
Foreign currency transaction (gain) loss	(528)	65	292	288
Gain on property and casualty and business interruption insurance recoveries	-	(148)	(3,107)	(1,235)
Employee retention credit	-	(1,576)	-	-
Fair value adjustment to notes receivable	-	-	-	2,857
Severance and other	-	15	78	-
Adjusted EBITDA	$2,661	$725	$(119)	$6,984

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and analysis of the financial condition and results of operations of Strong Global Entertainment as of, and for, the periods presented. As discussed elsewhere, our historical combined financial statements, which are discussed below, are prepared on a stand-alone basis in accordance with U.S. GAAP and are derived from FG Group Holdings’ consolidated financial statements and accounting records using the historical results of operations and assets and liabilities attributed to our operations, and include allocations of expenses from FG Group Holdings. Our combined results are not necessarily indicative of our future performance and do not reflect what our financial performance would have been had we been a stand-alone public company during the periods presented. And such information does not give effect to the Separation. We describe in this section the businesses that will be contributed to us by FG Group Holdings as part of our Separation, as if they were our businesses for all historical periods described.

Overview

We are one of the largest manufacturers of premium projection screens and customized screen support systems, and we also distribute digital cinema equipment and provide technical support services to the entertainment industry. We provide exhibitors with a single source for cinema and projection products, solutions and services. We are focused on improving the operating performance as the United States and other countries recover from COVID-19 related business disruptions. We plan to manage the Strong Global Entertainment business segment to grow market share and organic revenue and improve operating results, with the intent of expanding the ultimate valuation of the business. In addition, we may acquire other businesses, which may be within or outside of the Company’s existing markets.

Impact of COVID-19 Pandemic

In December 2019, a novel coronavirus disease (“COVID-19”) was initially reported, and in March 2020, the World Health Organization characterized COVID-19 as a pandemic. COVID-19 and variants thereof have had a widespread and detrimental effect on the global economy as a result of the continued increase in the number of cases, particularly in the United States, and actions by public health and governmental authorities, businesses, other organizations and individuals to address the outbreak, including travel bans and restrictions, quarantines, shelter in place, stay at home or total lock-down orders and business limitations and shutdowns. The ultimate impact of the COVID-19 pandemic on our business and results of operations remains unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the COVID-19 pandemic, including repeat or cyclical outbreaks, and any additional preventative and protective actions that governments, or we or our customers, may direct, which may result in an extended period of continued business disruption and reduced operations. Any resulting financial impact cannot be reasonably estimated at this time, but we expect it will continue to have a material impact on our business, financial condition and results of operations.

The repercussions of the COVID-19 global pandemic resulted in a significant impact to our customers, specifically those in the entertainment and advertising industries, and their ability and willingness to spend on our products and services, which continues to negatively impact us in certain geographic regions. A significant number of our customers temporarily ceased operations during the pandemic, some of which continue to be suspended; as such, we have experienced, and anticipate that we will continue to experience at least until our customers have resumed normal operations, a significant decline in our results of operations. Many movie theaters and other entertainment centers were forced to close or curtail their hours and, correspondingly, have terminated or deferred their non-essential capital expenditures. Although most movie theaters and chains have re-opened, theater operators may continue to experience reduced revenues for an extended period due to, among other things, consumer concerns over safety and social distancing, depressed consumer sentiment due to adverse economic conditions, including job losses, capacity restrictions, and postponed release dates, shortened “release windows” between the release of motion pictures in theaters and an alternative delivery method, or the release of motion pictures directly to alternative delivery methods, bypassing the theater entirely, for certain movies, and continued COVID-19 outbreaks could cause these theaters to suspend operations again. The COVID-19 pandemic also adversely affected film production and may adversely affect the pipeline of feature films available in the short- or long-term. In addition to decreased business spending by our customers and prospective customers and reduced demand for our products, lower renewal rates by our customers, increased customer losses/churn, increased challenges in or cost of acquiring new customers and increased risk in collectability of accounts receivable may have a material adverse effect on our business and results of operations. We have also experienced other negative impacts; among other actions, we were required to temporarily close our screen manufacturing facility in Canada due to the governmental response to COVID-19, which we were able to re-open on May 11, 2020, and experienced lower revenues from field services and a reduction in non-recurring time and materials-based services. The completion of our outsourced screen finishing facility in China by a third party was also delayed by the COVID-19 pandemic. We may also experience one or more of the following conditions that could have a material adverse impact on our business operations and financial condition: adverse effects on our strategic partners’ businesses or on the businesses of companies in which we hold equity stakes; impairment charges; extreme currency exchange-rate fluctuations; inability to recover costs from insurance carriers; and business continuity concerns for us, our customers and our third-party vendors.

The Consolidated Appropriations Act extended and expanded the availability of the CARES Act employee retention credit through June 30, 2021. Subsequently, the American Rescue Plan Act of 2021 (‘ARP Act’), enacted on March 11, 2021, extended and expanded the availability of the employee retention credit through December 31, 2021, however, certain provisions apply only after December 31, 2020. This new legislation expanded the group of qualifying businesses to include businesses with fewer than 500 employees and those who previously qualified for the Paycheck Protection Program (the “PPP Loan”). The employee retention credit is calculated to be equal to 70% of qualified wages paid to employees after December 31, 2020, and before January 1, 2022. During calendar year 2021, a maximum of $10,000 in qualified wages for each employee per qualifying calendar quarter may be counted in determining the 70% credit. Therefore, the maximum tax credit that can be claimed by an eligible employer is $7,000 per employee per qualifying calendar quarter of 2021. We have determined that the qualifications for the credit were met in the first, second and third quarters of 2021. During the nine months ended September 30, 2021, we applied for refunds of a total of $1.6 million of payroll taxes previously paid and recognized a corresponding reduction in compensation expenses. Of the $1.6 million, $1.3 million was recorded within cost of services and $0.3 million was recorded within selling and administrative expenses during the nine months ended September 30, 2021. The Infrastructure Investment and Jobs Act was signed into law November 15, 2021, and ended the availability of the employee retention credit for the entire fourth quarter of 2021.

The future and ultimate impact of the COVID-19 pandemic on our business and results of operations beyond the third quarter of fiscal year 2022 is unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the COVID-19 pandemic and any additional preventative and protective actions that governments, or we or our customers, may direct, which may result in an extended period of continued business disruption and reduced operations. However, we expect that our results of operations, including revenues, in future periods will continue to be adversely impacted by the COVID-19 pandemic and its negative effects on global economic conditions, which include the possibility of a global recession.

We cannot provide any assurance that our assumptions used to estimate our liquidity requirements will remain accurate due to the unprecedented nature of the disruption to our operations and the unpredictability of the COVID-19 global pandemic. As a consequence, our estimates of the duration of the pandemic and the severity of the impact on our future earnings and cash flows could change and have a material impact on our results of operations and financial condition.

Results of Operations:

The following tables set forth our operating results for the periods indicated (in thousands):

	Years Ended December 31,
	2022	2021	$ Change	% Change
	(dollars in thousands)
Net revenues	$39,867	$25,972	$13,895	53.5%
Cost of revenues	30,321	18,604	11,717	63.0%
Gross profit	9,546	7,368	2,178	29.6%
Gross profit percentage	23.9%	28.4%
Selling and administrative expenses	7,727	6,168	1,559	25.3%
Income from operations	1,819	1,200	619	51.6%
Other income (expense)	416	(19)	435	(2,289.5)%
Income before income taxes	2,235	1,181	1,054	89.2%
Income tax (expense) benefit	(535)	(360)	(175)	48.6%
Net income	$1,700	$821	$879	107.1%

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

Revenue increased 53.5% to $39.9 million in 2022 from $26.0 million in 2021. The increase from the prior year was due to a $10.5 million increase in product revenue and a $3.4 million increase in service revenue. Demand and revenue from products and services benefited from the continuing recovery in the cinema industry. With COVID-19 restrictions subsiding, studio releases increasing and box office performance improving over the past year, cinema exhibitors are allocating more resources to improving their auditoriums, including upgrading their auditoriums from xenon projection to laser projection, which helps drive demand for our products and services. We have also increased the scope of our services to better support our customers and to increase market share in cinema services. We expect the upgrades from xenon to laser to continue for at least the next several years.

Strong Studios commenced operations during 2022 and generated $0.9 million of revenue related to production services rendered to a project that was completed during the fourth quarter of 2022.

Gross profit increased 29.6% to $9.5 million in 2022 from $7.4 million in 2021. As a percentage of revenue, gross profit was to 23.9% in 2022 compared to 28.4% of revenues in 2021. The 2021 annual period included a positive impact of $1.3 million as a result of the employee retention credit. Excluding the impact of the employee retention credit, gross profit for the year ended December 31, 2021 would have been 23.5% of revenue. Gross profit from product sales was $7.4 million or 24.5% of revenues during 2022 compared to $5.6 million or 28.3% of revenues during 2021. Gross profit from service revenue was $2.2 million or 22.1% of revenues during 2022 compared to $1.8 million or 28.6% of revenues during 2021. Excluding the impact of the employee retention credits, gross profit from service revenue for 2021 would have been $0.5 million or 8.6% of revenue.

Income from operations during 2022 was $1.8 million compared to $1.2 million during 2021. The improvement in income from operations was primarily due to the increase in revenue and gross profit described above, partially offset by $0.3 million of employee retention credits recorded within selling and administrative expenses during 2021 and increases to selling and administrative expenses due to higher compensation and benefits, marketing and travel and entertainment expenses related to the increased revenue and business activity in the current period as compared to the prior year.

Total other income of $0.4 million during 2022 primarily consisted of a $0.5 million of foreign currency transaction adjustments, partially offset by $0.1 million of interest expense. Total other expense of $19,000 during 2021 included $0.1 million of interest expense, $0.1 million of foreign currency transaction adjustments, partially offset by a $0.1 million gain on our property and insurance claim for the weather-related incident at our production facility in Quebec, Canada.

Income tax expense was approximately $0.5 million during 2022 compared to $0.4 million during 2021. Our income tax expense consisted of income tax on both domestic and foreign earnings.

Use of Non-GAAP Measures

We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles. In addition to disclosing financial results prepared in accordance with GAAP, we disclose information regarding Adjusted EBITDA, which differs from the term EBITDA as it is commonly used. In addition to adjusting net income to exclude income taxes, interest, and depreciation and amortization, Adjusted EBITDA also excludes share-based compensation, impairment charges, fair value adjustments, severance, foreign currency transaction gains (losses), and expenses, gains on insurance recoveries, certain tax credits and other cash and non-cash charges and gains.

EBITDA and Adjusted EBITDA are not measures of performance defined in accordance with GAAP. However, Adjusted EBITDA is used internally in planning and evaluating our operating performance. Accordingly, management believes that disclosure of these metrics offers investors, bankers and other stakeholders an additional view of our operations that, when coupled with the GAAP results, provides a more complete understanding of our financial results.

EBITDA and Adjusted EBITDA should not be considered as an alternative to net income or to net cash from operating activities as measures of operating results or liquidity. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies, and the measures exclude financial information that some may consider important in evaluating our performance.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are (i) they do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments, (ii) they do not reflect changes in, or cash requirements for, our working capital needs, (iii) EBITDA and Adjusted EBITDA do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our debt, (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements, (v) they do not adjust for all non-cash income or expense items that are reflected in our statements of cash flows, (vi) they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, and (vii) other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

We believe EBITDA and Adjusted EBITDA facilitate operating performance comparisons from period to period by isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. These potential differences may be caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense). We also present EBITDA and Adjusted EBITDA because (i) we believe these measures are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry, (ii) we believe investors will find these measures useful in assessing our ability to service or incur indebtedness, and (iii) we use EBITDA and Adjusted EBITDA internally as benchmarks to evaluate our operating performance or compare our performance to that of our competitors.

The following table sets forth reconciliations of net income under GAAP to EBITDA and Adjusted EBITDA (in thousands):

	Years Ended December 31,
	2022	2021

Net income	$1,700	$821
Interest expense	134	107
Income tax expense (benefit)	535	360
Depreciation and amortization	697	906
EBITDA	3,066	2,194
Stock-based compensation	123	175
Foreign currency transaction (gain) loss	(528)	65
Gain on property and casualty and business interruption insurance recoveries	-	(148)
Employee retention credit	-	(1,576)
Severance and other	-	15
Adjusted EBITDA	$2,661	$725

Liquidity and Capital Resources

During the past several years, we have primarily met our working capital and capital resource needs from our operating cash flows and credit facilities. Our primary cash requirements involve operating expenses, working capital, capital expenditures, and investments.

We ended 2022 with total cash and cash equivalents of $3.6 million. Of the $3.6 million as of December 31, 2022, $0.7 million was held in Canada and the remaining $2.9 million was held in the U.S.

In response to the COVID-19 pandemic and related closures of cinemas, theme parks and entertainment venues, we took decisive actions discussed above to conserve cash, reduce operating expenditures, delay capital expenditures, and manage working capital.

Cash Flows from Operating Activities

Net cash provided by operating activities was $0.2 million during 2022 as compared to $4.8 million 2021. Net cash generated from operating activities during 2022 declined from 2021, despite improved operating results, largely due to working capital timing. Specifically, vendor payments made in 2022 for projection and audio equipment sold to customers where advance deposits were received in the prior period and increased accounts receivable due to the growth in revenue.

Cash Flows from Investing Activities

Net cash used in investing activities was $0.7 million during 2022 and $0.4 million during 2021. Net cash used in investing activities during 2022 included a $0.5 million outflow related to the acquisition of film and television programming rights and $0.3 million of capital expenditures. Net cash used in investing activities during 2021 consisted entirely of capital expenditures.

Cash Flows from Financing Activities

Net cash used in financing activities was $0.4 million during 2022, consisting primarily of principal payments on debt.

Net cash used in financing activities was $3.3 million in 2021, consisting primarily of $3.0 million transferred to FG Group Holdings and $0.3 million of principal payments on debt.

Debt

Strong/MDI Installment Loans

On September 5, 2017, Strong/MDI, entered into a demand credit agreement, as amended and restated May 15, 2018, with a bank consisting of a revolving line of credit for up to CAD$3.5 million subject to a borrowing base requirement, a 20-year installment loan for up to CAD$6.0 million and a 5-year installment loan for up to CAD$0.5 million.

On June 7, 2021, Strong/MDI entered into a demand credit agreement (the “2021 Credit Agreement”), which amended and restated the demand credit agreement dated as of September 5, 2017. The 2021 Credit Agreement consists of a revolving line of credit for up to CAD$2.0 million subject to a borrowing base requirement, a 20-year installment loan for up to CAD$5.1 million and a 5-year installment loan for up to CAD$0.5 million. Amounts outstanding under the line of credit are payable on demand and bear interest at the prime rate established by the lender. Amounts outstanding under the installment loans bear interest at the lender’s prime rate plus 0.5% and are payable in monthly installments, including interest, over their respective borrowing periods. The lender may also demand repayment of the installment loans at any time. The Strong/MDI credit facilities are secured by a lien on Strong/MDI’s Quebec, Canada facility and substantially all of Strong/MDI’s assets. The 2021 Credit Agreement requires Strong/MDI to maintain a ratio of liabilities to “effective equity” (tangible stockholders’ equity, less amounts receivable from affiliates and equity method investments) not exceeding 2.5 to 1, a current ratio (excluding amounts due from related parties) of at least 1.3 to 1 and minimum “effective equity” of CAD$4.0 million. There was CAD$3.1 million, or approximately $2.3 million, of principal outstanding on the 20-year installment loan as of December 31, 2022, which bears variable interest at 6.95%. There was CAD$0.3 million, or approximately $0.2 million, of principal outstanding on the 5-year installment loan as of December 31, 2022, which also bears variable interest at 6.95%. Strong/MDI was in compliance with its debt covenants as of December 31, 2022. These borrowings were due on demand by the lender.

In January 2023, Strong/MDI entered into a demand credit agreement (the “2023 Credit Agreement”), which amends and restates the 2021 Credit Agreement. The 2023 Credit Agreement consists of a revolving line of credit for up to CAD$5.0 million and a 20-year installment loan for up to CAD$3.1 million. Under the 2023 Credit Agreement: (i) the amount outstanding under the line of credit is payable on demand and bears interest at the prime rate the lender’s prime rate plus 1.0% and (ii) the amount outstanding under the installment loan bears interest at the lender’s prime rate plus 0.5% and is payable in monthly installments, including interest, over their respective borrowing periods. The lender may also demand repayment of the installment loan at any time. The 2023 Credit Agreement is secured by a lien on Strong/MDI’s Quebec, Canada facility and substantially all of Strong/MDI’s assets. The 2023 Credit Agreement requires Strong/MDI to maintain a ratio of liabilities to “effective equity” (tangible stockholders’ equity, less amounts receivable from affiliates and equity holdings) not exceeding 2.5 to 1 and a fixed charge coverage ratio of not less than 1.1 times earnings before interest, income taxes, depreciation and amortization. In connection with the Separation, the amount available under the revolving line of credit decreased to CAD $3.4 million, and the bank has provided an undertaking to Strong/MDI to a release of security required to effect the Separation. Strong/MDI does not intend to transfer the 2023 Credit Agreement, which is collateralized by the Joliette Plant and the related lease between the Company and Strong/MDI, and expects to restructure such liens securing the 2023 Credit Agreement within 45 days following the Separation. The Company expects to be able to continue to utilize the facility pursuant to the Joliette Plant Lease.

Landmark Transaction

On March 3, 2022, Strong Studios acquired, from Landmark Studio Group LLC (“Landmark”), the rights to original feature films and television series, and has been assigned third party rights to content for global multiplatform distribution. The transaction entailed the acquisition of certain projects which are in varying stages of development, none of which have, as yet, produced revenue. In connection with such assignment and purchase, Strong Studios agreed to pay to Landmark approximately $1.7 million in four separate payments, $0.3 million of which was paid by FG Group Holdings upon the closing of the transaction. Strong Studios expects to reimburse FG Group Holdings for the $0.3 million paid to Landmark. The $1.7 million acquisition price was allocated to three projects in development, including $1.0 million to Safehaven, $0.3 million to Flagrant and $0.4 million to Shadows in the Vineyard. The Company also agreed to issue to Landmark no later than 10 days after the completion of the initial public offering of Strong Global Entertainment, a warrant to purchase up to 150,000 common shares of Strong Global Entertainment, exercisable for three years beginning six months after the consummation of the initial public offering, at an exercise price equal to the per-share offering price of Strong Global Entertainment’s common shares in the initial public offering (the “Landmark Warrant”). The Landmark Warrant allows for cashless exercise in certain limited circumstances and provides for certain registration rights for such warrant shares. In the event that an initial public offering of the Company does not occur within a specified time, Landmark would have the right to surrender the warrant in exchange for 2.5% ownership in Strong Studios.

As a condition precedent to entry into the AA Agreement, Strong Studios agreed to enter into distribution agreements for the AA Projects (the “AA Distribution Agreements”) with Screen Media Ventures, LLC (“SMV”). Pursuant to the AA Distribution Agreements, SMV agreed to purchase the global distribution rights to Safehaven for $6.5 million and Flagrant for $2.5 million upon delivery of each project. In January 2023, Strong Studios amended its agreement with SMV resulting in Strong Studios retaining the worldwide global distribution rights for the Flagrant series and releasing SMV from the obligation to purchase the distribution rights for the series.

During the second quarter of 2022, Safehaven 2022, Inc. (“Safehaven 2022”) was established to manage the production and financing of Safehaven, one of the projects acquired from Landmark. Strong Studios owns 49% of Safehaven 2022 and the remaining 51% is owned by Unbounded Services, LLC (“Unbounded”). No consideration was paid by Strong Studios in exchange for its 49% equity interest in Safehaven 2022. Unbounded also did not contribute any assets or liabilities to Safehaven 2022 and agreed to provide day-to-day management services in exchange for their 51% ownership. Unbounded will also serve as a co-producer on the project. Strong Studios assigned the Landmark distribution agreement to Safehaven 2022, and the Landmark distribution agreement serves as collateral for the production financing at Safehaven 2022. Strong Studios and Unbounded will share profits and losses, if any, from Safehaven 2022 on a pro-rata basis based on their relative ownership percentages.

Strong Studios allocated $1.0 million of the $1.7 million acquisition price to Safehaven and incurred an additional $0.1 million of development costs during 2022. Strong Studios transferred the $1.1 million in intellectual property representing the rights and assets related to Safehaven and Safehaven 2022 agreed to reimburse Strong Studios $1.1 million for those costs following payment of any senior secured debt and prior to any profit participations or equity distributions. Safehaven 2022 reimbursed the $0.1 million of development costs incurred by Strong Studios, and the remaining $1.0 million payable to Strong Studios represents an obligation of Safehaven 2022 to Strong Studios and is not contingent on any specific event. Accordingly, the Company has classified the amount due from Safehaven 2022 as a receivable within other current assets on its consolidated balance sheet as of December 31, 2022. Strong Studios expects Safehaven 2022 to reimburse the acquisition cost allocated to the project based on its ultimate expected revenues and profits from the exploitation of the project. Safehaven 2022 will begin to generate revenue and expenses upon delivery of the completed Safehaven series to SMV, which is expected to occur in mid-2023. The $6.5 million minimum guarantee is due and payable to Safehaven 2022 in installments of 25% upon delivery and acceptance, 25% three months thereafter, and the remaining 50% six months thereafter. Upon delivery and acceptance, Safehaven 2022 expects to recognize $6.5 million in initial revenue from the distribution rights and will record cost of sales using the individual-film-forecast method based on the ratio of the current period’s revenues to management’s estimated remaining total gross revenues to be earned. Safehaven 2022 is an equity method holding and the Company will reflect its proportionate share of the net periodic profit and loss of Safehaven 2022 as equity method income (loss) during each reporting period.

Safehaven 2022 entered into a Loan and Security Agreement with Bank of Hope to provide interim production financing for the Safehaven production, secured by the Landmark distribution agreement. Safehaven 2022 is the sole borrower and guarantor under the loan agreement. As of December 31, 2022, Safehaven 2022 had borrowed $9.4 million under the facility for production costs incurred to that date. Safehaven 2022 has also received working capital advances of $0.6 million from FG Group Holdings. Strong Studios expects Safehaven 2022 to reimburse the working capital advances in the second half of 2023. Upon reimbursement of the working capital advances from Safehaven 2022, Strong Studios will then reimburse FG Group Holdings.

Strong Studios reviewed its ownership in Safehaven 2022 and concluded that it has significant influence, but not a controlling interest, in Safehaven 2022 based on its ownership being less than 50% along with having one of three representatives on the board of managers of Safehaven 2022. Strong Studios also reviewed whether it otherwise had the power to make decisions that significantly impact the economic performance of Safehaven 2022 and concluded that it did not control the entity and is not the primary beneficiary. Accordingly, the Company will apply the equity method of accounting to its equity holding in Safehaven 2022 and will record its proportionate share of the net income/loss resulting from the equity holding as a single line item captioned “equity method holding income (loss)” on its statement of operations.

Credit Risk Concentrations

Our top ten customers accounted for approximately 51% and 39% of combined net revenues during the years ended December 31, 2022 and December 31, 2021, respectively. Trade accounts receivable from these customers represented approximately 69% at December 31, 2022. None of our customers accounted for more than 10% of both our combined net revenues during 2022 and our net combined receivables as of December 31, 2022. None of our customers accounted for more than 10% of both our combined net revenues during 2021 and our net combined receivables as of December 31, 2021. While we believe our relationships with such customers are stable, most arrangements are made by purchase order and are terminable at will by either party. A significant decrease or interruption in business from our significant customers could have a material adverse effect on our financial condition and results of operations. We could also be adversely affected by such factors as changes in foreign currency rates and weak economic and political conditions in each of the countries in which we sell our products.

Some operators in the cinema industry carry high levels of balance sheet leverage arising from pre-COVID acquisitions. Cineworld Group Plc, the parent company of Regal Cinemas and one of the largest cinema operators, filed for Chapter 11 bankruptcy on September 7, 2022 to restructure their balance sheet and alleviate their debt burden. As a result of the bankruptcy, we collected $0.2 million of the $0.3 million we had in accounts receivable at the time of the bankruptcy filing related to products and services sold to Regal Cinemas. The bankruptcy filing negatively impacted the collectability of our accounts receivable and could also negatively impact our revenue in future periods.

Financial instruments that potentially expose us to a concentration of credit risk principally consist of accounts receivable. We sell products to a large number of customers in many different geographic regions. To minimize credit concentration risk, we perform ongoing credit evaluations of our customers’ financial condition or use letters of credit.

Hedging and Trading Activities

Our primary exposure to foreign currency fluctuations pertains to our operations in outside of Canada. In certain instances, we may enter into foreign exchange contracts to manage a portion of this risk. We do not have any trading activities that include non-exchange traded contracts at fair value.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have a material current effect or that are reasonably likely to have a material future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

Inflation

We believe that the relatively moderate rates of inflation in recent years have not had a significant impact on our net revenues or profitability. Historically, we have been able to offset any inflationary effects by either increasing prices or improving cost efficiencies.

Recently Issued Accounting Pronouncements

See Note 2, Summary of Significant Accounting Policies, to the combined financial statements for a description of recently issued accounting pronouncements.

Critical Accounting Policies and Estimates

Revenue Recognition

The Company accounts for revenue using the following steps:

●	Identify the contract, or contracts, with a customer;
●	Identify the performance obligations in the contract;
●	Determine the transaction price;
●	Allocate the transaction price to the identified performance obligations; and
●	Recognize revenue when, or as, the Company satisfies the performance obligations.

We combine contracts with the same customer into a single contract for accounting purposes when the contracts are entered into at or near the same time and the contracts are negotiated as a single commercial package, consideration in one contract depends on the other contract, or the services are considered a single performance obligation. If an arrangement involves multiple performance obligations, the items are analyzed to determine the separate units of accounting, whether the items have value on a standalone basis and whether there is objective and reliable evidence of their standalone selling price. The total contract transaction price is allocated to the identified performance obligations based upon the relative standalone selling prices of the performance obligations. The standalone selling price is based on an observable price for services sold to other comparable customers, when available, or an estimated selling price using a cost plus margin approach. We estimate the amount of total contract consideration we expect to receive for variable arrangements by determining the most likely amount we expect to earn from the arrangement based on the expected quantities of services we expect to provide and the contractual pricing based on those quantities. We only include some or a portion of variable consideration in the transaction price when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is subsequently resolved. We consider the sensitivity of the estimate, our relationship and experience with the client and variable services being performed, the range of possible revenue amounts and the magnitude of the variable consideration to the overall arrangement.

As discussed in more detail below, revenue is recognized when a customer obtains control of promised goods or services under the terms of a contract and is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. We typically do not have any material extended payment terms, as payment is due at or shortly after the time of the sale. Sales, value-added and other taxes collected concurrently with revenue producing activities are excluded from revenue.

We recognize contract assets or unbilled receivables related to revenue recognized for services completed but not yet invoiced to the clients. Unbilled receivables are recorded as accounts receivable when we have an unconditional right to contract consideration. A contract liability is recognized as deferred revenue when we invoice clients, or receive cash, in advance of performing the related services under the terms of a contract. Deferred revenue is recognized as revenue when we have satisfied the related performance obligation.

We defer costs to acquire contracts, including commissions, incentives and payroll taxes, if they are incremental and recoverable costs of obtaining a customer contract with a term exceeding one year. Deferred contract costs are reported within other assets and amortized to selling expense over the contract term, which generally ranges from one to five years. The Company has elected to recognize the incremental costs of obtaining a contract with a term of less than one year as a selling expense when incurred. We did not have any deferred contract costs as of December 31, 2022 or December 31, 2021.

Film and Television Programming Rights

Commencing in March 2022, we began producing original productions and acquiring rights to films and television programming. Film and television programming rights include the unamortized costs of in-process or in-development content produced or acquired by us. Our capitalized costs include all direct production and financing costs, capitalized interest when applicable, and production overhead. Film and television program rights are stated at the lower of amortized cost or estimated fair value. Fair value is determined using a discounted cash flow methodology with assumptions for cash flows. Key inputs employed in the discounted cash flow methodology include estimates of ultimate revenue (as defined below) and costs, as well as a discount rate. The discount rate utilized in the valuation is based on the weighted average cost of capital of the Company plus a risk premium representing the risk associated with acquiring the film and television programming rights.

The costs of producing content are amortized using the individual-film-forecast method. These costs are amortized based on the ratio of the current period’s revenues to management’s estimated remaining total gross revenues to be earned (“Ultimate Revenue”) as of each reporting date to reflect the most current available information. Management’s judgment is required in estimating Ultimate Revenue and the costs to be incurred throughout the life of each film or television program. Amortization is adjusted when necessary to reflect increases or decreases in forecasted Ultimate Revenues.

For an episodic television series, the period over which Ultimate Revenues are estimated cannot exceed ten years following the date of delivery of the first episode, or, if still in production, five years from the date of delivery of the most recent episode, if later. For films, Ultimate Revenue includes estimates over a period not to exceed ten years following the date of initial release.

Content assets are expected to be predominantly monetized individually and therefore are reviewed at the individual level when an event or change in circumstance indicates a change in the expected usefulness of the content or the fair value may be less than the unamortized cost.

Due to the inherent uncertainties involved in making such estimates of Ultimate Revenues and expenses, these estimates may differ from actual results. In addition, in the normal course of our business, some films and titles will be more successful or less successful than anticipated. Management regularly reviews and revises, when necessary, its Ultimate Revenue and cost estimates, which may result in a change in the rate of amortization of film costs and participations and residuals and/or a write-down of all or a portion of the unamortized costs of the film or television program to its estimated fair value. An increase in the estimate of Ultimate Revenue will generally result in a lower amortization rate and, therefore, less film and television program amortization expense, while a decrease in the estimate of Ultimate Revenue will generally result in a higher amortization rate and, therefore, higher film and television program amortization expense, and also periodically result in an impairment requiring a write-down of the film cost to the title’s fair value. We have not yet incurred any of these write-downs.

An impairment charge would be recorded in the amount by which the unamortized costs exceed the estimated fair value. Estimates of future revenue involve measurement uncertainties and it is therefore possible that reductions in the carrying value of film library costs may be required because of changes in management’s future revenue estimates.

Cost Allocations

Our historical combined financial statements are prepared on a stand-alone basis in accordance with U.S. GAAP and are derived from FG Group Holdings’ consolidated financial statements and accounting records using the historical results of operations and assets and liabilities attributed to our operations and include allocations of expenses from FG Group Holdings. FG Group Holdings currently provides certain services to us, and costs associated with these functions have been allocated to us. The allocations include costs related to corporate services, such as executive management, information technology, legal, finance and accounting, human resources, tax, treasury, and other services. These costs were allocated on a basis of revenue, headcount or other measures we have determined as reasonable. Stock-based compensation includes expense attributable to our employees are also allocated from FG Group Holdings. These allocations are reflected within operating expenses in our combined statements of operations. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to, or the benefit received by, us during the periods presented. However, these allocations may not necessarily be indicative of the actual expenses we would have incurred as an independent company during the periods prior to the offering or of the additional costs we will incur in the future as we operate as a stand-alone company.

Quantitative and Qualitative Disclosures About Market Risk

The principal market risks affecting us are exposure to interest rates and foreign currency exchange rates. We market our products throughout the U.S. and the world. As a result, we could be adversely affected by such factors as changes in foreign currency rates and weak economic conditions. As a majority of our sales are currently denominated in U.S. dollars, a strengthening of the dollar can and sometimes has made our products less competitive in foreign markets.

Interest Rates—Interest rate risks from our interest related accounts are not deemed significant. As of December 31, 2022, there was CAD$3.1 million, or approximately $2.3 million, of principal outstanding on a 20-year installment loan, which bears variable interest at 6.95%. On December 31, 2022, there was CAD$0.3 million, or approximately $0.2 million, of principal outstanding on a 5-year installment loan, which also bears variable interest at 6.95%. A 1.00% increase in the effective interest rate applied to these borrowings would result in an increase in pre-tax interest expense of approximately $30,000 on an annualized basis.

Foreign Exchange—Exposures to transactions denominated in currencies other than the entity’s functional currency are primarily related to our subsidiaries operating outside of Canada. Fluctuations in the value of foreign currencies create exposures, which can adversely affect our results of operations. From time to time, as market conditions indicate, we may enter into foreign currency contracts to manage the risks associated with forecasted transactions. Our cash at our U.S. subsidiary is denominated in foreign currencies, where fluctuations in exchange rates will impact our cash balances in Canadian dollar terms. A hypothetical 10% change in the value of the U.S. dollar would impact our reported cash balance by approximately $50,000.

BUSINESS

Organization and Business Overview

Operations

Following the Separation, Strong Global Entertainment will include the operations of Strong/MDI, a leading global manufacturer and distributor of premium large format projection screens and coatings, STS, which provides comprehensive managed services, technical support and other products and services in the United States. Strong Global Entertainment’s key markets include the cinema exhibition industry, theme parks, schools, museums, networks and other entertainment-related markets. We also distribute and support third party products, including digital projectors, servers, menu boards and sound systems.

Products and Services

Projection Screens and Support Systems — We believe we are a leading manufacturer and distributor of premium large format projection screens to the cinema industry in North America and around the globe. We have contractual relationships to supply screens to IMAX, AMC, Cinemark and many of the other major cinema operators worldwide. We expect those relationships to continue post Separation. We also manufacture innovative screen support structures custom built to adapt to virtually any venue requirement, with a unique self-standing modular construction that allows for easy assembly and adjustable size.

In addition to traditional projection screens, we also manufacture our Eclipse curvilinear screens, which are specially designed to provide maximum viewer engagement in media-based attractions and immersive projection environments. We distribute Eclipse screens for use in theme parks, immersive exhibitions, as well as military simulation applications. The solid surface is designed to minimize light loss and maintain higher resolution at lower lumen output. Patented speaker panels allow selective placement of rear mounted speakers to ensure the audio derives from the source media on screen. Applications include interactive dark rides, 3D/4D theme park rides, flying theaters and motion simulators.

Our management believes that our screens are among the highest quality in the industry in terms of performance including the amount of gain (or brightness of the image reflected from the screen’s surface), viewing angles, and other characteristics important to the viewing experience. Our high quality is driven by our innovative manufacturing process, focus on quality control and our proprietary coatings. We believe that we are the only major screen manufacturer that develops and produces its own proprietary coatings, which are critical to the overall quality and continued innovation of our screens.

Technical Services — We provide digital projection equipment installation and after-sale maintenance and network support services to the cinema operators in the United States. Our field service technicians and our NOC staff work hand in hand to monitor and resolve system and other issues for our customers. Many of our customers choose annual managed service arrangements for maintenance and repair services. We also provide maintenance services to customers who choose not to be covered by a managed service contract on a time and materials basis. Our NOC, staffed by software engineers and systems technicians, operates 24/7/365 and monitors our customers’ networked equipment remotely, often providing proactive solutions to systems issues before they cause system failures.

Other Products — We distribute projectors, servers, audio systems and other third-party products including lenses and lamps to customers in North and South America.

Strong Studios

In March 2022, we launched Strong Studios, a subsidiary of STS, for the purpose of expanding our Entertainment Business to include content creation and production of feature films and series. The launch of Strong Studios is intended to further diversify our revenue streams and increase our addressable markets, while leveraging our existing relationships in the industry. Strong Studios acquired, from Landmark, an unrelated party, rights to certain original feature films and television series, and has been assigned third party rights to content for global multiplatform distribution.

David Ozer has served as the president of Strong Studios since March 2022. Prior to joining Strong Studios, he served from 2018 to 2022 as CEO of Landmark Studio Group. Prior to that, he held executive level positions at multinational media corporations, including Starz Media, RHI Entertainment, Sonar, DIC Entertainment and Sony Pictures Television.

Markets

We sell screen systems worldwide, with primary markets being North America and Asia. Screen systems are primarily sold on a direct basis, although we also use third-party distributors and integrators in some markets. We plan to continue, selling our screens worldwide, both directly and through third-party distributors.

We have non-exclusive distribution agreements with NEC and Barco that allow us to market digital projectors in North and South America. In connection with the Separation, pursuant to an assignment agreement, the non-exclusive distribution agreements between NEC and FG Group Holdings will be assigned to STS, which will be our wholly owned subsidiary post-Separation. The non-exclusive distribution agreement between NEC and FG Group Holdings requires the consent of NEC in order to be assigned to STS, which we expect we will be able to obtain prior to the offering. The non-exclusive distribution agreement with Barco is between Barco and STS. In August 2021, we announced that we entered into a preferred commercial relationship with Cinionic, Inc., the world’s leading provider of laser cinema solutions, to enhance the services to operators across North America. We believe this relationship enhances our ability to service our valued customers by providing increased access to technology, better training for our technicians and will strengthen our global reach due to closer relationships with their international sales teams.

We provide technical services in the United States and also market and sell our services both directly to theater owners and other entertainment-related markets and through dealers or VAR networks. We anticipate that we will continue to provide these services following the Separation.

Competition

There are several other companies that manufacture and distribute projection screens. We believe that our primary competitors in the worldwide projection screen market include Harkness Screens International Ltd., Severtson, Screen Solutions, Spectro, MECHANISCHE Weberei BOHEMIA s.r.o. and Galalite Projection Screens. Competitive factors include product performance characteristics, quality, availability, location/shipping logistics and price.

The market for our other digital cinema equipment and technical services is highly competitive, and the industry is fragmented. The primary competitive factors are price, product quality, features and customer support. Competition in the digital cinema equipment market includes other integrators and resellers. Manufacturers may also sell equipment directly to exhibitors, especially for large orders. We believe that our primary competition for installation, after-sale maintenance, and NOC services is Christie Digital Systems USA, Inc., Moving Image Technologies, Tri-State Digital Services and Sonic Equipment Company. We also compete with in-house technical resources at some of our larger entertainment customers for services work.

Financial Instruments and Credit Risk Concentrations

Our top ten customers accounted for approximately 51% and 39% of combined net revenues during the year ended December 31, 2022 and December 31, 2021, respectively. Trade accounts receivable from these customers represented approximately 69% and 29% of net combined receivables at December 31, 2022 and December 31, 2021, respectively. None of our customers accounted for more than 10% of both our combined net revenues during 2022, and our net combined receivables as of December 31, 2022, and none of our customers accounted for more than 10% of both our combined net revenues during 2021 and our net combined receivables as of December 31, 2021.

Manufacturing

We manufacture cinema screens through Strong/MDI in Joliette, Quebec, Canada. These manufacturing operations consist of an approximately 80,000 square-foot facility for the manufacture of screen systems. These facilities include PVC welding operations with programmable automations, as well as two 90-foot high screen coating towers with state-of-the-art precision coating application software and painting systems. This world class ISO certified operation has the capability of manufacturing multiple standard screens simultaneously to large format 2D and 3D screens for cinema and special venue applications. This facility will not transfer to us as part of the Separation, but we expect to be able to continue to utilize this facility pursuant to the Joliette Plant Lease. We have also established outsourced warehousing and finishing operations in Belgium and China that will allow us to be more responsive to local customer orders in those markets.

Quality Control

We believe that our quality control procedures and the quality standards for the products that we manufacture, distribute or service have contributed significantly to our reputation for high performance and reliability. The inspection of incoming materials and components as well as the testing of all of our products during various stages of the sales and service cycle are key elements of this program.

Trademarks

We own or otherwise have rights to various trademarks and trade names used in conjunction with the sale of our products. We believe our success will not be dependent upon trademark protection, but rather upon our scientific and engineering capabilities and research and production techniques. We consider the Strong® trademark to be of value to our business.

Human Capital Resources

Following the Separation, we anticipate that we will have 175 employees, all of which except one will be full-time employees. Our employees are not party to any collective bargaining agreements.

The Company believes it complies with all applicable state, local and international laws governing nondiscrimination in employment in every location in which the Company operates. All applicants and employees are treated with the same high level of respect regardless of their gender, ethnicity, religion, national origin, age, marital status, political affiliation, sexual orientation, gender identity, disability or protected veteran status. We continue to monitor our demand for skilled and unskilled labor and provide training and competitive compensation packages in an effort to attract and retain skilled employees.

The Company, including its subsidiaries, remains deeply rooted in cinema screen manufacturing and cinema-focused services. In this regard, we continuously drive our efforts to be the best partner for our customers, investment for our shareholders, neighbor in our community and to provide an empowering work environment for our employees.

Moreover, the Company is committed to the health, safety and wellness of its employees. We have modified our business practices and implemented certain policies at our offices in accordance with best practices to accommodate, and at times mandate, social distancing and remote work practices, including restricting employee travel, modifying employee work locations, implementing social distancing and enhanced sanitary measures in our facilities, and cancelling attendance at events and conferences. In addition, we have invested in employee safety equipment, additional cleaning supplies and measures, re-designed production lines and workplaces as necessary and adapted new processes for interactions with our suppliers and customers to safely manage our operations.

Regulation

We are subject to complex laws, rules and regulations affecting our domestic and international operations relating to, for example, environmental, safety and health requirements; exports and imports; bribery and corruption; tax; data privacy; labor and employment; competition; and intellectual property ownership and infringement. Compliance with these laws, rules and regulations may be onerous and expensive, and if we fail to comply or if we become subject to enforcement activity, our ability to manufacture our products and operate our business could be restricted and we could be subject to fines, penalties or other legal liability. Furthermore, should these laws, rules and regulations be amended or expanded, or new ones enacted, we could incur materially greater compliance costs or restrictions on our ability to manufacture our products and operate our business.

Some of these complex laws, rules and regulations – for example, those related to environmental, safety and health requirements – may particularly affect us in the jurisdictions in which we manufacture products, especially if such laws and regulations require the use of abatement equipment beyond what we currently employ; require the addition or elimination of a raw material or process to or from our current manufacturing processes; or impose costs, fees or reporting requirements on the direct or indirect use of energy, or of materials or gases used or emitted into the environment, in connection with the manufacture of our products. There can be no assurance that in all instances a substitute for a prohibited raw material or process would be available, or be available at reasonable cost.

Properties

Our United States corporate offices are located at 5960 Fairview Road, Suite 275, Charlotte, North Carolina, 28210, where we use office space leased by FG Group Holdings under the Management Services Agreement. FG Group Holdings’ existing lease expires in May 2024. In addition, we, our subsidiaries or FG Group Holdings owned or leased the following facilities as of the date hereof:

●	Strong/MDI, owns an approximate 80,000 square-foot manufacturing plant in Joliette, Quebec, Canada. The Joliette Plant is used for offices, manufacturing, assembly and distribution of cinema and other screens. We believe this facility is adequate for future needs and we may use a portion of the proceeds from this offering for capital expenditures related to the Joliette Plant. See “Use of Proceeds”. We expect to be able to continue to utilize this facility pursuant to the Joliette Plant Lease to be entered into between Strong Entertainment Subco and Strong/MDI.

●	STS leases a combined office and warehouse facility in Omaha, Nebraska, which is primarily used for the storage and distribution of third-party products. The lease for this facility expires in February 2027.

We believe these facilities are adequate for future needs. In addition, we do not anticipate any difficulty in retaining occupancy of any leased facilities, either by renewing leases prior to expiration or replacing them with equivalent leased facilities, or purchasing these or other facilities in the future.

Legal Proceedings

In the ordinary course of our business operations, we are involved, from time to time, in certain legal disputes. FG Group Holdings is named as a defendant in product liability/personal injury lawsuits based on alleged exposure to asbestos-containing materials. A majority of the cases involve product liability claims based principally on allegations of past distribution of commercial lighting products previously distributed by the operations of the businesses being transferred to us un the Separation containing wiring that may have contained asbestos. Each case names dozens of corporate defendants in addition to FG Group Holdings. In FG Group Holdings’ experience, a large percentage of these types of claims have never been substantiated and have been dismissed by the courts. FG Group Holdings’ legal counsel has further indicated to us that FG Group Holdings has not suffered any adverse verdict in a trial court proceeding related to asbestos claims, but has settled several of these lawsuits, and intends to continue to defend these lawsuits. Under the FG Group Holdings Asset Purchase Agreement, we will agree to indemnify FG Group Holdings for future losses, if any related to current product liability or personal injury claims arising out of products sold or distributed in the U.S. by the operations of the businesses being transferred to us in the Separation, in an aggregate amount not to exceed $250,000 per year, as well as to indemnify FG Group Holdings for all expenses (including legal fees) related to the defense of such claims. When appropriate, FG Group Holdings may settle certain claims from time to time. We do not expect the resolution of these cases to have a material adverse effect on our financial condition, results of operations or cash flows.

MANAGEMENT

Executive Officers, Directors and Director Nominees

The following table sets forth the names and ages, as of the date of this prospectus, and titles of the individuals who will serve as our executive officers and members of our Board of Directors at the time of the offering.

Name	Age	Position
Mark D. Roberson	58	Chief Executive Officer and Director
Todd R. Major	50	Chief Financial Officer, Secretary and Treasurer
Ray F. Boegner	73	President
D. Kyle Cerminara	45	Director and Chairman
Richard E. Govignon Jr.	46	Director
John W. Struble	46	Director
Marsha G. King	55	Director

The following is a summary of the biographical information about our officers and directors.

Mark D. Roberson, has been our Chief Executive Officer and a member of our Board of Directors since our inception in November 2021. He has also served as FG Group Holdings’ Chief Executive Officer since April 2020 and FG Group Holdings’ Executive Vice President, Chief Financial Officer and Treasurer from November 2018 to April 2020. Mr. Roberson brings an extensive background in executive leadership, operations, corporate finance, SEC reporting, treasury, and mergers and acquisitions. He previously served as Chief Operations Officer of Chanticleer Holdings, Inc., a Nasdaq-listed restaurant operating company, from May 2015 to November 2018, and as Chief Executive Officer of PokerTek, Inc., a then Nasdaq-listed gaming technology company, from February 2010 to October 2014 (having served as Acting Chief Executive Officer from May 2009 until February 2010). He also served as Chief Financial Officer and Treasurer of PokerTek, Inc. from October 2007 until October 2014. Mr. Roberson previously held positions at Curtiss-Wright, Inc., a NYSE-listed aerospace and defense contractor, Krispy Kreme Doughnut Corporation, a then NYSE-listed fast-casual restaurant franchisor and operator, and LifeStyle Furnishings International, a $2 billion private equity backed furniture manufacturer. Mr. Roberson is a Certified Public Accountant who started his career with Ernst & Young and PricewaterhouseCoopers. He earned an MBA from Wake Forest University, a B.S. in Accounting from UNC-Greensboro and a B.S. in Economics from Southern Methodist University. He served on the Board of Directors of CynergisTek, Inc. (NYSE American: CTEK), a cybersecurity and information management consulting firm from May 2016 to September 2022, where he chaired the audit committee and was a member of the compensation committee, which be previously chaired. We believe Mr. Roberson is qualified to serve on our Board of Directors because of his extensive experience at FG Group Holdings, as well as his familiarity with the Company as an operating segment of FG Group Holdings, and his operational expertise.

Todd R. Major, has been our Chief Financial Officer since our inception in November 2021. He has served as our Secretary and Treasurer since June 2022. He was a member of our Board of Directors from November 2021 to January 2022. He has also served as FG Group Holdings’ Chief Financial Officer, Secretary and Treasurer since April 2020 and Senior Vice President, Finance from April 2019 to April 2020. Mr. Major previously served as Senior Director, Financial and SEC Reporting of Bojangles, Inc., a then Nasdaq-listed restaurant operating company and franchisor, from March 2015 to April 2019, as Director, Financial Reporting of Premier, Inc. (Nasdaq: PINC), a healthcare performance improvement company, from September 2014 to February 2015, and as Senior Director, Financial Reporting of Horizon Lines, Inc., a then NYSE-traded transportation and logistics company from November 2006 to September 2014. From June 2003 to November 2006, Mr. Major previously held positions of increasing responsibility at Nabi Biopharmaceuticals, Inc., a then Nasdaq-listed biopharmaceutical company engaged in the development and commercialization of proprietary products. Mr. Major is a Certified Public Accountant and earned an MBA from Queens University of Charlotte and a B.A. in Accounting from Flagler College.

Ray F. Boegner, will be our President upon consummation of this offering. He has also served as FG Group Holdings’ President of Strong Entertainment; previously Senior Vice President and Senior Vice President of Sales; Vice President of Sales prior to November 1996, and joined FG Group Holdings in 1985.

D. Kyle Cerminara, has been our Chairman since March 2022. He has also served as a Director of FG Group Holdings since February 2015, and as the Chairman of FG Group Holdings’ Board of Directors since May 2015. Mr. Cerminara has over 20 years’ experience as an institutional investor, asset manager, director, chief executive, founder and operator of multiple financial services and technology businesses. Mr. Cerminara co-founded Fundamental Global in 2012 and serves as its Chief Executive Officer. Mr. Cerminara is a member of the board of directors of a number of companies focused in the reinsurance, investment management, technology and communication sectors, including FG Financial Group, Inc. (NASDAQ: FGF) (formerly known as 1347 Property Insurance Holdings, Inc.), which operates as a diversified reinsurance and investment management company, since December 2016; BK Technologies Corporation (NYSE American: BKTI), a provider of two-way radio communications equipment, since July 2015; FG Group Holdings, since February 2015; and Firefly Systems Inc., a venture- backed digital advertising company, since August 2020. Mr. Cerminara is President and will serve as a director of FG New America Acquisition II Corp., a special purpose acquisition company currently in the process of completing its initial public offering and which is focused on searching for a target company in the financial services and insurance industries, and he is also the chairperson of the board of directors of FG Acquisition Corp., a Canadian special purpose acquisition company currently in the process of completing its initial public offering and which is focused on searching for a target company in the financial services sector. In addition, Mr. Cerminara has served as a Senior Advisor to FG Merger Corp. (NASDAQ: FGMC), a special purpose acquisition company, since February 2022. Mr. Cerminara was appointed Chairman of FG Financial Group, Inc. in May 2018 and served as its Principal Executive Officer from March 2020 to June 2020. From April 2021 to December 2021, Mr. Cerminara served as a director of Aldel Financial Inc. (NYSE: ADF), a special purpose acquisition company co-sponsored by Fundamental Global, which merged with Hagerty, (NYSE: HGTY) a leading specialty insurance provider focused on the global automotive enthusiast market. From July 2020 to July 2021, Mr. Cerminara served as Director and President of FG New America Acquisition Corp. (NYSE: FGNA), a special purpose acquisition company, which merged with OppFi Inc. (NYSE: OPFI), a leading financial technology platform that powers banks to help everyday consumers gain access to credit. Mr. Cerminara has served as the Chairman of FG Group Holdings since May 2015 and previously served as its Chief Executive Officer from November 2015 through April 2020. Mr. Cerminara has served as the Chairman of BK Technologies Corporation since July 2022 and was previously Chairman from March 2017 until April 2020. He served on the board of directors of GreenFirst Forest Products Inc. (TSXV: GFP) (formerly Itasca Capital Ltd.), a public company focused on investments in the forest products industry, from June 2016 to October 2021 and was appointed Chairman from June 2018 to June 2021; Limbach Holdings, Inc. (NASDAQ: LMB), a company which provides building infrastructure services, from March 2019 to March 2020; Iteris, Inc. (NASDAQ: ITI), a publicly-traded, applied informatics company, from August 2016 to November 2017; Magnetek, Inc., a publicly-traded manufacturer, in 2015; and blueharbor bank, a community bank, from October 2013 to January 2020. He served as a Trustee and President of StrongVest ETF Trust, which was an open-end management investment company, from July 2016 to March 2021. Previously, Mr. Cerminara served as the Co-Chief Investment Officer of CWA Asset Management Group, LLC, a position he held from January 2013 to December 2020. Prior to these roles, Mr. Cerminara was a Portfolio Manager at Sigma Capital Management, an independent financial adviser, from 2011 to 2012, a Director and Sector Head of the Financials Industry at Highside Capital Management from 2009 to 2011, and a Portfolio Manager and Director at CR Intrinsic Investors from 2007 to 2009. Before joining CR Intrinsic Investors, Mr. Cerminara was a Vice President, Associate Portfolio Manager and Analyst at T. Rowe Price (NASDAQ: TROW) from 2001 to 2007, where he was named amongst Institutional Investor’s Best of the Buy Side Analysts in November 2006, and an Analyst at Legg Mason from 2000 to 2001. Mr. Cerminara received an MBA degree from the Darden Graduate School of Business at the University of Virginia and a B.S. in Finance and Accounting from the Smith School of Business at the University of Maryland, where he was a member of Omicron Delta Kappa, an NCAA Academic All American and Co-Captain of the men’s varsity tennis team. He also completed a China Executive Residency at the Cheung Kong Graduate School of Business in Beijing, China. Mr. Cerminara holds the Chartered Financial Analyst (CFA) designation. We believe Mr. Cerminara is qualified to serve as our Chairman because of his extensive experience at FG Group Holdings, as well as his familiarity with the Company as an operating segment of FG Group Holdings, and his operational expertise.

Richard E. Govignon Jr. has been a member of our Board of Directors since January 2022. Dr. Govignon has years of experience as a corporate director/trustee in both the U.S. and Canada and has been an investor in numerous businesses and partnerships across a wide range of industries. Dr. Govignon has been a partner at Dnerus Financial since June 2021. He has served as a Director of FG Financial Group, Inc. (formerly 1347 Property Insurance Holdings, Inc.) (NASDAQ: FGF) since December 2021 and is a member of their audit committee. Dr. Govignon was a member of the board of directors of GreenFirst Forest Products, Inc. (TSXV: GFP) (formerly Itasca Capital Ltd.), a public company focused on investments in the forest products industry since December 2019. Dr. Govignon is also a member of the board of directors of B-Scada, Inc. (OTC: SCDA), a company that is in the business of developing software and hardware products. Previously, Dr. Govignon served as a trustee of the StrongVest ETF Trust from 2017 to 2019. Dr. Govignon has worked in the healthcare and pharmaceutical industry in various management and pharmacy positions for over 20 years, most recently with CVS Health Corporation since 2019, and from 2013 to 2017, and previously with Acme Markets Inc. from 2017 to 2019 and Rite Aid Corporation from 2000 to 2013. Dr. Govignon received a Doctor of Pharmacy from the University of the Sciences in Philadelphia and a Bachelor of Science in Pharmacy from the University of the Sciences in Philadelphia. We believe Dr. Govignon is qualified to serve on our Board of Directors because of his experience as a corporate director and his extensive business knowledge across different industries.

John W. Struble has been a member of our Board of Directors since January 2022. Mr. Struble currently serves as the Chief Financial Officer of Artisanal Brewing Ventures (“ABV”), a private equity owned company based in Charlotte, NC. ABV is an umbrella company of like-minded craft beverage companies including Southern Tier Brewing, Southern Tier Distilling, Victory Brewing, Bold Rock Cider and Sixpoint Brewing. From March 2020 to November 2020, Mr. Struble worked at Fundamental Global Management, LLC, an affiliate of Fundamental Global, which provides services related to the day-to-day management of certain Fundamental Global’s portfolio companies and affiliates. Mr. Struble was appointed to the board of directors of BK Technologies Inc. (NYSE: BKTT) in March 2017 where he served as Chairman of the Board until December 2021. From December 2013 to March 2020, Mr. Struble served as Chief Financial Officer of Intra Pac International LLC, a specialty packaging manufacturing company owned by private equity investment firm Onex Corporation (TSX: ONEX), where he was responsible for the finance, information technology and human resources functions. From May 2010 to May 2012, he served as Corporate Controller (Operations) of Euramax International, Inc., where he was responsible for the accounting and finance functions for the North American operations. Euramax is a public company that produces aluminium, steel, vinyl and fiberglass products for original equipment manufacturers, distributors, contractors, and home centers in North America and Europe. Prior to that, he was a controller of Rock-Tenn Company, from December 2008 to February 2010. Mr. Struble is a Certified Public Accountant. He received an MBA from the University of Georgia and a B.S. in Business Administration from the State University of New York at Buffalo. We believe Mr. Struble is qualified to serve on our Board of Directors because of his previous board experience and his financial expertise.

Marsha G. King, PhD has been a member of our Board of Directors since January 2022. Dr. King has served as the President/Founder for Polaris Leadership Consulting since April 2021. Since April 2022, Dr. King has served as a director of Vend Tech International, Inc., a privately held vending machine company. Dr. King was also a director of FG Financial Group, Inc. (formerly 1347 Property Insurance Holdings, Inc. until November 2020) (NASDAQ: FGF) where she was a member of the Compensation Committee from January 2019 until December 2021. Dr. King has also served as President/Owner for SkillPoint Consulting, Inc., where she consulted with executives to improve their overall business and leadership performance, from January 2007 to April 2021. Dr. King has also taught as an adjunct professor at Northwestern University, The George Washington University, The Pennsylvania State University, Johns Hopkins University, Georgetown University and the University at Buffalo. Prior to joining SkillPoint Consulting Inc., Dr. King worked at Capital One Financial Corporation from September 1999 to January 2007, where she served as director of leadership acceleration before being promoted to Managing Vice President, Human Resources in October 2002. Prior to that, Dr. King served as an executive coach at Development Dimensions International, Inc., a global human resource consulting firm, from August 1998 to September 1999. Dr. King received a Bachelor of Science in Business Administration from The Ohio State University and a Master of Education in Instructional Systems Design/Multimedia and Ph.D. in Organizational Development from The Pennsylvania State University. We believe Dr. King is qualified to serve on our Board of Directors based on her perspective and experience consulting and providing executive leadership.

Director Independence and Controlled Company Exception

After the completion of this offering, FG Group Holdings will continue to indirectly hold more than a majority of the voting power of our Common Shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the NYSE American corporate governance standards. Under these NYSE American corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our Board of Directors consist of independent directors, (2) that our Board of Directors have a Compensation Committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our Board of Directors have a Nominating and Corporate Governance Committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. While we do not intend to avail ourselves of these exemptions, we may do so, and, accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our Common Shares continue to be listed on NYSE American, we will be required to comply with these provisions within the applicable transition periods.

Board of Directors

Our business and affairs are managed under the direction of our Board of Directors. Our Articles, as amended, provide that the total number of directors on our Board of Directors shall be fixed from time to time, by ordinary resolution of the Shareholders. Contemporaneously with this offering, our board will be composed of five directors. Our officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors, rather than for specific terms of office.

Audit Committee

Upon the consummation of this offering and the listing of our Common Shares, our Audit Committee of the Board of Directors (the “Audit Committee”) will consist of Richard E. Govignon Jr., John W. Struble and Marsha G. King, each of whom is independent for purposes of serving on the Audit Committee under the SEC’s rules and NYSE American’s listing requirements. All Audit Committee members are financially literate. The Board of Directors has determined that John W. Struble is an “Audit Committee Financial Expert” as defined by Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act. We anticipate John W. Struble will serve as the Chairperson of the Audit Committee. We intend to comply with the independence requirements for all members of the Audit Committee within the time periods specified under NYSE American’s rules. We adopted an audit committee charter, detailing the principal functions of the Audit Committee. The Audit Committee will assist the Board of Directors in fulfilling its responsibilities for oversight of the quality and integrity of the accounting, internal controls, and reporting practices of the Company, and perform such other duties as are directed by the Board of Directors. The Audit Committee’s role will include a particular focus on the qualitative aspects of financial reporting to shareholders, and on the Company’s processes to manage business and financial risk, and for compliance with significant applicable legal, ethical and regulatory requirements. The Audit Committee’s responsibilities will include, among other things, reviewing policies and procedures regarding transactions, and reviewing and overseeing the transactions, between the Company and officers, directors and other related parties that are not a normal part of the Company’s business, and overseeing compliance with the Company’s code of business conduct and ethics (the “Code of Ethics”) and considering conflicts of interest. Annually and on a quarterly basis, the Audit Committee will review and discuss matters separately with management of the Company and with the Company’s independent registered public accounting firm. The Audit Committee will provide a report in the annual proxy that includes the Audit Committee’s review and discussion of matters with management and the independent public accounting firm.

The Audit Committee will also conduct periodic oversight of the Company’s risk management, including regularly reviewing the Company’s cybersecurity and other information technology risks, controls and procedures and the Company’s plans to mitigate cybersecurity risks and to respond to data breaches.

The Audit Committee will be directly responsible for the appointment of the independent registered public accounting firm engaged to prepare and issue an audit report on the financial statements of the Company and will periodically review and evaluate such firm’s performance and independence from management. All audit and permitted non-audit services will be pre-approved by the Audit Committee. The Audit Committee may delegate the responsibility of approving proposed non-audit services that arise between Audit Committee meetings to the Audit Committee chairperson, provided that the decision to approve the services is presented for ratification at the next scheduled Audit Committee meeting. The Audit Committee will meet with management and the independent registered public accounting firm to review and discuss earnings press releases and our policies with respect to release of financial information and earnings guidance to be provided to analysts and rating agencies.

Compensation Committee

Our compensation committee of the Board of Directors (the “Compensation Committee”) consists of Richard E. Govignon Jr., John W. Struble and Marsha G. King, each of whom is independent for purposes of serving on the Compensation Committee under the SEC’s rules and NYSE American’s listing requirements. Marsha G. King serves as the Chairperson of the Compensation Committee. We have adopted a Compensation Committee charter, detailing the principal functions of the Compensation Committee. The Compensation Committee is responsible for establishing policies with respect to the compensation of the Company’s officers and has overall responsibilities for approving and evaluating officer compensation plans, policies and programs of the Company. The Compensation Committee’s functions include, but are not limited to:

● Determining the compensation of the Chief Executive Officer, and overseeing all other executive officers’ compensation, including salary and payments under the Company’s incentive compensation and equity-based plans;

● Administering the Company’s stock compensation plans, including approving all individual grants and awards under these plans;

● Reviewing compensation for non-employee directors and recommending changes to the Board of Directors;

● Reviewing and discussing with management the compensation discussion and analysis to be included in our annual meeting proxy statement;

● Reviewing and monitoring matters related to human capital management, including talent acquisition, development and retention, internal pay equity, diversity and inclusion, and corporate culture; and

● Conducting an annual risk assessment to ensure that the Company’s executive compensation plans and programs do not promote the assumption of excessive risk and remain consistent with the approved overall compensation philosophy and strategy.

The Compensation Committee has the sole authority to retain and to terminate any compensation consultant, legal counsel or financial or other advisor to be used to assist in the performance of its duties and responsibilities, without consulting or obtaining the approval of senior management of the Company in advance, and has the sole authority to approve the compensation advisor’s fees and other retention terms. The Compensation Committee is responsible for annually reviewing an assessment of any potential conflict of interest raised by the work of a compensation consultant (and other compensation advisor, as required) that is involved in determining or recommending executive and/or director compensation. The Compensation Committee is permitted to delegate its authority to a subcommittee of its members. The Compensation Committee will annually review and reassess the adequacy of its charter and performance and will recommend any proposed changes to the Board for approval.

Nominating and Corporate Governance Committee

Upon the consummation of this offering and the listing of our Common Shares, our Nominating and Corporate Governance Committee of the Board of Directors (the “Nominating and Corporate Governance Committee”) will consist of Richard E. Govignon Jr., John W. Struble and Marsha G. King, each of whom is independent for purposes of serving on the Nominating and Corporate Governance Committee under the SEC’s rules and NYSE American’s listing requirements. We anticipate Richard E. Govignon Jr. will serve as the Chairperson of the Nominating and Corporate Governance Committee. We have adopted a Nominating and Corporate Governance Committee charter, detailing the principal functions of the Nominating and Corporate Governance Committee. The functions of the Nominating and Corporate Governance Committee will include, among other items, overseeing all aspects of the Company’s corporate governance functions, including compliance with significant legal, ethical and regulatory requirements. The Nominating and Corporate Governance Committee’s functions will include, but not be limited to:

● Overseeing the annual review of the effectiveness of the Board of Directors and its committees;

● Administrating a director orientation program for all newly-elected or appointed members of the Board of Directors;

● Recommending the assignment of directors to the various committees of the Board of Directors;

● Evaluating emergent Environmental, Social, and Governance (“ESG”) related risks and the Company’s ESG goals, and reviewing and discussing with management strategies, activities, and policies regarding ESG-related matters and making recommendations to the Board;

● Reviewing and assessing shareholder proposals submitted to the Company for inclusion in the Company’s proxy statement; and

● Periodically reviewing the Company’s corporate governance policies and practices and recommending changes to the Board of Directors when appropriate in light of the Company’s position, developments in laws and regulations applicable to the Company, and corporate governance trends and practices.

The Nominating and Corporate Governance Committee will also report to, and assist, the Board of Directors in identifying individuals for membership on the Board of Directors and recommend to the Board of Directors the director nominees for the Company’s annual meeting of shareholders.

Indemnification of Directors and Officers

The corporate laws of British Columbia allow us, and our corporate Articles, as amended, require us (subject to the provisions of the BCBCA noted below), to indemnify our directors, former directors, alternate directors and their heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in our Articles, as amended.

For the purposes of such an indemnification:

○	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding; and

○	“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternative director of the Company (an “eligible person”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternative director:

(1)	is or may be joined as a party, or

(2)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

In addition, under the BCBCA, the Company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, provided that the Company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by the restrictions noted below, the eligible party will repay the amounts advanced.

Notwithstanding the provisions of the Company’s Articles, as amended, noted above, under the BCBCA the Company must not indemnify an eligible party or pay the expenses of an eligible party, if any of the following circumstances apply:

(1) if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the company was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(2) if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the company is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(3) if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation, as the case may be;

(4) in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

In addition, if an eligible proceeding is brought against an eligible party by or on behalf of the Company or by or on behalf of an associated corporation, the Company must not do either of the following:

(1) indemnify the eligible party under section 160(a) of the BCBCA in respect of the proceeding; or

(2) pay the expenses of the eligible party in respect of the proceeding.

Notwithstanding any of the foregoing, and whether or not payment of expenses or indemnification has been sought, authorized or declined under the BCBCA or the Articles of the Company, as amended, on the application of the Company or an eligible party, the Supreme Court of British Columbia may do one or more of the following:

(1) order a company to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;

(2) order a company to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

(3) order the enforcement of, or any payment under, an agreement of indemnification entered into by a company;

(4) order a company to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under this section;

(5) make any other order the court considers appropriate.

We intend to enter into indemnification agreements with each of our directors prior to the completion of this offering. The indemnification agreements will provide the directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the Articles of the Company, as amended, and the BCBCA, subject to certain exceptions contained in those agreements.

Code of Business Conduct and Ethics

In connection with this offering, our Board of Directors has adopted a Code of Ethics that applies to all of our employees, officers and directors, including our executive and senior financial officers. The full text of our Code of Ethics has been posted on the investor relations section of our website. We intend to disclose future amendments to our Code of Ethics, or any waivers of such code, on our website or in public filings.

Compensation and Organization Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the Board of Directors) of any other entity that has an executive officer serving as a member of our Board of Directors.

Policy for Approval of Related Person Transaction

Our Code of Ethics that our Board of Directors adopted in connection with this offering requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except in accordance with the approval process and guidelines included in the Code of Ethics. Under our Code of Ethics, a “conflict of interest” arises when an individual’s personal interest interferes or appears to interfere with our interests. Prior to the listing of our Common Shares, the full text of our Code of Ethics will be posted on the investor relations section of our website.

In addition, the Audit Committee of our Board of Directors adopted a charter, pursuant to which the audit committee will review policies and procedures regarding transactions, and review and oversee the transactions, between us and officers, directors and other related parties that are not a normal part of our business. If the Board of Directors creates a special committee in connection with such a transaction or holds a meeting of the non-interested directors of the Board to approve such transaction, the Audit Committee will not be required to consider such transaction or assess conflicts of interest in connection with such transaction.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

The transactions described in the section “Certain Relationships and Related Party Transactions—Relationship with FG Group Holdings” (collectively, the “FG Group Holdings Contemplated Transactions”) will be entered into prior to the adoption of our related person transaction approval policy and therefore will not be approved under the policy. In addition, following the completion of this offering, (i) amendments, modifications, terminations, extensions, or exercises of discretion outside the ordinary course of business, with respect to the agreements constituting FG Group Holdings Contemplated Transactions, (ii) negotiation, execution, modification, termination or extension, or exercises of discretion outside the ordinary course of business, with respect to any new agreements with FG Group Holdings (“New Agreements”) and (iii) the assertion, handling or resolution of any disputes arising under the agreements related to the FG Group Holdings Contemplated Transactions or any New Agreements, in each case involving amounts that will or may be expected to exceed $120,000, will be reviewed and approved by our directors that are unaffiliated with FG Group Holdings. Any executive officer of the Company who is also an officer, director or employee of FG Group Holdings may participate in these activities provided that he or she does so solely on behalf of the Company and under the direction of, and subject to the approval of, our independent directors that are unaffiliated with FG Group Holdings. Any director of the Company who is also an officer, director or other affiliate of FG Group Holdings may participate in these activities provided that he or she does so solely on behalf of FG Group Holdings or its affiliates, as applicable, and provided that our independent directors have received advance notice of his or her participation.

EXECUTIVE AND DIRECTOR COMPENSATION

We are a newly formed company, and as discussed in more detail elsewhere, prior to the Separation, FG Group Holdings, our ultimate parent and majority shareholder, has operated the Entertainment Business. Our compensation committee is expected to begin meeting before the completion of the Separation, including to review and approve the employment agreements of our executive officers. As a result, we have set forth below the compensation of those individuals who are expected to be designated as our executive officers. In compliance with SEC rules, the information included in this section is historical, as applicable.

For purposes of the following compensation discussion and analysis, and the tabular executive compensation disclosures that follow, the individuals listed below are referred to collectively as the “Named Executive Officers” or (“NEOs”). These include:

●	Mark D. Roberson, Chief Executive Officer;

●	Todd R. Major, Chief Financial Officer, Secretary and Treasurer; and

●	Ray F. Boegner, President upon consummation of this offering.

Executive Compensation Tables

The following table sets forth information regarding all forms of compensation earned by the NEOs during the last two fiscal years as employees of FG Group Holdings. Messrs. Roberson, Major and Boegner were employed by FG Group Holdings during all of fiscal 2022 and 2021. Mr. Roberson served as Chief Financial Officer of FG Group Holdings from November 16, 2018 to April 13, 2020, and was appointed as FG Group Holdings’ Chief Executive Officer on April 13, 2020. Mr. Major served as Senior Vice President, Finance from April 8, 2019 to April 13, 2020, and was appointed as FG Group Holdings’ Chief Financial Officer on April 13, 2020.

The Compensation Committee of the Company intends to approve new employment and compensatory arrangements between the Company and its executives that will be effective at the completion of the offering (refer to the Employment Agreements section below). Accordingly, the amounts reflected below as historical compensation for FG Group Holdings are presented for historical reference only and may not be indicative of the level of compensation for the Company in the future.

2022 and 2021 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(3)	Stock Awards ($)(4)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(5)	Total ($)
Mark D. Roberson (1)	2022	295,000	—	—	—	—	9,210	304,210
CEO	2021	265,577	262,500	—	—	—	9,821	537,898

Todd R. Major (2)	2022	230,000	—	—	—	—	8,816	238,816
CFO	2021	210,385	112,500	—	—	—	8,227	331,112

Ray F. Boegner FG Group Holdings’ President of	2022	275,000	—	—	—	—	9,913	284,913
Strong Entertainment	2021	275,000	—	—	—	—	9,913	284,913

(1)	Mr. Roberson served as FG Group Holdings’ Executive Vice President and Chief Financial Officer from November 16, 2018, to April 13, 2020, and was appointed as FG Group Holdings’ Chief Executive Officer effective April 13, 2020.

(2)	Mr. Major served as FG Group Holdings’ Senior Vice President, Finance from April 8, 2019, to April 13, 2020, and was appointed as FG Group Holdings’ Chief Financial Officer effective April 13, 2020.

(3)	In March 2021, FG Group Holdings’ Compensation Committee approved the payment of transaction-related bonuses to Messrs. Roberson and Major for extra time and effort given by such employees in connection with the successful completion of the sale of a portion of FG Group Holdings’ operating business unrelated to the Entertainment Business.

(4)	The amounts in these columns represent the aggregate grant date fair value calculated in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718. For additional information relating to the assumptions made in valuing and expensing these awards refer to Note 13 in FG Group Holdings’ December 31, 2021 consolidated financial statements included in FG Group Holdings’ 2021 Annual Report on Form 10-K, as filed with the SEC.

(5)

FG Group Holdings provides its executives with certain employee benefits. These benefits include excess life and disability insurance and contributions made by FG Group Holdings under the 401(k) Plan. The amounts reported for each NEO as All Other Compensation for 2022 are identified and quantified below.

	Mr. Roberson	Mr. Major	Mr. Boegner
Employer match on 401(k) Plan	$7,294	$6,900	$8,250
Excess life and disability insurance	1,916	1,916	1,663
Total All Other Compensation	$9,210	$8,816	$9,913

The following table sets forth information concerning outstanding equity awards of FG Group Holdings for each of the NEOs as of the end of the fiscal year ended December 31, 2022.

The Compensation Committee of the Company will approve the grant of new equity grants by the Company to be awarded to its executives effective at the closing of this offering. Accordingly, the amounts reflected below for FG Group Holdings are presented for historical reference only and are not indicative of the level of equity awards for the Company in the future.

Outstanding Equity Awards at 2022 Fiscal Year-End

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(*)
Mark D. Roberson	32,000	8,000	(1)	2.25	12/4/2028	—		—
	18,000	12,000	(2)	2.89	6/6/2029	—		—
	8,000	12,000	(3)	1.60	10/9/2030	—		—
	—	—		—	—	26,667	(8)	69,868

Todd R. Major	4,000	6,000	(3)	1.60	10/9/2030	—		—
	—	—		—	—	6,667	(8)	17,468

Ray F. Boegner	5,000	—	(5)	4.70	1/11/2022	—		—
	32,000	—	(6)	4.33	11/22/2025	—		—
	40,000	—	(7)	6.50	2/28/2027	—		—
	40,000	10,000	(4)	4.70	1/26/2028	—		—
	12,000	8,000	(2)	2.89	6/6/2029	—		—
	6,000	9,000	(3)	1.60	10/9/2030	—		—
	—	—		—	—	10,000	(8)	26,200

* Based on the closing stock price of FG Group Holdings’ common stock of $2.62 on December 31, 2022, the last trading day of the 2022 fiscal year.

(1)	The 40,000 stock options granted to Mr. Roberson on December 4, 2018, pursuant to FG Group Holdings’ 2017 Omnibus Equity Compensation Plan become exercisable in five equal annual installments beginning on December 4, 2019, and thereafter on December 4 of each year through 2023.

(2)	The 30,000 and 20,000 stock options granted to Messrs. Roberson and Boegner, respectively, on June 6, 2019, pursuant to FG Group Holdings’ 2017 Omnibus Equity Compensation Plan become exercisable in five equal annual installments beginning on June 6, 2020, and thereafter on June 6 of each year through 2024.

(3)	The 20,000, 10,000 and 15,000 stock options granted to Messrs. Roberson, Major and Boegner, respectively, on October 9, 2020, pursuant to FG Group Holdings’ 2017 Omnibus Equity Compensation Plan become exercisable in five equal annual installments beginning on October 9, 2021, and thereafter on October 9 of each year through 2025.

(4)	The 50,000 stock options granted to Mr. Boegner on January 26, 2018, pursuant to FG Group Holdings’ 2017 Omnibus Equity Compensation Plan become exercisable in five equal annual installments beginning on January 26, 2019, and thereafter on January 26 of each year through 2023.

(5)	The 30,000 stock options granted to Mr. Boegner on January 11, 2012, pursuant to FG Group Holdings’ 2010 Long-Term Incentive Plan became exercisable in four equal installments beginning on January 11, 2013, and thereafter on January 11 of each year through 2016. On both August 11, 2016, and August 30, 2016, Mr. Boegner exercised options from this grant to acquire 5,000 shares of FG Group Holdings’ common stock. On June 8, 2017, Mr. Boegner exercised options from this grant to acquire 7,000 shares of FG Group Holdings’ common stock. On August 10, 2017, Mr. Boegner exercised options from this grant to acquire 8,000 shares of FG Group Holdings’ common stock.

(6)	The 40,000 stock options granted to Mr. Boegner on November 22, 2015, pursuant to FG Group Holdings’ 2010 Long-Term Incentive Plan became exercisable in five equal annual installments beginning on November 22, 2016, and thereafter on November 22 of each year through 2020. On November 23, 2016, Mr. Boegner exercised options from this grant to acquire 8,000 shares of FG Group Holdings’ common stock at an exercise price of $4.33 per share.

(7)	The 40,000 stock options granted to Mr. Boegner on February 28, 2017, pursuant to FG Group Holdings’ 2010 Long-Term Incentive Plan became exercisable in five equal annual installments beginning on February 28, 2018, and thereafter on February 28 of each year through 2022.

(8)	Represents RSUs to be settled in shares of FG Group Holdings’ common stock on a one-for-one basis as soon as practicable following the applicable vesting date. The RSUs vest on October 9, 2023.

Director Compensation

Following this offering, we expect to pay our directors as follows:

●	Our Chairman will be entitled to receive an annual cash retainer of $45,000, paid in quarterly installments, and each other non-employee director will be entitled to receive an annual cash retainer of $25,000, paid in quarterly installments;

●	The chairperson of the Audit Committee will be entitled to receive an additional annual cash retainer of $10,000, paid in quarterly installments;

●	The chairperson of the Compensation Committee as well as the chairperson of the Nominating and Corporate Governance Committee will each be entitled to receive an additional cash retainer of $5,000, paid in quarterly installments;

●	Each non-employee director will receive an annual grant of RSUs with a value of $25,000, vesting on the first anniversary of the grant date, with the first grant to be made upon the completion of this offering, provided that, if the director makes himself available and consents to be nominated by the Company for continued service as a director of the Company, but is not nominated to the Board of Directors for election by stockholders, other than for good reason as determined by the Board of Directors in its discretion, then the RSUs will vest in full as of the director’s last date of service as a director of the Company; and

●	Upon the completion of this offering, our Chairman will receive 30,000 RSUs and each other non-employee director will receive 20,000 RSUs, pursuant to the Share Compensation Plan (as defined below). These RSUs will vest immediately.

There will also be limit on the amount of compensation payable to our non-employee directors. Specifically, the aggregate grant date fair value of all awards granted to any single non-employee director during any single calendar year (determined as of the applicable grant date(s) under applicable financial accounting rules), when taken together with any cash fees paid to the non-employee director during the same calendar year, may not exceed $200,000.

In addition, we expect to reimburse all directors for reasonable expenses incurred in attending meetings of the Board or any of its committees.

Employment Agreements

In connection with this offering, we, through STS, will enter into new employment and compensation arrangements with Messrs. Roberson and Major, separate from their employment agreements with FG Group Holdings, and effective as of the consummation of this offering, that include base salaries and bonus arrangements, subject in each case to the approval of the Compensation Committee of the Board of Directors. Similarly, we, through STS, will enter into a new employment agreement with Mr. Boegner, who will no longer be an employee of FG Group Holdings, effective as of the consummation of this offering, that will similarly include a base salary and bonus arrangements.

During the employment term, Messrs. Roberson, Major and Boegner will also be entitled to receive any other benefits which are provided to our other full-time employees in accordance with our policies and practices, including any that may be provided to personnel under the Management Services Agreement, and subject to satisfaction of any applicable conditions of eligibility.

The material provisions of these employment agreements are discussed below.

Mr. Roberson’s employment agreement with the Company, to be effective as of the Separation, provides for an annual base salary of $275,000, subject to annual review and adjustment, and he is eligible for performance-based compensation in the form of an annual bonus targeted at 75% of base salary, payable in a combination of cash and equity, as determined by the Compensation Committee. The bonus will be subject to the achievement of performance metrics and other criteria as determined by the Compensation Committee. Mr. Roberson will also be entitled to receive a cash bonus of up to $200,000, payable at the discretion of the Compensation Committee of the Board of Directors. Mr. Roberson is also eligible to participate in the Company’s 401(k), medical, dental and vision plans and certain other benefits available generally to employees of the Company. The employment agreement also contains customary non-competition and non-solicitation covenants. In the event Mr. Roberson is terminated without cause (as defined in Mr. Roberson’s employment agreement), and provided he enters into a general release in favor of the Company and related parties, he will be entitled to severance equal to one year of his base salary and twelve (12) months of Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) premiums.

Mr. Major’s employment agreement with the Company, to be effective as of the Separation, provides for an annual base salary of $225,000, subject to annual review and adjustment, and he is eligible for performance-based compensation in the form of an annual bonus targeted at 50% of base salary, payable in a combination in cash and equity, as determined by the Chief Executive Officer and the Compensation Committee. The bonus will be subject to the achievement of performance metrics and other criteria as determined by the Chief Executive Officer and the Compensation Committee. Mr. Major will also be entitled to receive a cash bonus of up to $150,000, payable at the discretion of the Compensation Committee of the Board of Directors. Mr. Major is also eligible to participate in the Company’s 401(k), medical, dental and vision plans and certain other benefits available generally to employees of the Company. The employment agreement also contains customary non-competition and non-solicitation covenants. In the event Mr. Major is terminated without cause (as defined in Mr. Major’s employment agreement), and provided he enters into a general release in favor of the Company and related parties, he will be entitled to severance equal to one year of his base salary and twelve (12) months of COBRA premiums.

Mr. Boegner’s employment agreement with the Company, to be effective as of the Separation, provides for an annual base salary of $275,000, subject to annual review and adjustment, and he is eligible for performance-based compensation in the form of an annual bonus targeted at 50% of base salary, payable in a combination in cash and equity, as determined by the Chief Executive Officer and the Compensation Committee. The bonus will be subject to the achievement of performance metrics and other criteria as determined by the Chief Executive Officer and the Compensation Committee. Mr. Boegner will also be entitled to receive a cash bonus of up to $50,000, payable at the discretion of the Compensation Committee of the Board of Directors. Mr. Boegner is also eligible to participate in the Company’s 401(k), medical, dental and vision plans and certain other benefits available generally to employees of the Company. The employment agreement also contains customary non-competition and non-solicitation covenants. In the event Mr. Boegner is terminated without cause (as defined in Mr. Boegner’s employment agreement), and provided he enters into a general release in favor of the Company and related parties, he will be entitled to severance equal to one hundred and eight (108) weeks of his base salary and the COBRA premiums for the less of (i) a period of one hundred and eight (108) weeks or (ii) the period which he is eligible to receive continuation coverage under COBRA (or applicable analogous state law).

Long-Term Incentives

The Company uses long-term incentive equity awards as a part of our executive compensation program, in order to incentivize and reward the achievement of longer-term strategic objectives and align the financial interests of the Company’s executive officers with those of the Company’s stockholders. The Company’s long-term incentive program for its named executive officers may include restricted stock units and nonqualified stock options. Each such type of award, and the reasons it is used, is described below.

Restricted Stock Units. RSUs represent a right to receive a specific number of units at the end of the specified period. Each recipient of RSUs has no rights as a stockholder through such RSUs during the restriction period of the RSUs. Settlement of an RSU award is made in cash, shares of stock or some combination thereof, as specified in the applicable award agreement. RSUs are designed to provide retention incentives to our executive officers and key employees.

Nonqualified Stock Options. Nonqualified stock options represent an option to purchase the Company’s Common Shares at an option price equal to the closing price on the NYSE American of the Company’s Common Shares on the grant date. The stock options are designed to motivate executives to increase stockholder value as the stock options will only have value if our stockholders also benefit from increasing stock prices.

Equity Grants

Upon the completion of this offering, our officers Messrs. Roberson, Major and Boegner will receive 60,000, 50,000 and 50,000 RSUs, respectively, pursuant to the Share Compensation Plan (as defined below). One-half of the RSUs granted to Messrs. Roberson, Major and Boegner will vest immediately. The other half of the RSUs granted to Messrs. Roberson, Major and Boegner will vest in one-third annual installments, beginning on the first anniversary of the grant date, subject to continued employment.

In addition, upon the completion of this offering, our Chairman will receive 30,000 RSUs and each other non-employee director will receive 20,000 RSUs, pursuant to the Share Compensation Plan (as defined below). These RSUs will vest immediately.

Each non-employee director will receive an annual grant of RSUs with a value of $25,000, vesting on the first anniversary of the grant date, with the first grant to be made upon the completion of this offering, provided that, if the director makes himself available and consents to be nominated by the Company for continued service as a director of the Company, but is not nominated to the Board of Directors for election by stockholders, other than for good reason as determined by the Board of Directors in its discretion, then the RSUs will vest in full as of the director’s last date of service as a director of the Company.

Employee Benefit Plans

Employees of Strong Global Entertainment will continue to participate in FG Group Holdings’ plans after the initial public offering and awards granted under FG Group Holdings’ plans will continue to vest.

2023 Share Compensation Plan

Our Board of Directors and shareholders adopted and approved the 2023 Share Compensation Plan (the “Share Compensation Plan”). The aggregate number of Common Shares of the Company reserved and available for grant and issuance pursuant to RSUs, and Options granted under the Share Compensation Plan, is 1,000,000 Common Shares.

The Share Compensation Plan provides that participants (each, a “Participant”), who include participants who are citizens or residents of the United States, with the opportunity, through RSUs and options, to acquire an ownership interest in the Company. The RSUs will rise and fall in value based on the value of the Common Shares. Unlike the Options, the RSUs will not require the payment of any monetary consideration to the Company. Instead, each RSU represents a right to receive one Common Share following the attainment of any vesting criteria determined at the time of the award. The Options, on the other hand, are rights to acquire Common Shares upon payment of monetary consideration (i.e., the exercise price), subject also to any vesting criteria determined at the time of the grant.

The following is a summary of the Share Compensation Plan.

Purpose of the Share Compensation Plan

The purpose of the Share Compensation Plan is to advance the interests of the Company and its subsidiaries, and its shareholders by: (a) ensuring that the interests of Participants are aligned with the success of the Company and its subsidiaries; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

The following people will be eligible to participate in the Share Compensation Plan: any officer or employee of the Company or any officer or employee of any subsidiary of the Company and, any director of the Company or any director of any subsidiary of the Company, and any Consultant (defined under the Share Compensation Plan as an individual (other than an employee or a director of the Company) that: (A) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to an affiliate of the Company; (B) such services are not provided in relation to an offer or sale of securities of the Company in a capital raising transaction, and do not promote or maintain a market for the Company’s securities; without limiting the foregoing, consultants providing investor relations services are not Consultants or eligible persons under the Share Compensation Plan; (C) provides the services under a written contract between the Company or the affiliate and the individual or the Company, as the case may be; (D) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an affiliate of the Company; and (E) has a relationship with the Company or an affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

Administration of the Share Compensation Plan

The Share Compensation Plan will be administered by the Board or such other persons as may be designated by the Board (the “Administrators”) based on the recommendation of the compensation committee of the Board. The Administrators will determine the eligibility of persons to participate in the Share Compensation Plan, when RSUs and options will be awarded or granted, the number of RSUs and Options to be awarded or granted, the vesting criteria for each award of RSUs and grant of Options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and the requirements of the stock exchange or quotation system where the Common Shares are listed on or through which the Common Shares are listed or quoted (the “Exchange”).

Number of Common Share Issuance under the Share Compensation Plan

The number of Common Shares that will be available for issuance upon the vesting of RSUs awarded and Options granted under the Share Compensation Plan will be limited to 1,000,000 Common Shares.

In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of the Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of Company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the Administrators may in their sole discretion make such changes or adjustments, if any, as the Administrators consider fair or equitable to reflect such change or event including, without limitation, adjusting the number of options and RSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of options outstanding under the Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment shall not exceed the value of such Option or RSU prior thereto.

Change of Control

In the event of a Change of Control of the Company, the Administrators may, in their sole discretion, provide that the awards (i) will be assumed, converted or replaced by the resulting entity in the Change of Control; (ii) to the extent not assumed, converted or replaced as a result of the Change of Control, that vesting will be accelerated and awards will become 100% exercisable; or (iii) will be, at the option of the Participant, cancelled in exchange for a payment in cash or other property (including shares of the resulting entity in connection with a Change of Control) in an amount equal to the positive difference, if any, of the Fair Market Value of the Common Shares subject to the award over any exercise price related to the award, less any withholding taxes, as applicable.

Other Terms

The Administrators will determine the exercise price and term/expiration date of each option, provided that the exercise price in respect of that option shall not be less than the “Fair Market Value” of a Commons Share on the date of grant. “Fair Market Value” is defined in the Share Compensation Plan to mean, as of any date, the closing price of the Common Shares on the Exchange for the last market trading day prior to the date of grant of the option or if the Common Shares are not listed on a stock exchange, the Fair Market Value shall be determined in good faith by the Administrators.

No option shall be exercisable after ten years from the date the option is granted. Under the Share Compensation Plan, should the term of an option expire on a date that falls within a blackout period or within nine business days following the expiration of a blackout period, such expiration date will be automatically extended to the tenth business day after the end of the blackout period.

Transferability

RSUs awarded and options granted under the Share Compensation Plan or any rights of a Participant cannot be transferred, assigned, charged, pledged or hypothecated, or otherwise alienated, whether by operation of law or otherwise.

Certain U.S. Federal Income Tax Consequences of the Share Compensation Plan

The following is a general summary of certain U.S. federal income tax consequences under current tax law to the Company (applicable to the Company if and only to the extent it is subject to U.S. federal income taxation on its net income) and to Participants in the Share Compensation Plan who are individual citizens or residents of the United States for federal income tax purposes (“U.S. Participants”) of stock options which are ISOs, or stock options which are NQSOs, and RSUs. This summary does not purport to cover all of the special rules that may apply, including special rules relating to limitations on our ability to deduct certain compensation, special rules relating to deferred compensation, golden parachutes, U.S. Participants subject to Section 16(b) of the Exchange Act or the exercise of a stock option with previously-acquired ordinary shares. This summary assumes that U.S. Participants will hold their ordinary shares as capital assets within the meaning of Section 1221 of the Code. In addition, this summary does not address the foreign, state or local or other tax consequences, or any U.S. federal non-income tax consequences, inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the Share Compensation Plan, or ordinary shares issued pursuant thereto. Participants are urged to consult with their own tax advisors concerning the tax consequences to them of an award under the Share Compensation Plan or ordinary shares issued thereunder pursuant to the Share Compensation Plan.

A U.S. Participant generally does not recognize taxable income upon the grant of a NQSO if structured to be exempt from or comply with Code Section 409A. Upon the exercise of a NQSO, the U.S. Participant generally recognizes ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the ordinary shares acquired on the date of exercise over the exercise price thereof, and the Company generally will be entitled to a deduction for such amount at that time. If the U.S. Participant later sells ordinary shares acquired pursuant to the exercise of a NQSO, the U.S. Participant recognizes a long-term or short-term capital gain or loss, depending on the period for which the ordinary shares were held. A long-term capital gain is generally subject to more favorable tax treatment than ordinary income or a short-term capital gain. The deductibility of capital losses is subject to certain limitations.

A U.S. Participant generally does not recognize taxable income upon the grant or, except for purposes of the U.S. alternative minimum tax (“AMT”) the exercise, of an ISO. For purposes of the AMT, which is payable to the extent it exceeds the U.S. Participant’s regular income tax, upon the exercise of an ISO, the excess of the fair market value of the ordinary shares subject to the ISO over the exercise price is a preference item for AMT purposes. If the U.S. Participant disposes of the ordinary shares acquired pursuant to the exercise of an ISO more than two years after the date of grant and more than one year after the transfer of the ordinary shares to the U.S. Participant, the U.S. Participant generally recognizes a long-term capital gain or loss, and the Company will not be entitled to a deduction. However, if the U.S. Participant disposes of such ordinary shares prior to the end of either of the required holding periods, the U.S. Participant will have ordinary compensation income equal to the excess (if any) of the fair market value of such shares on the date of exercise (or, if less, the amount realized on the disposition of such shares) over the exercise price paid for such shares, and the Company generally will be entitled to deduct such amount.

A U.S. Participant generally does not recognize taxable income upon the grant of an RSU. Generally, the U.S. Participant will recognize ordinary income subject to withholding upon the receipt of cash and/or transfer of Common Shares in payment of the RSUs in an amount equal to the aggregate of the cash received or the fair market value of the Common Shares so transferred, as applicable, and the Company and the Company generally will be entitled to a deduction for such amount under U.S. tax laws to the extent applicable to the Company.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with FG Group Holdings

Prior to the completion of this offering, we will enter into various agreements that will govern the Separation of the Entertainment Business from FG Group Holdings and its transfer to us. These agreements and arrangements will take effect upon the closing of this offering. This offering will not continue if FG Group Holdings decides not to proceed with the Separation. If this offering does not continue, we will not proceed with the Separation. The material agreements described below are filed as exhibits 10.4 through 10.9 to the registration statement of which this prospectus forms a part and are hereby incorporated by reference into this prospectus.

Master Asset Purchase Agreement

We, through Strong Entertainment Subco, intend to enter into a Master Asset Purchase Agreement and IP Assignment Agreement with Strong/MDI, a wholly-owned subsidiary of FG Group Holdings, in connection with completion of the Separation. The Master Asset Purchase Agreement and IP Assignment Agreement will provide for the transfer from Strong/MDI to Strong Entertainment Subco of assets comprising Strong/MDI’s operating business, except the Joliette Plant and certain other excluded assets as set forth more fully below, including those set forth on Schedule “A” to the Master Asset Purchase Agreement, and the assumption by Strong Entertainment Subco of liabilities relating thereto, except the 20-year installment note collateralized by the Joliette Plant (but including an equipment financing facility with an outstanding balance of approximately CAD$0.4 million which will be contributed to Strong Entertainment Subco along with the financed equipment).

The total purchase price for the transferred assets (the “Purchase Price”) will be equal to the fair market value of the transferred assets as of the effective date of the Separation (as agreed in good faith between Strong/MDI and Strong Entertainment Subco). Strong Entertainment Subco will satisfy the Purchase Price by issuing to Strong/MDI an additional 9,999 Common Shares without par value of Strong Entertainment Subco (the “Consideration Shares”). The aggregate issue price for the Consideration Shares will be equal to the fair market value of the transferred assets immediately before the transfer occurs.

In addition to the Joliette Plant (and the 20-year installment note collateralized by the Joliette Plant), certain additional assets currently held by Strong/MDI will not be transferred to Strong Entertainment Subco under the Master Asset Agreement as they are not connected to the Entertainment Business-namely, the common shares of GreenFirst Forest Products Inc., and an intercompany debt owing to Strong/MDI by FG Group Holdings.

Strong/MDI and Strong Entertainment Subco will, each at the request of the other, jointly elect in the form, and within the time, prescribed pursuant to subsection 85(1) of the Income Tax Act (Canada) in respect of the transfer of the transferred assets that the transfer be on a fully tax-deferred basis to Strong/MDI. The amounts agreed upon by Strong/MDI and Strong Entertainment Subco with respect to each of the property and assets comprising the transferred assets will be set out in the election form (collectively referred to herein as the “Elected Amount”) within the limits allowed in that regard in the Income Tax Act (Canada). If it is determined by the parties that the Elected Amount will not result in the transfer of the transferred assets on a fully tax-deferred basis, then the Elected Amount will be adjusted to equal such amount (the “Adjusted Elected Amount”) as may be agreed to by the parties or, failing such agreement, such amount as may be determined by a court of competent jurisdiction or by a competent taxing authority. Any adjustment will be made with retroactive effect as of the effective date of the Separation. The transferred assets will be transferred on an as is, where is basis.

Strong Entertainment Subco will agree to employ each employee who is employed by Strong/MDI in connection with the Entertainment Business immediately prior to the effective date of the Separation on the same terms and conditions that govern the current employment relationship between Strong/MDI and each particular employee.

IP Assignment Agreement

In order the effect the assignment of certain intellectual property being transferred to Strong Entertainment Subco by Strong/MDI under the Master Asset Purchase Agreement, Strong Entertainment Subco will be entering into an IP Assignment Agreement with Strong/MDI.

FG Group Holdings Asset Transfer Agreement

The FG Group Holdings Asset Transfer Agreement will provide for the transfer from FG Group Holdings to STS of a limited number of contracts and intellectual property used in the Entertainment Business, in a tax-free transfer under Section 351 of the U.S. Internal Revenue Code.

In connection with the FG Group Holdings Asset Transfer Agreement, STS has agreed to indemnify and hold harmless FG Group Holdings against future losses, if any, related to current, product liability or personal injury claims arising out of products sold or distributed in the U.S. related to the operations of the businesses being transferred to us in the Separation prior to Closing.

FG Group Holdings IP Assignment Agreement

In order the effect the assignment of certain intellectual property being transferred to STS by FG Group Holdings under the FG Group Holdings Asset Transfer Agreement, STS will enter into the FG Group Holdings IP Assignment Agreement with FG Group Holdings.

Share Transfer Agreements

In connection with the Separation, we intend to enter into the Share Transfer Agreements with Strong/MDI. The Share Transfer Agreements will provide for the transfer to us of 100% of the outstanding Common Shares of Strong Entertainment Subco and 100% of the outstanding shares of capital stock of STS.

For more information regarding the Master Asset Purchase Agreement, the IP Assignment Agreement, the FG Group Holdings Asset Transfer Agreement and the Share Transfer Agreements see “The Separation Transaction,” and for more information about the assets and liabilities to be transferred to us, see our unaudited pro forma condensed combined financial statements and the related notes included elsewhere in this prospectus.

Management Services Agreement

We intend to enter into a Management Services Agreement with FG Group Holdings in connection with the completion of the Separation and this offering, effective upon the consummation of the Separation and this offering, pursuant to which FG Group Holdings and its subsidiaries and we and our subsidiaries, will provide each other certain services which could include information technology, legal, finance and accounting, human resources, tax, treasury, and other services. Pursuant to the Management Services Agreement, the charges for these services will generally be based on their actual cost basis (with mark-up, if necessary, to comply with applicable transfer pricing principles under Canadian and U.S. tax regulations), except as otherwise agreed upon. The charges for the services are expected to allow the providing company to fully recover all out-of-pocket costs and expenses it actually incurs in connection with providing the service, plus, in some cases, the allocated indirect costs of providing the services, generally without profit. The term for the services to be provided are as set forth in the schedules to the Management Services Agreement, and if no term period is provided for a specified service, then such service is to terminate on the second anniversary of the effective date of the Management Services Agreement, provided that upon the expiration of any term, the term will renew automatically for successive periods of one year’s duration unless otherwise set forth therein, and unless the Management Services Agreement is earlier terminated by the parties. The recipient for a particular service generally can terminate that service prior to the scheduled expiration date, subject to a minimum notice period equal to 30 days, and the provider for a particular service generally can terminate that service prior to the scheduled expiration date upon 10 days prior written notice to the recipient, if the recipient has failed to perform any of its material obligations under the Management Services Agreement related to such services, and such failure has continued uncured for a period of 30 days after receipt by the recipient of a written notice of such failure.

We do not expect the net costs associated with the Management Services Agreement to be materially different than the historical costs that have been allocated to us related to these same services.

Currently, we are expecting FG Group Holdings to allocate to us 50% of the rental and utilities costs of their offices in Charlotte, NC (as all of our employees at those premises will also be providing some services to FG Group Holdings under the Management Services Agreement). We estimate these allocated costs to amount to approximately $40,000 per year.

For the allocation of operating expenses of our joint offices in Charlotte, NC, we expect to share the costs of those expenses with FG Group Holdings on a 70:30 basis, based on the fact we expect our employees will allocate 70% of their time to our business and 30% of their time to FG Group Holdings. As a result, we estimate that we will allocate to FG Group Holdings 30% of the salary and benefits costs of our employees at the Charlotte NC offices, amounting to approximately $0.2 million per year. Conversely, we expect FG Group Holdings to allocate to us 70% of the cost of our joint ERP system, which we estimate at approximately $0.1 million per year.

Under the Management Services Agreement we expect to settle these and other allocated costs on a net basis at the end of each month. Based on the allocation of the above mentioned material costs, we would expect to receive from FG Group Holdings a net aggregate cost reimbursement of approximately $0.1 million per year, plus or minus any additional costs and services allocated on a monthly basis under the Management Services Agreement.

Dispute Resolution. If a dispute arises between FG Group Holdings and us under the Management Services Agreement, the general counsels of the parties and such other representatives as the parties may designate will negotiate to resolve any disputes for a reasonable period of time. If the parties are unable to resolve the dispute in this manner then, unless otherwise agreed by the parties and except as otherwise set forth in the Master Asset Purchase Agreement, the IP Assignment Agreement, the FG Group Holdings Asset Transfer Agreement, the FG Group Holdings IP Assignment Agreement, the Share Transfer Agreements, and the Joliette Plant Lease, the dispute will be resolved through binding confidential arbitration.

Shared Contracts. Certain shared contracts have been assigned or amended to facilitate the separation of our business from FG Group Holdings pursuant to the Master Asset Purchase Agreement and the FG Group Holdings Asset Transfer Agreement. If such contracts may not be assigned or amended, or if there is a delay in the assignment of such contracts, the parties are required to take reasonable actions to cause the appropriate party to receive the benefit of the contract after the separation is complete.

The Management Services Agreement also contains standard indemnification, confidentiality, and cooperation provisions.

Joliette Plant Lease

In connection with the Separation, we, through Strong Entertainment Subco, intend to enter into the Joliette Plant Lease with Strong/MDI, effective upon the consummation of the Separation and this offering, pursuant to which Strong Entertainment Subco will lease the Joliette Plant on a long-term basis. The Joliette plant includes the building (including all constructions, additions, improvements and modifications) and all of the land associated with that property.

The Joliette Plant Lease will be a fifteen (15) year triple net lease, with the option of Strong Entertainment Subco to renew for five (5) consecutive periods of five years each, and a right of first refusal to purchase the Joliette Plant in the event that Strong/MDI wishes to sell the property to a third-party in the future. The base rent for the first five years of the Joliette Plant Lease will be USD$415,000 per year, and will be increased as of the 6th year by 1.5% each year for the duration of the remaining portion of the 15-year lease.

The Joliette Plant Lease will be a triple net lease, which means that the landlord, Strong/MDI, shall not be responsible for any costs, charges, expenses or disbursements in respect of the premises. Under the terms of the lease, Strong Entertainment Subco will be responsible for all such costs, charges, expenses or disbursements, including but not limited to all real estate taxes, utilities costs, repairs, maintenance and improvements, as well as the costs of all permits, licenses and approvals to operate the Joliette Plant.

Costs Incurred in Connection with Initial Public Offering

As of December 31, 2022, we incurred $1.9 million of costs in connection with the initial public offering, of which $0.9 million was paid by FG Group Holdings. During 2022, it was determined we will reimburse FG Group Holdings upon the completion of the initial public offering.

Working Capital Advance to Safehaven 2022

In connection with the production of Safehaven, FG Group Holdings has made working capital advances of $0.6 million to Safehaven 2022. We expect Safehaven 2022 to reimburse the working capital advances in the second half of 2023. Upon reimbursement of the working capital advances from Safehaven 2022, we will then reimburse FG Group Holdings.

Landmark Transaction

Strong Studios acquired, from Landmark, the rights to original feature films and television series, and has been assigned third party rights to content for global multiplatform distribution. In connection with such assignment and purchase, Strong Studios agreed to pay to Landmark approximately $1.7 million in four separate payments, $0.3 million of which was paid by FG Group Holdings upon the closing of the transaction. Strong Studios expects to reimburse FG Group Holdings for the $0.3 million paid to Landmark.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information furnished by current management and others, concerning the beneficial ownership of our Common Shares and our Class B Shares as of the date of this prospectus, of (i) each person who is known to us to be the beneficial owner of more than five percent of our Common Shares or Class B Shares; (ii) all directors and NEOs; and (iii) our directors and executive officers as a group. The percentages below are based on a total of 7,170,000 Common Shares, and 100 Class B Shares outstanding, each, as of the date of this prospectus, assuming the completion of this offering. The totals relating to the ownership percentages following the offering are based on the assumption of the sale of all Common Shares offered in the offering.

The address of each holder listed below, except as otherwise indicated, is c/o Strong Global Entertainment, Inc., 5960 Fairview Road, Suite 275, Charlotte, NC 28210.

	Amount of Beneficial Ownership Prior to Offering (1)				Amount of Beneficial Ownership After Offering (1)(2)
	Class A		Class B (3)		Class A			Class B (3)
Name and Address of Beneficial Owner	Number of Shares	Percentage of Shares	Number of Shares	Percentage of Shares	Number of Shares		Percentage of Shares	Number of Shares	Percentage of Shares
Mark D. Roberson	-	-	-	-	30,000	(4)	*	-	-
Todd R. Major	-	-	-	-	25,000	(4)	*	-	-
Ray F. Boegner	-	-	-	-	25,000	(4)	*	-	-
D. Kyle Cerminara	-	-	-	-	30,000	(4)	*	-	-
Richard E. Govignon Jr	-	-	-	-	20,000	(4)	*	-	-
John W. Struble	-	-	-	-	20,000	(4)	*	-	-
Marsha G. King	-	-	-	-	20,000	(4)	*	-	-
Named Executive Officers and Directors as a Group (seven Persons)	-	-	-	-	170,000		2.4%	-	-
Strong/MDI(5)	1	100%	0	-	6,000,000		83.7%	100	100%

*Less than 1%

(1)	This table is based upon information supplied by officers, directors and principal shareholders and is believed to be accurate. Unless otherwise indicated in the footnotes to this table, we believe that each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Common shares subject to options, warrants, or other conversion privileges currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such option, warrant, or other convertible instrument but are not deemed outstanding for computing the percentage of any other person. Where more than one person has a beneficial ownership interest in the same shares, the sharing of beneficial ownership of these shares is designated in the footnotes to this table. As of the date of this prospectus, the Company had 7,170,000 Common Shares outstanding, assuming the completion of this offering, assuming no exercise of the underwriters’ over-allotment option.

(2)	Assumes that the underwriters do not exercise their over-allotment option.

(3)	Holders of our Class B Shares are not entitled to vote on any other matter (other than as provided by law), other than that, so long as the holder of our Class B Shares continues to hold, directly or indirectly, at least 30% of our issued and outstanding Common Shares, it shall be entitled to elect or appoint at least 50% (rounded up to the nearest whole number) of the total number of our directors. See “Description of Securities—General—Class B Shares.”

(4)	Represents the number of Common Shares underlying the RSUs that will be granted to each of our executive officers and directors upon the completion of this offering, which will immediately vest. This number does not reflect the potential reduction of the Common Shares which may be withheld by us to satisfy our income tax withholding and remittance obligations in connection with any net settlement of the RSUs to be granted to our executive officers.

(5)

As the parent company of Strong/MDI, FG Group Holdings may be deemed to be the indirect beneficial owner of the Common Shares held directly by Strong/MDI, and to share voting and dispositive power with respect to such Common Shares.

DESCRIPTION OF SECURITIES

General

The Company is authorized to issue 150,000,000 Class A Common Voting shares without par value. As at the date of this prospectus, there is one Common Share issued and outstanding as fully paid and non-assessable. In addition, 1,000,000 Common Shares are reserved for issuance pursuant to the Share Compensation Plan. See “Executive and Director Compensation-2023 Share Compensation Plan”.

The Company is authorized to issue 100 Class B Limited Voting shares without par value. As at the date of this prospectus, there are no Class B Shares issued and outstanding. Following the Separation there will be 100 Class B Shares issued and outstanding to Strong/MDI Quebec.

The Company is authorized to issue 150,000,000 preferred shares without par value. As at the date of this prospectus, there are no preferred shares issued and outstanding.

The following is a summary of the material terms of our share capital, as set forth in our Notice of Articles and Articles and any amendments thereto, as the same will be effective at the time of the consummation of this offering, and certain related sections of the BCBCA. The following summary is not a complete description of the share rights associated with our Common Shares, Class B Shares, and preferred shares and is subject to, and is qualified in its entirety by reference to, the provisions of our Notice of Articles and Articles, and any amendments thereto. For more detailed information, please see the forms of our BCBCA Notice of Articles and Articles, and any amendments thereto, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Class A Shares

Holders of our Common Shares are entitled to one vote per share on all matters upon which holders of shares are entitled to vote. Subject to the prior rights of the holders of preferred shares, if any, the holders of our Common Shares are entitled to receive dividends as and when declared by our Board of Directors. See the section entitled “Dividend Policy.” Subject to the prior payment to the holders of preferred shares and Class B Shares, if any, in the event of our liquidation, dissolution or winding-up or other distribution of our assets among our shareholders, the holders of our Common Shares are entitled to share pro rata in the distribution of the balance of our assets. Holders of Common Shares have no pre-emptive or conversion or exchange rights or other subscription rights. There are no redemption, retraction, purchase for cancellation or surrender provisions or sinking or purchase fund provisions applicable to our Common Shares. There is no provision in our Articles, as amended, requiring holders of Common Shares to contribute additional capital, or permitting or restricting the issuance of additional securities or any other material restrictions. The special rights or restrictions attached to the Common Shares are subject to and may be adversely affected by, the rights attached to any series of preferred shares that we may designate in the future.

Class B Shares

Holders of our Class B Shares are, at all times, regardless of the number of Class B Shares held, entitled to (i) elect or appoint at least fifty percent (50%) (rounded up to the nearest whole number) of the total number of our directors (each a “Class B Director”), (ii) remove any Class B Director, and (iii) elect or appoint a director to fill any vacancy left by a Class B Director. No holder of any class or series of shares, other than Class B Shares, are entitled to nominate, elect, remove, or propose to remove, a Class B Director. Holders of our Class B Shares are not entitled to vote on any other matter (other than as provided by law), are not entitled to dividends, are subject to transfer restrictions, and are redeemable and retractable at the price of $1.00 per Class B Share (the “Class B Redemption Amount”) upon certain conditions being met. The Company has an obligation to redeem all of the Class B Shares held by a holder of Class B Shares, upon receipt of notice that such holder has ceased to hold, directly or indirectly, at least thirty percent (30%) of our issued and outstanding Common Shares. On the liquidation, dissolution, or winding-up or other distribution of our assets among our shareholders, holders of Class B Shares are entitled to receive the Class B Redemption Amount for each Class B Share held by them, after which they will not be entitled to share in any further distribution of property or assets of the Company among its shareholders.

The special rights and restrictions attached to the Class B Shares, including the transfer restrictions and right to nominate or elect fifty (50%) percent or a majority of our board, could impede or discourage an acquisition attempt or other transaction that some, or a majority, of shareholders might believe to be in its best interests or in which a shareholder might receive a premium for the Company’s Common Shares over the market price of the Common Shares. Additionally, the issuance of Class B Shares may adversely affect the holders of the Company’s Common Shares by reducing the number of our directors which the holders of our Common Shares are entitled to nominate, elect, or appoint, or subordinating the liquidation rights of the Common Shares. As a result of these or other factors, the issuance of Class B Shares could have an adverse impact on the market price of the Company’s Common Shares.

Preferred Shares

The Company’s Articles and Notice of Articles, each as amended, authorize the Company’s Board to establish one or more series of preferred shares (including convertible preferred shares). Unless required by law or by the NYSE American, the authorized preferred shares will be available for issuance without further action by common shareholders. The Company’s Board may determine, with respect to any series of preferred shares, the powers (including voting powers), preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

●	the designation of the series;
●	the number of shares of the series, which the Company’s Board may, except where otherwise provided in the preferred share designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);
●	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
●	the dates at which dividends, if any, will be payable;
●	the redemption rights and price or prices, if any, for shares of the series;
●	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
●	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;
●	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;
●	restrictions on the issuance of shares of the same series or of any other class or series; and
●	the voting rights, if any, of the holders of the series.

The Company could issue a series of preferred shares that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of a shareholder might believe to be in its best interests or in which a shareholder might receive a premium for the Company’s Common Shares over the market price of the Common Shares. Additionally, the issuance of preferred shares may adversely affect the holders of the Company’s Common Shares by restricting dividends on the Common Shares, diluting the voting power of the Common Shares or subordinating the liquidation rights of the Common Shares. As a result of these or other factors, the issuance of preferred shares could have an adverse impact on the market price of the Company’s Common Shares.

Representative’s Warrants

We have agreed to issue to the Representative, upon the consummation of this offering, warrants to purchase up to an aggregate of 57,500 Common Shares (5% of the Common Shares sold in this offering, including any Common Shares sold upon exercise of the underwriters’ over-allotment option). The Representative’s Warrants are exercisable at a per share price equal to 125% of the public offering price per share in this offering (excluding the over-allotment option). The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, commencing on the six month anniversary of the effective date of the registration statement of which this prospectus is a part and expiring on the date that is five years following the effective date of the registration statement of which this prospectus is a part.

Landmark Warrant

We have agreed to issue to Landmark, no later than 10 days after the consummation of this offering, and subject to execution by Landmark of the Landmark Warrant, including the making of certain representations and agreements as set forth therein, a warrant to purchase up to 150,000 of our Common Shares at an exercise price of the per-share offering price to the public in this offering. The Landmark Warrant will be exercisable at any time or from time to time six months from the date of the consummation of this offering and prior to the third anniversary of the date of issuance of the Landmark Warrant. The Landmark Warrant will provide for certain registration rights and allows for cashless exercise if there is no registration statement covering the Common Shares underlying the warrant within nine months of the warrant issuance date.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Shares and our preferred shares is Broadridge Corporate Issuer Solutions, Inc. The transfer agent’s address is P.O. Box 1342 Brentwood, NY 11717, and its telephone number is 877-830-4936.

Ownership and Exchange Controls

There is no limitation imposed by Canadian law or by our Articles, as amended, on the right of a non-resident to hold or vote our Common Shares, other than discussed below.

Competition Act

Limitations on the ability to acquire and hold our Common Shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition (the “Commissioner”), to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to one year after the acquisition has been substantially completed, to challenge this type of acquisition by seeking a remedial order, including an order to prohibit the acquisition or require divestitures, from the Canadian Competition Tribunal, which may be granted where the Competition Tribunal finds that the acquisition substantially prevents or lessens, or is likely to substantially prevent or lessen, competition.

This legislation also requires any person or persons who intend to acquire more than 20% of our voting shares or, if such person or persons already own more than 20% of our voting shares prior to the acquisition, more than 50% of our voting shares, to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded. Where a notification is required, unless an exemption is available, the legislation prohibits completion of the acquisition until the expiration of the applicable statutory waiting period, unless the Commissioner either waives or terminates such waiting period or issues an advance ruling certificate. The Commissioner’s review of a notifiable transaction for substantive competition law considerations may take longer than the statutory waiting period.

Investment Canada Act

The Investment Canada Act requires each “non-Canadian” (as defined in the Investment Canada Act) who acquires “control” of an existing “Canadian business,” to file a notification in prescribed form with the responsible federal government department or departments not later than 30 days after closing, provided the acquisition of control is not a reviewable transaction under the Investment Canada Act. Subject to certain exemptions, a transaction that is reviewable under the Investment Canada Act may not be implemented until an application for review has been filed and the responsible Minister of the federal cabinet has determined that the investment is likely to be of “net benefit to Canada” taking into account certain factors set out in the Investment Canada Act. Under the Investment Canada Act, an investment in our Common Shares by a non-Canadian who is an investor originating from a country with which Canada has a free trade agreement, including a United States investor, would be reviewable only if it were an investment to acquire control of us pursuant to the Investment Canada Act and our enterprise value (as determined pursuant to the Investment Canada Act and its regulations) was equal to or greater than the amount specified, which is currently CAD$1.565 billion. For most other investors who are not state-owned enterprises the threshold is currently CAD$1.043 billion for 2021.

The Investment Canada Act contains various rules to determine if there has been an acquisition of control. Generally, for purposes of determining whether an investor has acquired control of a corporation by acquiring shares, the following general rules apply, subject to certain exceptions: the acquisition of a majority of the undivided ownership interests in the voting shares of the corporation is deemed to be acquisition of control of that corporation; the acquisition of less than a majority, but one-third or more, of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquirer through the ownership of voting shares; and the acquisition of less than one-third of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is deemed not to be acquisition of control of that corporation.

Under the national-security-review regime in the Investment Canada Act, review on a discretionary basis may also be undertaken by the federal government in respect to a much broader range of investments by a non-Canadian to “acquire, in whole or part, or to establish an entity carrying on all or any part of its operations in Canada.” No financial threshold applies to a national-security review. The relevant test is whether such investment by a non-Canadian could be “injurious to national security.” The responsible ministers have broad discretion to determine whether an investor is a non-Canadian and therefore subject to national-security review. Review on national-security grounds is at the discretion of the responsible ministers, and may occur on a pre- or post-closing basis.

Certain transactions relating to our Common Shares will generally be exempt from the Investment Canada Act, subject to the federal government’s prerogative to conduct a national-security review, including:

●	the acquisition of our Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

●	the acquisition of control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

●	the acquisition of control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through ownership of our Common Shares, remains unchanged.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

This section is a general summary of the material U.S. federal income tax provisions relating to the acquisition, ownership and disposition of Common Shares issued pursuant to this offering. This section does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in Common Shares, nor does it provide any actual representations as to any tax consequences of the acquisition, ownership or disposition of Common Shares.

Because the components of a unit are separable at the option of the holder, the holder of a unit generally should be treated, for U.S. federal income tax purposes, as the owner of the underlying common share, warrant and right components of the unit, as the case may be. As a result, the discussion below of the U.S. federal income tax consequences with respect to actual holders of Common Shares, warrants and rights should also apply to holders of units (as the deemed owners of the underlying Common Shares, warrants and rights that comprise the units).

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of Common Shares who or that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a beneficial owner of Common Shares is not described as a U.S. Holder and is not an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences of the acquisition ownership and disposition of Common Shares applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This discussion is based on the Internal Revenue Code of 1986, as amended, its legislative history, Treasury Regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion assumes that the Common Shares, warrants and rights will trade separately and does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that purchase Common Shares pursuant to this offering and own and hold Common Shares as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the Medicare Tax on net investment income. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;

●	broker-dealers, and traders in securities or foreign currencies;

●	taxpayers that are subject to the mark-to-market accounting rules under Section 475 of the Code;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	expatriates or former long-term residents of the United States;

●	persons that actually or constructively own 5 percent or more of our voting shares;

●	persons that acquired Common Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

●	persons that hold Common Shares as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

●	persons whose functional currency is not the U.S. dollar;

●	controlled foreign corporations;

●	partnerships, S-corporations, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes and any beneficial owners of such entities; or

●	passive foreign investment companies.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of Common Shares. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold Common Shares through such entities. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of Common Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distributions made (or deemed made) by us on our Common Shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of Common Shares will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the descriptions herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON SHARES. IT DOES NOT PROVIDE ANY ACTUAL REPRESENTATIONS AS TO ANY TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON SHARES AND WE HAVE NOT OBTAINED ANY OPINION OF COUNSEL WITH RESPECT TO SUCH TAX CONSEQUENCES. AS A RESULT, EACH PROSPECTIVE INVESTOR IN COMMON SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL NON-INCOME TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Tax Reporting

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including cash) to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement. Each U.S. Holder is urged to consult with its own tax advisor regarding this reporting obligation.

Taxation of Distributions Paid on Common Shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income as dividends the amount of any cash dividend paid on our Common Shares. A cash distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s tax basis in its Common Shares (but not below zero) and, to the extent in excess of such tax basis, will be treated as gain from the sale or exchange of such Common Shares.

With respect to non-corporate U.S. Holders, dividends may be subject to the lower applicable long-term capital gains tax rate (see “— Taxation on the Disposition of Common Shares” below) if our Common Shares are readily tradeable on an established securities market in the United States and certain other requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our Common Shares.

Taxation on the Disposition of Common Shares

Upon a sale or other taxable disposition of our Common Shares, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the Common Shares. A U.S. Holder’s adjusted tax basis in its Common Shares generally will equal the U.S. Holder’s acquisition cost (that is, the portion of the purchase price of a unit allocated to an common share, warrant, or right) reduced by any prior distributions treated as a return of capital.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that under tax law currently in effect, long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at reduced rates. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Common Shares exceeds one year. The deductibility of capital losses is subject to various limitations. U.S. Holders who recognize losses with respect to a disposition of our Common Shares should consult their own tax advisors regarding the tax treatment of such losses.

Passive Foreign Investment Company Rules

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which U.S. Holders hold Common Shares. A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any entity in which it is considered to own at least 25% of the interest by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any entity in which it is considered to own at least 25% of the interest by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Under the income test described above, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by the spending of the cash we raise in any offering, including this offering. We are not currently expected to be treated as a PFIC for U.S. federal income tax purposes following the Separation, but this conclusion is a factual determination made annually and, thus, is subject to change.

Although a determination as to our PFIC status will be made annually, an initial determination we are a PFIC will generally apply for subsequent years to a U.S. Holder who held Common Shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our Common Shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our Common Shares, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. federal income tax return (including extensions) a QEF election and a purging election to recognize under the PFIC rules any gain that the U.S. Holder would otherwise recognize if the U.S. Holder had sold our Common Shares for their fair market value on the “qualification date.” The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held our Common Shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in our Common Shares by the amount of the gain recognized and will also have a new holding period in the Common Shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our Common Shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its Common Shares as long as such shares continue to be treated as marketable shares. Instead, in general, the U.S. Holder will include as ordinary income for each year that we are treated as a PFIC the excess, if any, of the fair market value of its Common Shares at the end of its taxable year over the adjusted basis in its Common Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Common Shares over the fair market value of its Common Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its Common Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the Common Shares in a taxable year in which we are treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) its Common Shares and for which we are treated as a PFIC. Currently, a mark-to-market election may not be made with respect to our warrants or rights.

The mark-to-market election is available only for shares that are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including NYSE American, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our Common Shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there can be no assurance that we will have timely knowledge of the status of any such lower-tier PFIC. In addition, we may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance we will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of Common Shares should consult their own tax advisors concerning the application of the PFIC rules to Common Shares under their particular circumstances.

Non-U.S. Holders

Dividends (including constructive dividends) paid or deemed paid to a Non-U.S. Holder in respect to our Common Shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our Common Shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends (including constructive dividends) and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our Common Shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our Common Shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its Common Shares and whether any gain or loss with respect to such Common Shares is long-term or short-term may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in our Common Shares.

Moreover, backup withholding of U.S. federal income tax, currently at a rate of 24%, generally will apply to dividends paid on our Common Shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our Common Shares by a U.S. Holder (other than an exempt recipient), in each case who:

●	fails to provide an accurate taxpayer identification number;
●	is notified by the IRS that backup withholding is required; or
●	fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

We will withhold all taxes required to be withheld by law from any amounts otherwise payable to any holder of our Common Shares, including tax withholding required by the backup withholding rules. Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the requisite information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF OUR COMMON

SHARES THAT ARE NON-RESIDENT IN CANADA

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”) generally applicable to a beneficial holder of Common Shares who, at all relevant times, for the purposes of the Tax Act, (i) deals at arm’s length with the Company, (ii) is not affiliated with the Company, (iii) holds such Common Shares as capital property, (iv) is neither resident nor deemed to be resident in Canada, (v) does not use or hold, and will not be deemed to use or hold, Common Shares in or in the course of carrying on a business in Canada, and (vi) is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980) (the “Canada-U.S. Tax Convention”), and is a “qualifying person” within the meaning of the Canada-U.S. Tax Convention (each, a “U.S. Resident Holder”). In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. U.S. Resident Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention based on their particular circumstances.

Common shares will generally be considered to be capital property to a U.S. Resident Holder unless the U.S. Resident Holder holds or uses the Common Shares or is deemed to hold or use the Common Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a U.S. Resident Holder (i) that is a “financial institution” for purposes of the mark to market rules contained in the Tax Act; (ii) an interest in which is or would constitute a “tax shelter investment” as defined in the Tax Act; (iii) that is a “specified financial institution” as defined in the Tax Act; (iv) that is a corporation that does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada and that is or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in Section 212.3 of the Tax Act; (v) that reports its “Canadian tax results” in a currency other than Canadian currency, all as defined in the Tax Act; (vi) that is exempt from tax under the Tax Act; or (vii) that has entered into, or will enter into, a “synthetic disposition arrangement” or a “derivative forward agreement” with respect to the Common Shares, as those terms are defined in the Tax Act. Such U.S. Resident Holders should consult their own tax advisors with respect to their holding of Common Shares.

Special considerations, which are not discussed in this summary, may apply to a U.S. Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act). Such U.S. Resident Holders should consult their own advisors.

This summary does not address the deductibility of interest by a U.S. Resident Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Common Shares.

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof, specific proposals to amend the Tax Act and the Regulations (the “Tax Proposals”) which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-U.S. Tax Convention, and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the holding of Common Shares. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular U.S. Resident Holder. U.S. Resident Holders should consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Amounts Determined in Canadian Dollars

Generally, for purposes of the Tax Act, all amounts relating to the Common Shares must be expressed in Canadian dollars, including cost, adjusted cost base, proceeds of disposition, and dividends, and amounts denominated in U.S. dollars must be converted to Canadian dollars using the single daily exchange rate published by the Bank of Canada on the particular date the particular amount arose, or such other rate of exchange as may be accepted by the CRA. U.S. Resident Holders may therefore realize additional income or gain by virtue of changes in foreign exchange rates and are advised to consult with their own tax advisors in this regard. Currency tax issues are not discussed further in this summary.

Dividends of Common Shares

Subject to an applicable international tax treaty or convention, dividends paid or credited, or deemed to be paid or credited, to a non-resident of Canada on the Common Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend. Such rate is generally reduced under the Canada-U.S. Tax Convention to 15% if the beneficial owner of such dividend is a U.S. Resident Holder. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Resident Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. In addition, under the Canada-U.S. Tax Convention, dividends may be exempt from such Canadian withholding tax if paid to certain U.S. Resident Holders that are qualifying religious, scientific, literary, educational, or charitable tax exempt organizations or qualifying trusts, companies, organizations, or arrangements operated exclusively to administer or provide pension, retirement, or employee benefits or benefits for the self-employed under one or more funds or plans established to provide pension or retirement benefits or other employee benefits that are exempt from tax in the United States and that have complied with specific administrative procedures.

Disposition of Common Shares

A U.S. Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such U.S. Resident Holder on a disposition of Common Shares, unless the Common Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the U.S. Resident Holder at the time of the disposition and are not “treaty-protected property” (as defined in the Tax Act) of the U.S. Resident Holder at the time of the disposition.

Generally, as long as the Common Shares are listed on a designated stock exchange (which currently includes the NYSE American) at the time of its disposition, the Common Shares will not constitute taxable Canadian property of a U.S. Resident Holder, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (a) the U.S. Resident Holder, persons with which the U.S. Resident Holder does not deal at arm’s length, partnerships whose members include, either directly or indirectly through one or more partnerships, the U.S. Resident Holder or persons who do not deal at arm’s length with the U.S. Resident Holder, or any combination of them, owned 25% or more of the issued shares of any class or series of shares of the authorized share structure of the Company, and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists). The Tax Act may also deem Common Shares to be taxable Canadian property to a U.S. Resident Holder in certain circumstances.

Even if the Common Shares are considered to be taxable Canadian property to a U.S. Resident Holder, the U.S. Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such U.S. Resident Holder on a disposition of Common Shares if the Common Shares are “treaty-protected property” of the U.S. Resident Holder at the time of the disposition. The Common Shares of such U.S. Resident Holder will generally constitute “treaty-protected property” for purposes of the Tax Act unless the value of the Common Shares is derived principally from real property situated in Canada. For this purpose, “real property” has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and usufruct of real property, rights to explore for or to exploit mineral deposits, sources and other natural resources and rights to amounts computed by reference to the amount or value of production from such resources.

Taxation of Capital Gains and Losses

If the Common Shares are taxable Canadian property of a U.S. Resident Holder and are not treaty-protected property of that U.S. Resident Holder at the time of the disposition, that U.S. Resident Holder will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Common Shares exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such Common Shares immediately before the disposition and any reasonable expenses incurred for the purpose of making the disposition.

Generally, one half of any capital gain (a “taxable capital gain”) realized by a U.S. Resident Holder must be included in the U.S. Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one half of any capital loss incurred by a Resident Holder (an “allowable capital loss”) must generally be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in the three preceding taxation years or carried forward and deducted in any subsequent year against taxable capital gains realized in such years, in the circumstances and to the extent provided in the Tax Act.

U.S. Resident Holders whose Common Shares are taxable Canadian property should consult their own advisors.

SHARES ELIGIBLE FOR FUTURE SALE

There is currently no market for our Common Shares. We cannot predict the effect, if any, that market sales of our Common Shares or the availability of our Common Shares for sale will have on the market price of our Common Shares prevailing from time to time. Sales of substantial amounts of our Common Shares in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

All of the Common Shares distributed hereunder will be freely tradable, except that any Common Shares acquired by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below. Following the closing of the offering and the Separation, and assuming that all of the offered Common Shares are purchased, these affiliates, which consist solely of Strong/MDI, will hold a total of approximately 6,000,000 Common Shares, or approximately 79% of the Common Shares outstanding, which percentage calculation does not take into account the underwriters’ overallotment shares or RSUs to be issued to our directors and officers upon the completion of this offering.

Lock-Up Agreements

Pursuant to “lock-up” agreements, our directors and officers have agreed, for a period of twelve (12) months from the date of this offering, and any other holder of our outstanding Common Shares has agreed, for a period of twelve (12) months from the date of this offering, subject to limited exceptions, without the prior written consent of the Representative, that they will not offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities.

In addition, pursuant to the Underwriting Agreement, we and any of our successors have agreed, for a period of twelve (12) months from the date of the Underwriting Agreement, that each will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (iii) complete any offering of our debt securities, other than entering into a line of credit with a traditional bank; or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our capital stock, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of our capital stock or such other securities, in cash or otherwise.

Share Compensation Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all Common Shares issued or issuable under our Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, Common Shares registered under such registration statements will be available for sale in the open market following the expiration of the applicable lock-up period. We expect that the initial registration statement on Form S-8 will cover approximately 1,000,000 Common Shares. Common Shares issued under our Share Compensation Plan after the effective date of the applicable Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

Canadian Resale Restrictions

Any sale of any of our Common Shares which constitutes a “control distribution” under Canadian securities laws (generally a sale by a person or a group of persons holding more than 20% of our outstanding voting securities) will be subject to restrictions under Canadian securities laws in addition to those restrictions noted above, unless the sale is qualified under a prospectus filed with Canadian securities regulatory authorities, or if prior notice of the sale is filed with the Canadian securities regulatory authorities at least seven (7) days before any sale and there has been compliance with certain other requirements and restrictions regarding the manner of sale, payment of commissions, reporting and availability of current public information about us and compliance with applicable Canadian securities laws.

UNDERWRITING

ThinkEquity LLC, is acting as the representative of the underwriters of this offering, which we refer to as the Representative. Subject to the terms and conditions of an underwriting agreement entered into between the Company and the Representative (the “Underwriting Agreement”), we have agreed to sell to each underwriter named below and each underwriter named below has severally and not jointly agreed to purchase from us, at the public offering price per share less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of Common Shares listed next to its name in the following table:

Underwriter	Number of Common Shares

ThinkEquity LLC

Total

All of the Common Shares to be purchased by the underwriters will be purchased from us.

The Underwriting Agreement provides that the obligations of the underwriters to pay for and accept delivery of the Common Shares offered by this prospectus are subject to various conditions and representations and warranties, including the approval of certain legal matters by their counsel and other conditions specified in the Underwriting Agreement. The Common Shares are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer to the public and to reject orders in whole or in part. The underwriters are obligated to take and pay for all of the Common Shares offered by this prospectus if any such Common Shares are taken.

We expect that delivery of the Common Shares will be made against payment therefor on or about               , 2023. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise.

Over-Allotment Option

We have granted to the underwriters an option, exercisable no later than 45 calendar days after the closing of this offering, to purchase up to an additional 150,000 Common Shares (15% of the Common Shares sold in this offering) from us to cover over-allotments, if any, at a price per share of Common Shares equal to the public offering price, less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If the underwriters exercise this option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the Underwriting Agreement, to purchase these additional Common Shares. If any additional Common Shares are purchased, the underwriters will offer the additional Common Shares on the same terms as those on which the Common Shares are being offered hereby.

Discounts, Commissions and Reimbursement

The Representative has advised us that the underwriters propose to offer the Common Shares to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer Common Shares to securities dealers at that price less a concession of not more than $                  per share. After the initial offering to the public, the public offering price and other selling terms may be changed by the Representative.

The following table summarizes the public offering price, underwriting discounts and commissions and proceeds before expenses to us assuming both no exercise and full exercise by the underwriters of their over-allotment option:

		Per Share	Total Without Over-allotment Option	Total With Over-allotment Option

Public offering price	$
Underwriting discount (7%)	$
Proceeds, before expenses, to us	$

We have paid an expense deposit of $50,000 (the “Advance”) to the Representative, which will be applied against the actual out-of-pocket accountable expenses that will be paid by us to the underwriters in connection with this offering and will be reimbursed to us to the extent not incurred.

We have also agreed to reimburse the Representative for all reasonable and actual accountable expenses incurred by the Representative in connection with this offering up to a maximum of $214,500 in the aggregate, including the fees and expenses of the underwriters’ legal counsel and any expenses incurred by the Representative in conducting its due diligence, including background checks of our officers and directors, less the Advance previously paid to the Representative.

We estimate the expenses of this offering payable by us, not including underwriting commissions, will be approximately $2.4 million.

Representatives’ Warrants

We have agreed to issue to the Representative, upon the closing of this offering, warrants to purchase up to an aggregate of 57,500 Common Shares (5% of the Common Shares sold in this offering, including any Common Shares sold upon exercise of the underwriters’ over-allotment option). The Representative’s Warrants are exercisable at a per share price equal to 125% of the public offering price per share in this offering (excluding the over-allotment option). The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, commencing on the six month anniversary of the effective date of the registration statement of which this prospectus is a part and expiring on the date that is five years following the effective date of the registration statement of which this prospectus is a part.

The Representative’s Warrants are deemed underwriter compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(g)(1). The Representative (or permitted assignees under Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of this offering. In addition, the Representative’s Warrants provide for registration rights upon request, in certain cases. The demand registration right provided will not be greater than five years from the effective date of this offering in compliance with FINRA Rule 5110(f)(2)(G)(iv). The piggyback registration right provided will not be greater than seven years from the effective date of this offering in compliance with FINRA Rule 5110(f)(2)(G)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the Representative’s Warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of Common Shares issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger, or consolidation. However, neither the Representative Warrant exercise price, nor the number of Common Shares underlying such warrants, will be adjusted for issuances of Common Shares by the Company at a price below the exercise price of the Representative’s Warrants.

Lock-up Agreements

Pursuant to “lock-up” agreements, our directors, officers and any holder of our outstanding Common Shares have agreed, for a period of twelve (12) months from the date of this offering, subject to limited exceptions, without the prior written consent of the Representative, that they will not offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities.

In addition, pursuant to the Underwriting Agreement, we and any of our successors have agreed, for a period of twelve (12) months from the date of the Underwriting Agreement, that each will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (iii) complete any offering of our debt securities, other than entering into a line of credit with a traditional bank; or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our capital stock, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of our capital stock or such other securities, in cash or otherwise.

Right of First Refusal

In addition, for a period of twelve (12) months from the date of the closing of this offering, we agreed to grant to the Representative, an irrevocable right of first refusal to act as sole investment banker, sole book-runner and/or sole placement agent, at the Representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings, during such twelve (12) month period for us, or any successor to or any subsidiary of us, on terms agreed to by both us and the Representative. The Representative will have the sole right to determine whether or not any other broker-dealer shall have the right to participate in any such offering and the economic terms of any such participation.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to this offering arising under the Securities Act and the Exchange Act, liabilities arising from breaches of some or all of the representations and warranties contained in the Underwriting Agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Determination of Offering Price

Prior to this offering, there has been no public market for our Common Shares. The public offering price of the securities we are offering was negotiated between us and the Representative. Factors considered in determining the public offering price of the Common Shares include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Other Relationships

From time to time, certain of the underwriters and/or their affiliates have provided, and may in the future provide, various investment banking and other financial services for us for which services they have received and, may in the future receive, customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Common Shares. Specifically, the underwriters may over-allot in connection with this offering by selling more of our Common Shares than are set forth on the cover page of this prospectus. This creates a short position in our Common Shares for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of Common Shares over-allotted by the underwriters is not greater than the number of Common Shares that they may purchase in the over-allotment option. In a naked short position, the number of Common Shares involved is greater than the number of Common Shares in the over-allotment option. To close out a short position, the underwriters may elect to exercise all or part of the over-allotment option. The underwriters may also elect to stabilize the price of our Common Shares or reduce any short position by bidding for, and purchasing, Common Shares in the open market.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing Common Shares in this offering because the underwriter repurchases the Common Shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, Common Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Common Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the national securities exchange on which our Common Shares are traded, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with the offering, the underwriters may engage in passive market making transactions of our Common Shares on NYSE American in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of our Common Shares and extending through the completion of Separation. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on any underwriters’ website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our Common Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or our Common Shares in any jurisdiction where action for that purpose is required. Accordingly, our Common Shares may not be offered or sold, directly or indirectly, and this prospectus or any other offering material or advertisements in connection with our Common Shares may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Offer Restrictions Outside The United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that no offers of securities will be in member states (“Member State”) of the European Economic Area (the “EEA”) other than:

●	to legal entities that are qualified investors as defined in the Prospectus Regulation;

●	to fewer than 150 natural or legal persons (other than qualified investors within the meaning of the Prospectus Regulation) subject to obtaining the prior consent of our company or any underwriter for any such offer; or

●	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of securities shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

This prospectus has been prepared on the basis that any offer of Common Shares in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of Common Shares which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for the Company or any of the Representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case, in relation to such offer. Neither the Company nor the Representatives have authorized, nor do they authorize, the making of any offer of Common Shares in circumstances in which an obligation arises for the Company or the Representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of Common Shares to the public” in relation to any Common Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares to be offered so as to enable an investor to decide to purchase or subscribe the Common Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Regulation in that Member State, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom, no offer of Common Shares which are the subject of the offering has been, or will be made to the public in the United Kingdom, other than:

(a)	to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation (as defined below);

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation) in the United Kingdom subject to obtaining the prior consent of Representatives for any such offer; or

(c)	in any other circumstances falling within section 86 of the FSMA,

provided that no such offer of Common Shares shall require us or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

In the United Kingdom, this prospectus is not a prospectus for the purposes of the UK Prospectus Regulation (as defined below). This prospectus has been prepared on the basis that any offer of Common Shares in the United Kingdom will be made pursuant to an exemption under the UK Prospectus Regulation from the requirement to publish a prospectus for offers of Common Shares. Accordingly any person making or intending to make an offer in the United Kingdom of Common Shares which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for the us or any of the underwriters to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation, in each case, in relation to such offer. Neither us nor the underwriters have authorized, nor do they authorize, the making of any offer of Common Shares in circumstances in which an obligation arises for us or the underwriters to publish or supplement a prospectus for such offer.

For the purposes of this provision, the expression an “offer of Common Shares to the public” in relation to any Common Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares to be offered so as to enable an investor to decide to purchase or subscribe the Common Shares, as the same may be varied in United Kingdom by any measure implementing the UK Prospectus Regulation, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

The communication of prospectus and any other document or materials relating to the issue of the Common Shares offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the Common Shares may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the Common Shares, from or otherwise involving the United Kingdom.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers, or AMF. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to be distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005, or the Prospectus Regulations. The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority, or the ISA, nor have such securities been registered for sale in Israel. The Common Shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa), or CONSOB, pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy, other than:

●	to Italian qualified investors, or Qualified Investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999, or Regulation no. 1197l, as amended; and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No.58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended, or the FIEL, pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission for approval in Portugal and, accordingly, may not be distributed or caused to be distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority.

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by us.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

Canada

The securities may be sold in Canada only to purchasers, purchasing, or deemed to be purchasing, as principal, that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario). Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws. Canadian purchasers should refer to any applicable provisions of the securities legislation of their province or territory for particulars of these rights or consult with a legal advisor.

LEGAL MATTERS

Certain legal matters in connection with the offering relating to U.S. law will be passed upon by Loeb & Loeb LLP, New York, New York. The validity of the issuance of the Common Shares offered hereby and other legal matters in connection with the offering relating to Canadian law will be passed upon by Gowling WLG (Canada) LLP. The underwriters in this offering are being represented by Sullivan & Worcester LLP relating to U.S. law and Tingle Merrett LLP relating to Canadian law.

EXPERTS

The combined financial statements of Strong Global Entertainment as of December 31, 2022 and December 31, 2021 and for each of the two years in the period ended December 31, 2022 included in this registration statement have been so included in reliance on the report of Haskell & White LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed this Registration Statement under the Securities Act with the SEC, for the Common Shares of the Company being sold. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

The Company is subject to the informational requirements of the Exchange Act. In accordance therewith, we file reports, proxy and information statements and other information with the SEC. Such reports, proxy and information statements and other information can be inspected and copied at the address set forth above. We intend to furnish our shareholders with annual reports containing financial statements audited by our independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

As a result of the offering, we will be required to file periodic reports and other information with the SEC. We also maintain an Internet site at www.strong-entertainment.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

You may also contact the Company at 5960 Fairview Road, Suite 275, Charlotte, NC 28210, or via telephone at (704) 471-6784.

Strong Global Entertainment

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors

Strong Global Entertainment, Inc.

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Strong Global Entertainment (the “Company”) as of December 31, 2022 and 2021, the related combined statements of income, comprehensive income, equity, and cash flows for each of the years then ended, and the related notes (collectively, the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the combined financial position of the Company as of December 31, 2022 and 2021, and the combined results of its operations and its cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

Emphasis of Matter – Combined Financial Statements

As discussed in Note 1, the combined financial statements of the Company reflect the business assets, liabilities, revenue and expenses directly attributable to Strong/MDI Screen Systems, Inc. and Strong Technical Services, Inc., which currently operate as an operating segment of FG Group Holdings Inc (formerly Ballantyne Strong, Inc.). The combined financial statements also reflect allocations deemed reasonable by management to present the combined financial position, results of operations, changes in equity and cash flows of the Company on a stand-alone basis and do not necessarily reflect the combined financial position, results of operations, changes in equity and cash flows of the Company in the future or what they would have been had the Company been a separate, stand-alone entity during the periods presented.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Haskell & White LLP
HASKELL & WHITE LLP

We have served as the Company’s auditor since 2021.

Irvine, California
April 10, 2023

F-2

Strong Global Entertainment

Combined Balance Sheets

(In thousands)

	December 31, 2022	December 31, 2021

Assets
Current assets:
Cash and cash equivalents	$3,615	$4,494
Accounts receivable, net	6,148	4,631
Inventories, net	3,389	3,272
Other current assets	4,547	3,266
Total current assets	17,699	15,663
Property, plant and equipment, net	4,607	5,207
Operating lease right-of-use assets	237	299
Finance lease right-of-use assets	606	-
Film and television programming rights, net	1,501	-
Intangible assets, net	6	69
Goodwill	882	942
Other assets	-	19
Total assets	$25,538	$22,199

Liabilities and Equity
Current liabilities:
Accounts payable	$4,106	$3,996
Accrued expenses	4,486	2,683
Payable to FG Group Holdings (Note 15)	1,861	-
Short-term debt	2,510	2,998
Current portion of long-term debt	36	23
Current portion of operating lease obligations	64	63
Current portion of finance lease obligations	105	-
Deferred revenue and customer deposits	1,769	2,557
Total current liabilities	14,937	12,320
Long-term debt, net of current portion	126	105
Operating lease obligations, net of current portion	234	298
Finance lease obligations, net of current portion	502	-
Deferred income taxes	529	655
Other long-term liabilities	6	11
Total liabilities	16,334	13,389

Commitments, contingencies and concentrations (Note 14)

Equity:
Accumulated other comprehensive loss	(5,024)	(3,628)
Net parent investment	14,228	12,438
Total equity	9,204	8,810
Total liabilities and equity	$25,538	$22,199

See accompanying notes to combined financial statements.

F-3

Strong Global Entertainment

Combined Statements of Income

(In thousands)

	Years Ended December 31,
	2022	2021
Net product sales	$30,119	$19,631
Net service revenues	9,748	6,341
Total net revenues	39,867	25,972
Cost of products sold	22,729	14,078
Cost of services	7,592	4,526
Total cost of revenues	30,321	18,604
Gross profit	9,546	7,368
Selling and administrative expenses:
Selling	2,261	1,781
Administrative	5,466	4,387
Total selling and administrative expenses	7,727	6,168
Income from operations	1,819	1,200
Other (expense) income:
Interest expense, net	(134)	(107)
Foreign currency transaction gain (loss)	528	(65)
Other income, net	22	153
Total other income (expense)	416	(19)
Income before income taxes	2,235	1,181
Income tax expense	(535)	(360)
Net income	$1,700	$821

See accompanying notes to combined financial statements.

F-4

Strong Global Entertainment

Combined Statements of Comprehensive Income

(In thousands)

	Years Ended December 31,
	2022	2021
Net income	$1,700	$821
Currency translation adjustment:
Unrealized net change arising during period	(1,396)	201
Total other comprehensive (loss) income	(1,396)	201
Comprehensive income	$304	$1,022

See accompanying notes to combined financial statements.

F-5

Strong Global Entertainment

Combined Statements of Equity

Years Ended December 31, 2022 and 2021

(In thousands)

	Accumulated Other Comprehensive Loss	Net Parent Investment	Total
Balance at December 31, 2020	$(3,829)	$14,461	$10,632
Net income	-	821	821
Net other comprehensive income	201	-	201
Stock-based compensation expense	-	175	175
Net transfer to parent	-	(3,019)	(3,019)
Balance at December 31, 2021	(3,628)	12,438	8,810
Net income	-	1,700	1,700
Net other comprehensive loss	(1,396)	-	(1,396)
Stock-based compensation expense	-	123	123
Net transfer to parent	-	(33)	(33)
Balance at December 31, 2022	$(5,024)	$14,228	$9,204

See accompanying notes to combined financial statements.

F-6

Strong Global Entertainment

Combined Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2022	2021
Cash flows from operating activities:
Net income	$1,700	$821
Adjustments to reconcile net income to net cash provided by operating activities:
Recovery of doubtful accounts	(30)	(263)
Provision for obsolete inventory	49	95
Provision for warranty reserve	299	141
Depreciation and amortization	697	906
Amortization and accretion of operating leases	68	72
Deferred income taxes	(84)	(54)
Stock-based compensation expense	123	175
Changes in operating assets and liabilities:
Accounts receivable	(1,595)	1,221
Inventories	(309)	(1,095)
Current income taxes	500	(54)
Other assets	929	(2,110)
Accounts payable and accrued expenses	(1,363)	3,437
Deferred revenue and customer deposits	(758)	1,637
Operating lease obligations	(69)	(98)
Net cash provided by operating activities	157	4,831

Cash flows from investing activities:
Capital expenditures	(253)	(394)
Acquisition of programming rights	(459)	-
Net cash used in investing activities	(712)	(394)

Cash flows from financing activities:
Principal payments on short-term debt	(305)	(315)
Principal payments on long-term debt	(28)	-
Payments on finance lease obligations	(28)	-
Net cash transferred from (to) parent	292	(3,019)
Net cash used in financing activities	(69)	(3,334)
Effect of exchange rate changes on cash and cash equivalents	70	36
Net (decrease) increase in cash and cash equivalents	(879)	1,139
Cash and cash equivalents at beginning of year	4,494	3,355
Cash and cash equivalents at end of year	$3,615	$4,494

Supplemental disclosure of cash paid for:
Interest	$134	$107
Income taxes	$134	$215

Supplemental disclosure of non-cash investing activities:
Amount payable to Landmark Studio Group in connection with acquisition of projects (Note 7)	$1,345	$-

See accompanying notes to combined financial statements.

F-7

Strong Global Entertainment

Notes to the Combined Financial Statements

1. Business Description and Basis of Presentation

Business Description

Strong Global Entertainment (“Strong Global Entertainment,” or the “Company”) combines the operating assets and liabilities of Strong/MDI Screen Systems, Inc. (“Strong/MDI”), a leading premium screen and projection coatings supplier in the world, Strong Technical Services, Inc. (“STS”), which provides comprehensive managed service offerings with 24/7/365 support nationwide to ensure solution uptime and availability, and Strong Studios, Inc., which develops and produces original feature films and television series and acquires rights to distribute content globally. In March 2022, the Company launched Strong Studios, Inc. (“Strong Studios”) with the goal of expanding its business to include content creation and production of feature films and series. The launch of Strong Studios is intended to further diversify our revenue streams and increase our addressable markets, while leveraging and expanding our existing relationships in the industry.

The Company currently operates as an operating segment of FG Group Holdings Inc. (formerly Ballantyne Strong, Inc.) (“FG Group Holdings”), as discussed in the Basis of Presentation below. On July 29, 2021, GR Group Holdings announced that its board of directors had approved the pursuit of a separation of its Strong Global Entertainment business segment from FG Group Holdings. FG Group Holdings announced that the separation was expected to be effected through an initial public offering (the “Offering”) of newly issued common shares of Strong Global Entertainment, Inc. FG Group Holdings intends to remain the majority shareholder of the subsidiary post-offering.

Effective July 20, 2022, the Company’s Board of Directors approved the relocation of Strong Global Entertainment’s headquarters from 4201 Congress Street, Suite 175, Charlotte, North Carolina, 28209 to 5960 Fairview Road, Suite 275, Charlotte North Carolina, 28210.

Basis of Presentation

The combined financial statements of Strong Global Entertainment have been derived from the consolidated financial statements and accounting records of FG Group Holdings as if Strong Global Entertainment had operated on a stand-alone basis during the periods presented and were prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”). Historically, Strong Global Entertainment was reported as an operating segment within FG Group Holdings’ reportable segments and did not operate as a stand-alone company. Accordingly, FG Group Holdings historically reported the financial position and the related results of operations, cash flows and changes in equity of Strong Global Entertainment as a component of FG Group Holdings’ consolidated financial statements.

The combined financial statements are presented as if Strong Global Entertainment had been carved out of FG Group Holdings for all periods presented. Prior to the completion of the Offering, certain assets and liabilities presented will transfer to Strong Global Entertainment at carry-over (historical cost) basis. Strong/MDI does not intend to transfer the land and manufacturing facility in Quebec, Canada and the 2023 Credit Agreement (as defined in Note 10) to the Company. In connection with the Offering, the Company expects to enter into a long-term lease and will be able to continue to utilize the manufacturing facility.

Cash and cash equivalents are managed through bank accounts legally owned by FG Group Holdings as well as accounts owned by STS and Strong/MDI. Accordingly, cash and cash equivalents held by FG Group Holdings at the corporate level were not attributable to Strong Global Entertainment for any of the periods presented. Only cash amounts in accounts legally owned by entities dedicated to the Strong Global Entertainment business are reflected in the combined balance sheets. FG Group Holdings manages cash on a centralized basis and routinely transferred cash to and from its operating subsidiaries to maintain target cash levels and fund disbursements. Transfers of cash, both to and from FG Group Holdings, are reflected as a component of Net parent investment in the combined balance sheets and as a financing activity on the accompanying combined statements of cash flows.

As the operations that comprise Strong Global Entertainment were not historically held by a single legal entity, total Net parent investment is shown in lieu of equity in the combined financial statements. Balances between Strong Global Entertainment and FG Group Holdings that were not historically cash settled are included in Net parent investment. Net parent investment represents FG Group Holdings’ interest in the recorded net assets of Strong Global Entertainment and represents the cumulative investment by FG Group Holdings in Strong Global Entertainment through the dates presented, inclusive of operating results.

The operating results of Strong Global Entertainment have historically been disclosed as a reportable segment within the consolidated financial statements of FG Group Holdings enabling identification of directly attributable transactional information, functional departments and headcount. The combined balance sheets were primarily derived by reference to one, or a combination, of Strong Global Entertainment transaction-level information, functional department or headcount. Revenue and Cost of revenue were derived from transactional information specific to Strong Global Entertainment products and services. Directly attributable operating expenses were derived from activities relating to Strong Global Entertainment functional departments and headcount. Certain additional costs, including compensation costs for corporate employees, have been allocated from FG Group Holdings. The allocated costs for corporate functions included, but were not limited to, information technology, legal, finance and accounting, human resources, tax, treasury, research and development, sales and marketing activities, shared facilities and other shared services, which are not provided at the Strong Global Entertainment level. These costs were allocated on a basis of revenue, headcount or other measures Strong Global Entertainment has determined as reasonable.

F-8

Strong Global Entertainment employees also historically participated in FG Group Holdings’ stock-based incentive plans, in the form of restricted stock units (“RSUs”) and stock options issued pursuant to FG Group Holdings’ employee stock purchase plan. Stock-based compensation expense has been directly reported by Strong Global Entertainment based on the awards and terms previously granted to FG Group Holdings’ employees.

Allocations for management costs and corporate support services provided to Strong Global Entertainment totaled $0.9 million and $1.1 million for the years ended December 31, 2022 and December 31, 2021, respectively, all of which is included in general and administrative expenses. Strong Global Entertainment expects to incur additional expenses as a stand-alone publicly traded company. It is not practicable to estimate actual costs that would have been incurred had Strong Global Entertainment been a stand-alone company during the periods presented.

The management of Strong Global Entertainment believes the assumptions underlying the combined financial statements, including the assumptions regarding the allocated expenses, reasonably reflect the utilization of services provided, or the benefit received by, Strong Global Entertainment during the periods presented. Nevertheless, the combined financial statements may not be indicative of Strong Global Entertainment’s future performance, do not necessarily include all of the actual expenses that would have been incurred had Strong Global Entertainment been an independent entity during the historical periods and may not reflect the results of operations, financial position, and cash flows had Strong Global Entertainment been a stand-alone company during the periods presented.

During the periods presented in the combined financial statements, the operations of Strong Global Entertainment are included in the consolidated U.S. federal, and certain state and local and foreign income tax returns filed by FG Group Holdings, where applicable. Income tax expense and other income tax related information contained in the combined financial statements are presented on a separate return basis as if Strong Global Entertainment had filed its own tax returns. The income taxes of Strong Global Entertainment as presented in the combined financial statements may not be indicative of the income taxes that Strong Global Entertainment will generate in the future. Additionally, certain tax attributes such as net operating losses or credit carryforwards are presented on a separate return basis, and accordingly, may differ in the future. In jurisdictions where Strong Global Entertainment has been included in the tax returns filed by FG Group Holdings, any income tax receivables resulting from the related income tax provisions have been reflected in the balance sheet within Net parent investment.

Net income per share data has not been presented in the combined financial statements because Strong Global Entertainment did not operate as a separate legal entity with its own capital structure during the periods presented.

The Company’s fiscal year begins on January 1 of the year stated and ends on December 31 of the same year.

The preparation of these combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies

Revenue Recognition

The Company accounts for revenue using the following steps:

●	Identify the contract, or contracts, with a customer;
●	Identify the performance obligations in the contract;
●	Determine the transaction price;
●	Allocate the transaction price to the identified performance obligations; and
●	Recognize revenue when, or as, the Company satisfies the performance obligations.

The Company combines contracts with the same customer into a single contract for accounting purposes when the contracts are entered into at or near the same time and the contracts are negotiated as a single commercial package, consideration in one contract depends on the other contract, or the services are considered a single performance obligation. If an arrangement involves multiple performance obligations, the items are analyzed to determine whether they are distinct, whether the items have value on a standalone basis, and whether there is objective and reliable evidence of their standalone selling price. The total contract transaction price is allocated to the identified performance obligations based upon the relative standalone selling prices of the performance obligations. The standalone selling price is based on an observable price for services sold to other comparable customers, when available, or an estimated selling price using a cost-plus margin approach. The Company estimates the amount of total contract consideration it expects to receive for variable arrangements by determining the most likely amount it expects to earn from the arrangement based on the expected quantities of services it expects to provide and the contractual pricing based on those quantities. The Company only includes a portion of variable consideration in the transaction price when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is subsequently resolved. The Company considers the sensitivity of the estimate, its relationship and experience with the client and variable services being performed, the range of possible revenue amounts and the magnitude of the variable consideration to the overall arrangement.

F-9

As discussed in more detail below, revenue is recognized when a customer obtains control of promised goods or services under the terms of a contract and is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. The Company typically does not have any material extended payment terms, as payment is due at or shortly after the time of the sale. Sales, value-added and other taxes collected concurrently with revenue producing activities are excluded from revenue.

The Company recognizes contract assets or unbilled receivables related to revenue recognized for services completed but not yet invoiced to the clients. Unbilled receivables are recorded as accounts receivable when the Company has an unconditional right to contract consideration. A contract liability is recognized as deferred revenue when the Company invoices clients, or receives cash, in advance of performing the related services under the terms of a contract. Deferred revenue is recognized as revenue when the Company has satisfied the related performance obligation.

The Company defers costs to acquire contracts, including commissions, incentives and payroll taxes, if they are incremental and recoverable costs of obtaining a customer contract with a term exceeding one year. Deferred contract costs are reported within other assets and amortized to selling expense over the contract term, which generally ranges from one to five years. The Company has elected to recognize the incremental costs of obtaining a contract with a term of less than one year as a selling expense when incurred. The Company did not have any deferred contract costs as of December 31, 2022 or December 31, 2021.

Screen system sales

The Company typically recognizes revenue on the sale of its screen systems when control of the screen is transferred to the customer, usually at time of shipment. However, revenue is recognized upon delivery for certain international shipments with longer shipping transit times because control transfers upon customer delivery. The cost of freight and shipping to the customer is recognized in cost of sales at the time of transfer of control to the customer. For contracts that are long-term in nature, the Company believes that the use of the percentage-of-completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues, and contract costs. Under the percentage-of-completion method, revenue is recorded based on the ratio of actual costs incurred to total estimated costs expected to be incurred related to the contract.

Digital equipment sales

The Company recognizes revenue on sales of digital equipment when the control of the equipment is transferred, which occurs at the time of shipment from the Company’s warehouse or drop-shipment from a third party. The Company typically records revenue for drop-shipment orders on a gross basis as the Company (i) is responsible for fulfilling the order, (ii) has inventory risk, (iii) would be the recipient of any returned items and (iv) has discretion over pricing. The cost of freight and shipping to the customer is recognized in cost of sales at the time of transfer of control to the customer.

Field maintenance and monitoring services

The Company sells service contracts that provide maintenance and monitoring services to its customers. These contracts are generally 12 months in length. Revenue related to service contracts is recognized ratably over the term of the agreement.

In addition to selling service contracts, the Company also performs discrete time and materials-based maintenance and repair work for its customers. Revenue related to time and materials-based maintenance and repair work is recognized at the point in time when the performance obligation has been fully satisfied.

Installation services

The Company performs installation services for its customers and recognizes revenue upon completion of the installations.

F-10

Extended warranty sales

The Company sells extended warranties to its customers. Typically, the Company is the primary obligor, and revenue is recognized on a gross basis ratably over the term of the extended warranty.

Cash and Cash Equivalents

All short-term, highly liquid financial instruments are classified as cash equivalents in the combined balance sheets and statements of cash flows. Generally, these instruments have maturities of three months or less from date of purchase. As of December 31, 2022, $0.7 million of the $3.6 million in cash and cash equivalents was in Canada, and the remaining $2.9 million was in the U.S.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company determines the allowance for doubtful accounts based on several factors, including overall customer credit quality, historical write-off experience and a specific analysis that projects the ultimate collectability of the account. As such, these factors may change over time causing the allowance level and bad debt expense to be adjusted accordingly. The accounts receivable balances on the combined balance sheets are net of an allowance for doubtful accounts of $0.3 million and $0.4 million as of December 31, 2022 and 2021, respectively. Past due accounts are written off when our efforts have been unsuccessful in collecting amounts due.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or net realizable value. Inventories include appropriate elements of material, labor and manufacturing overhead. Inventory balances are net of reserves on slow moving or obsolete inventory. The Company reviews its inventory on hand on an item-by-item basis for obsolete or slow moving inventory. The Company’s management considers various factors to estimate each item’s net realizable value including recent sales history, industry trends, customer demand, and technological developments. In instances where net realizable is deemed to be lower than cost, the Company decreases the value of that inventory to the estimated net realizable value.

The following table details a roll-forward of the inventory reserve during 2022 (in thousands):

Business Combinations

The Company uses the acquisition method of accounting for acquired businesses. Under the acquisition method, the financial statements reflect the operations of an acquired business starting from the completion of the acquisition. The assets acquired and liabilities assumed are recorded at their respective estimated fair values at the date of the acquisition. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill. Significant judgment is often required in estimating the fair value of assets acquired, particularly intangible assets. As a result, in the case of significant acquisitions, the Company normally obtains the assistance of third-party valuation specialists in estimating fair values of tangible and intangible assets. The fair value estimates are based on available historical information and on expectations and assumptions about the future, considering the perspective of marketplace participants. While management believes those expectations and assumptions are reasonable, they are inherently uncertain. Unanticipated market or macroeconomic events and circumstances may occur, which could affect the accuracy or validity of the estimates and assumptions.

F-11

Film and Television Programming Rights

Commencing in March 2022, the Company began producing original productions and acquiring rights to films and television programming. Film and television programming rights include the unamortized costs of in-process or in-development content produced or acquired by us. The Company’s capitalized costs include all direct production and financing costs, capitalized interest when applicable, and production overhead. Film and television program rights are stated at the lower of amortized cost or estimated fair value. Fair value is determined using a discounted cash flow methodology with assumptions for cash flows. Key inputs employed in the discounted cash flow methodology include estimates of ultimate revenue (as defined below) and costs, as well as a discount rate. The discount rate utilized in the valuation is based on the weighted average cost of capital of the Company plus a risk premium representing the risk associated with acquiring the film and television programming rights.

The costs of producing content are amortized using the individual-film-forecast method. These costs are amortized based on the ratio of the current period’s revenues to management’s estimated remaining total gross revenues to be earned (“Ultimate Revenue”) as of each reporting date to reflect the most current available information. Management’s judgment is required in estimating Ultimate Revenue and the costs to be incurred throughout the life of each film or television program. Amortization is adjusted when necessary to reflect increases or decreases in forecasted Ultimate Revenues.

For an episodic television series, the period over which Ultimate Revenues are estimated cannot exceed ten years following the date of delivery of the first episode, or, if still in production, five years from the date of delivery of the most recent episode, if later. For films, Ultimate Revenue includes estimates over a period not to exceed ten years following the date of initial release.

Content assets are expected to be predominantly monetized individually and therefore are reviewed at the individual level when an event or change in circumstance indicates a change in the expected usefulness of the content or the fair value may be less than the unamortized cost.

Due to the inherent uncertainties involved in making such estimates of Ultimate Revenues and expenses, these estimates may differ from actual results. In addition, in the normal course of the Company’s business, some films and titles will be more successful or less successful than anticipated. Management regularly reviews and revises, when necessary, its Ultimate Revenue and cost estimates, which may result in a change in the rate of amortization of film costs and participations and residuals and/or a write-down of all or a portion of the unamortized costs of the film or television program to its estimated fair value. An increase in the estimate of Ultimate Revenue will generally result in a lower amortization rate and, therefore, less film and television program amortization expense, while a decrease in the estimate of Ultimate Revenue will generally result in a higher amortization rate and, therefore, higher film and television program amortization expense, and also periodically result in an impairment requiring a write-down of the film cost to the title’s fair value. The Company has not yet incurred any of these write-downs.

An impairment charge would be recorded in the amount by which the unamortized costs exceed the estimated fair value. Estimates of future revenue involve measurement uncertainties and it is therefore possible that reductions in the carrying value of film library costs may be required because of changes in management’s future revenue estimates.

Intangible Assets

The Company’s intangible assets consist primarily of costs incurred to develop or obtain software, as well as costs incurred for upgrades and enhancements resulting in new or enhanced functionality. The Company evaluates its intangible assets for impairment when events or circumstances indicate that the carrying amount of these assets may not be recoverable. Intangible assets with definite lives are amortized over their respective estimated useful lives to their estimated residual values. Significant judgments and assumptions are required in the impairment evaluations and in estimating useful lives.

F-12

Goodwill

Goodwill is not amortized and is tested for impairment at least annually, or whenever events or changes in circumstances indicate the carrying amount of the asset may be impaired. The annual impairment test is performed as of December 31 each year. Significant judgment is involved in determining if an indicator of impairment has occurred. The Company may consider indicators such as deterioration in general economic conditions, adverse changes in the markets in which the reporting unit operates, increases in input costs that have negative effects on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among others. The fair value that could be realized in an actual transaction may differ from that used to evaluate the impairment of goodwill.

The Company may first review for goodwill impairment by assessing qualitative factors to determine whether any impairment may exist. For a reporting unit in which the Company concludes, based on the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount (or if the Company elects to skip the optional qualitative assessment), the Company is required to perform a quantitative impairment test, which includes measuring the fair value of the reporting unit and comparing it to the reporting unit’s carrying amount. If the fair value of a reporting unit exceeds its carrying value, the goodwill of the reporting unit is not impaired. If the carrying value of a reporting unit exceeds its fair value, the Company must record an impairment loss for the amount that the carrying value of the reporting unit, including goodwill, exceeds the fair value of the reporting unit.

Goodwill was recorded in connection with the acquisition of Peintures Elite, Inc. in 2013. A qualitative assessment was performed as of December 31, 2022 and it was determined that no events had occurred that would indicate an impairment was more likely than not.

Property, Plant and Equipment

Significant expenditures for the replacement or expansion of property, plant and equipment are capitalized. Depreciation of property, plant and equipment is provided over the estimated useful lives of the respective assets using the straight-line method. For financial reporting purposes, assets are depreciated over the estimated useful lives of 20 years for buildings and improvements, the lesser of the lease term or the estimated useful life for leasehold improvements, three to ten years for machinery and equipment, seven years for furniture and fixtures and three years for computers and accessories. The Company generally uses accelerated methods of depreciation for income tax purposes. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of property, plant and equipment is based on management’s estimates of future undiscounted cash flows and these estimates may vary due to a number of factors, some of which may be outside of management’s control. To the extent that the Company is unable to achieve management’s forecasts of future income, it may become necessary to record impairment losses for any excess of the net book value of property, plant and equipment over their fair value.

The Company incurs maintenance costs on all of its major equipment. Repair and maintenance costs are expensed as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. The Company uses an estimate of its annual effective rate at each interim period based on the facts and circumstances at the time while the actual effective rate is calculated at year-end. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing whether the deferred tax assets are realizable, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company’s uncertain tax positions are evaluated in a two-step process, whereby 1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and 2) for those tax positions that meet the more likely than not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than fifty percent likely to be realized upon ultimate settlement with the related tax authority. The Company accrues interest and penalties related to uncertain tax positions in the combined statements of operations as income tax expense.

Other Taxes

Sales taxes assessed by governmental authorities, including sales, use and excise taxes, are recorded on a net basis. Such taxes are excluded from revenues and are shown as a liability on the balance sheet until remitted to the appropriate taxing authorities.

F-13

Research and Development

Research and development related costs are charged to operations in the period incurred. Such costs amounted to $0.3 million and $0.2 million for the years ended December 31, 2022 and 2021, respectively, and are included within administrative expenses on the combined statements of income.

Advertising Costs

Advertising and promotional costs are expensed as incurred and amounted to approximately $0.2 million and $0.1 million for the years ended December 31, 2022 and 2021, respectively, and are included within selling expenses on the combined statements of income.

Stock Compensation Plans

The Company’s employees have historically participated in FG Group Holdings’ stock-based compensation plans. Stock-based compensation expense has been allocated to the Company based on the awards and terms previously granted to FG Group Holdings’ employees. The Company measures stock-based compensation at the grant date based on the fair value of the award. The fair value of stock options is estimated using the Black-Scholes option pricing model. Estimated compensation cost relating to RSUs is based on the closing fair market value of FG Group Holdings’ common stock on the date of grant.

The Company recognizes compensation expense for all stock-based payment awards based on estimated fair values on the date of grant. The Company uses the straight-line amortization method over the vesting period of the awards. The Company has historically issued shares upon exercise of stock options or vesting of restricted stock from new stock issuances. The Company estimates the fair value of restricted stock awards based upon the closing market price of the underlying Common Shares on the date of grant. The fair value of stock options granted is calculated using the Black-Scholes option pricing model. No stock-based compensation cost was capitalized as a part of inventory in 2022 and 2021.

Fair Value of Financial and Derivative Instruments

Assets and liabilities measured at fair value are categorized into a fair value hierarchy based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

●	Level 1 —	inputs to the valuation techniques are quoted prices in active markets for identical assets or liabilities
●	Level 2 —	inputs to the valuation techniques are other than quoted prices but are observable for the assets or liabilities, either directly or indirectly
●	Level 3 —	inputs to the valuation techniques are unobservable for the assets or liabilities

The following tables present the Company’s financial assets and liabilities measured at fair value based upon the level within the fair value hierarchy in which the fair value measurements fall, as of December 31, 2022 and 2021.

Fair values measured on a recurring basis at December 31, 2022 (in thousands):

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$3,615	$-	$-	$3,615
Total	$3,615	$-	$-	$3,615

Fair values measured on a recurring basis at December 31, 2021 (in thousands):

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$4,494	$-	$-	$4,494
Total	$4,494	$-	$-	$4,494

F-14

The Company’s short-term debt is recorded at historical cost. The carrying values of all other financial assets and liabilities, including accounts receivable, accounts payable, and short-term debt reported in the combined balance sheets equal or approximate their fair values due to the short-term nature of these instruments.

All non-financial assets that are not recognized or disclosed at fair value in the financial statements on a recurring basis, which include non-financial long-lived assets, are measured at fair value in certain circumstances (for example, when there is evidence of impairment).

Net parent investment

Net parent investment on the combined balance sheets represents FG Group Holdings’ historical investment in Strong Global Entertainment, and the net effect of transactions with, and allocations from, FG Group Holdings.

Foreign Currency Translation

For Strong/MDI, the environment in which the business conducts operations is considered the functional currency, generally the local currency, which is the Canadian dollar. The assets and liabilities of Strong/MDI are translated into the United States dollar at the foreign exchange rates in effect at the end of the period. Revenue and expenses of Strong/MDI are translated using an average of the foreign exchange rates in effect during the period. Translation adjustments are not included in determining net earnings but are presented in comprehensive loss within the combined statements of comprehensive income. Transaction gains and losses that arise from foreign exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the combined statements of income as incurred. If the Company disposes of its investment in a foreign entity, any gain or loss on currency translation balance recorded in accumulated other comprehensive income would be recognized as part of the gain or loss on disposition.

Warranty Reserves

In most instances, digital products sold to customers are covered by the manufacturing firm’s warranty; however, for certain customers, the Company may grant warranties in excess of the manufacturer’s warranty. In addition, the Company provides warranty coverage on screens it manufactures. The Company accrues for these costs at the time of sale. The following table summarizes warranty activity for the years ended December 31 (in thousands):

	2022	2021
Warranty accrual at beginning of year	$136	$79
Charged to expense	299	141
Claims, net of recoveries	(117)	(85)
Foreign currency adjustment	(9)	1
Warranty accrual at end of year	$309	$136

Contingencies

The Company accrues for contingencies when its assessments indicate that it is probable that a liability has been incurred and an amount can be reasonably estimated. The Company’s estimates are based on currently available facts and its estimates of the ultimate outcome or resolution. Actual results may differ from the Company’s estimates, resulting in an impact, positive or negative, on earnings.

Recently Issued Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This ASU will require the measurement of all expected credit losses for financial assets, including trade receivables, held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. The guidance was initially effective for the Company for annual reporting periods beginning after December 15, 2019 and interim periods within those fiscal years. In November 2019, the FASB issued ASU 2019-10, “Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates,” which, among other things, defers the effective date of ASU 2016-13 for public filers that are considered smaller reporting companies as defined by the Securities and Exchange Commission to fiscal years beginning after December 15, 2022, including interim periods within those years. The Company believes the adoption of this ASU will not significantly impact its combined results of operations and financial position.

F-15

3. Revenue

The following tables disaggregate the Company’s revenue by major source for the years ended December 31, 2022 and December 31, 2021 (in thousands):

	Year Ended December 31, 2022	Year Ended December 31, 2021
Screen system sales	$12,799	$9,292
Digital equipment sales	13,245	8,264
Extended warranty sales	347	250
Other product sales	3,728	1,825
Total product sales	30,119	19,631
Field maintenance and monitoring services	6,797	5,198
Installation services	1,889	987
Production services	914	-
Other service revenues	148	156
Total service revenues	9,748	6,341
Total	$39,867	$25,972

The following tables disaggregate the Company’s revenue by the timing of transfer of goods or services to the customer for the years ended December 31, 2022 and December 31, 2021 (in thousands):

	Year Ended December 31, 2022	Year Ended December 31, 2021
Point in time	$34,513	$22,304
Over time	5,354	3,668
Total	$39,867	$25,972

At December 31, 2022, the unearned revenue amount associated with maintenance and monitoring services and extended warranty sales in which the Company is the primary obligor was $0.6 million. The Company expects to recognize $0.6 million of unearned revenue amounts during 2023 and immaterial amounts during 2024-2026. The amount expected to be recorded during 2023 includes $0.1 million related to long-term projects that the Company’s uses the percentage-of- completion method to recognize revenue.

4. Inventories

	December 31, 2022	December 31, 2021
Raw materials and components	$1,826	$1,680
Work in process	279	399
Finished goods	1,284	1,193
	$3,389	$3,272

The inventory balances are net of reserves of approximately $0.5 million as of both December 31, 2022 and December 31, 2021, respectively. The inventory reserves primarily related to the Company’s finished goods inventory.

The following table details a roll-forward of the inventory reserve during 2022 (in thousands):

Inventory reserve balance at December 31, 2021	$467
Inventory write-offs during 2022	(59)
Provision for inventory reserve during 2022	49
Reserve adjustments during 2022	29
Inventory reserve balance at December 31, 2022	$486

F-16

5. Other Current Assets

Other current assets include the following (in thousands):

	December 31, 2022	December 31, 2021
Prepaid expenses	$417	$627
Receivable from Safehaven 2022, Inc.	1,625	-
Costs incurred in connection with initial public offering	1,920	882
Unbilled accounts receivable	337	60
Recoverable income taxes	-	542
Employee retention credit receivable	-	1,063
Other	248	92
Total	$4,547	$3,266

6. Property, Plant and Equipment

Property, plant and equipment include the following (in thousands):

	December 31, 2022	December 31, 2021
Land	$48	$51
Buildings and improvements	6,752	6,760
Machinery and other equipment	4,778	4,848
Office furniture and fixtures	675	686
Construction in progress	12	376
Total property, plant and equipment, cost	12,265	12,721
Less: accumulated depreciation	(7,658)	(7,514)
Net property, plant and equipment	$4,607	$5,207

Depreciation expense approximated $0.6 million during each of the years ended December 31, 2022 and December 31, 2021.

7. Film and Television Programming Rights, Net

	December 31, 2022	December 31, 2021
Television series in development	$1,308	$-
Films in development	193	-
Total	$1,501	$-

The Company has not yet commenced amortization of the projects as they were still in development at December 31, 2022.

A rollforward of film and television programming rights, net for the year ended December 31, 2022 is as follows (in thousands):

Balance at December 31, 2021	$-
In-process projects acquired from Landmark	1,670
Warrant to be issued to Landmark	364
Expenditures on in-process projects	459
Reclass from other assets	124
Reclass of reimbursable costs associated with Safehaven	(1,116)
Balance at December 31, 2022	$1,501

On March 3, 2022, Strong Studios acquired, from Landmark Studio Group LLC (“Landmark”), the rights to original feature films and television series, and has been assigned third party rights to content for global multiplatform distribution. The transaction entailed the acquisition of certain projects which are in varying stages of development, none of which have, as yet, produced revenue. In connection with such assignment and purchase, Strong Studios agreed to pay to Landmark approximately $1.7 million in four separate payments, $0.3 million of which was paid upon the closing of the transaction. The $1.7 million acquisition price was allocated to three projects in development, including $1.0 million to Safehaven, $0.3 million to Flagrant and $0.4 million to Shadows in the Vineyard. The Company also agreed to issue to Landmark no later than 10 days after the completion of the initial public offering of Strong Global Entertainment, a warrant to purchase up to 150,000 common shares of Strong Global Entertainment, exercisable for three years beginning six months after the consummation of the initial public offering, at an exercise price equal to the per-share offering price of Strong Global Entertainment’s common shares in the initial public offering (the “Landmark Warrant”). The Landmark Warrant allows for cashless exercise in certain limited circumstances and provides for certain registration rights for such warrant shares. In the event that an initial public offering of the Company does not occur within a specified time, Landmark would have the right to surrender the warrant in exchange for 2.5% ownership in Strong Studios.

F-17

As a condition precedent to entry into the AA Agreement, Strong Studios agreed to enter into distribution agreements for the AA Projects (the “AA Distribution Agreements”) with Screen Media Ventures, LLC (“SMV”). Pursuant to the AA Distribution Agreements, SMV agreed to purchase the global distribution rights to Safehaven for $6.5 million and Flagrant for $2.5 million upon delivery of each project. In January 2023, Strong Studios amended its agreement with SMV resulting in Strong Studios retaining the worldwide global distribution rights for the Flagrant series and releasing SMV from the obligation to purchase the distribution rights for the series.

In accordance with Accounting Standards Codification (“ASC”) 926 Entertainment - Films, costs of acquiring and producing films and television programs are capitalized when incurred. In connection with the transaction, and using the guidance in “Acquisition of Assets Rather than a Business” subsections contained within ASC 805 Business Combinations, the Company allocated the $1.7 million acquisition price to the various projects under development based upon the historical costs incurred by Landmark, which the Company believes approximates fair value. The Company also recorded a liability for the $1.4 million of remaining installment payments it will make to Landmark. Finally, the Company also determined the fair value of the Landmark Warrant and allocated an additional $0.4 million to the various projects under development. The Company will recognize the remaining payment contingencies that may be due to Landmark, which include distribution fees and profit participations that will be incurred following the completion and exploitation of each project, when the contingencies are resolved, and the amounts become payable.

The fair value of the Landmark Warrant was estimated on the date of grant using a Black-Scholes valuation model with the following assumptions:

Expected dividend yield at date of grant	0.00%
Risk-free interest rate	1.7%
Expected stock price volatility	72.9%
Expected life of warrants (in years)	3.0

The Company estimated the expected stock price volatility based on FG Group Holdings’ historical volatility.

During the second quarter of 2022, Safehaven 2022, Inc. (“Safehaven 2022”) was established to manage the production and financing of Safehaven, one of the projects acquired from Landmark. Strong Studios owns 49% of Safehaven 2022 and the remaining 51% is owned by Unbounded Services, LLC (“Unbounded”). No consideration was paid by Strong Studios in exchange for its 49% equity interest in Safehaven 2022. Unbounded also did not contribute any assets or liabilities to Safehaven 2022 and agreed to provide day-to-day management services in exchange for their 51% ownership. Unbounded will also serve as a co-producer on the project. Strong Studios assigned the Landmark distribution agreement to Safehaven 2022, and the Landmark distribution agreement serves as collateral for the production financing at Safehaven 2022. Strong Studios and Unbounded will share profits and losses, if any, from Safehaven 2022 on a pro-rata basis based on their relative ownership percentages.

Strong Studios allocated $1.0 million of the $1.7 cash million acquisition price to Safehaven and incurred an additional $0.1 million of development costs during 2022. Strong Studios transferred the $1.1 million in intellectual property representing the rights and assets related to Safehaven and Safehaven 2022 agreed to reimburse Strong Studios $1.1 million for those costs following payment of any senior secured debt and prior to any profit participations or equity distributions. Safehaven 2022 reimbursed the $0.1 million of development costs incurred by Strong Studios, and the remaining $1.0 million payable to Strong Studios represents an obligation of Safehaven 2022 to Strong Studios and is not contingent on any specific event. Accordingly, the Company has classified the amount due from Safehaven 2022 as a receivable within other current assets on its consolidated balance sheet as of December 31, 2022. Strong Studios expects Safehaven 2022 to reimburse the acquisition cost allocated to the project based on its ultimate expected revenues and profits from the exploitation of the project. Safehaven 2022 will begin to generate revenue and expenses upon delivery of the completed Safehaven series to SMV, which is expected to occur in mid-2023. The $6.5 million minimum guarantee is due and payable to Safehaven 2022 in installments of 25% upon delivery and acceptance, 25% three months thereafter, and the remaining 50% six months thereafter. Upon delivery and acceptance, Safehaven 2022 expects to recognize $6.5 million in initial revenue from the distribution rights and will record cost of sales using the individual-film-forecast method based on the ratio of the current period’s revenues to management’s estimated remaining total gross revenues to be earned. Safehaven 2022 is an equity method holding and the Company will reflect its proportionate share of the net periodic profit and loss of Safehaven 2022 as equity method income (loss) during each reporting period.

F-18

Safehaven 2022 entered into a Loan and Security Agreement with Bank of Hope to provide interim production financing for the Safehaven production, secured by the Landmark distribution agreement. Safehaven 2022 is the sole borrower and guarantor under the loan agreement. As of December 31, 2022, Safehaven 2022 had borrowed $9.4 million under the facility for production costs incurred to that date. Safehaven 2022 has also received working capital advances of $0.6 million from FG Group Holdings. Strong Studios expects Safehaven 2022 to reimburse the working capital advances in the second half of 2023. Upon reimbursement of the working capital advances from Safehaven 2022, Strong Studios will then reimburse FG Group Holdings.

Strong Studios reviewed its ownership in Safehaven 2022 and concluded that it has significant influence, but not a controlling interest, in Safehaven 2022 based on its ownership being less than 50% along with having one of three representatives on the board of managers of Safehaven 2022. Strong Studios also reviewed whether it otherwise had the power to make decisions that significantly impact the economic performance of Safehaven 2022 and concluded that it did not control the entity and is not the primary beneficiary. Accordingly, the Company will apply the equity method of accounting to its equity holding in Safehaven 2022 and will record its proportionate share of the net income/loss resulting from the equity holding as a single line item captioned “equity method holding income (loss)” on its combined statement of operations.

Safehaven 2022 did not record any income or expense during 2022 because all costs incurred by Safehaven 2022 were related to the in-process production and have been capitalized. Upon delivery and acceptance of the project, Safehaven 2022 expects to recognize revenue from the distribution rights and will record cost of sales using the individual-film-forecast method based on the ratio of the current period’s revenues to management’s estimated remaining total gross revenues to be earned. A summary of the balance sheet of Safehaven 2022 as of December 31, 2022, is as follows (in thousands):

Cash	$117
Television programming rights	10,890
Other assets	59
Total assets	$11,066

Accounts payable and accrued liabilities	$25
Due to Strong Studios	1,625
Debt	9,416
Equity	-
Total liabilities and equity	$11,066

F-19

8. Goodwill

The following represents a summary of changes in the Company’s carrying amount of goodwill (in thousands):

Balance as of December 31, 2021	$942
Foreign currency translation adjustment	(60)
Balance as of December 31, 2022	$882

9. Accrued Expenses

The major components of current accrued expenses are as follows (in thousands):

	December 31, 2022	December 31, 2021
Employee-related	$1,283	$1,366
Warranty obligation	309	136
Interest and taxes	294	324
Legal and professional fees	462	473
Film and television programming rights	1,709	-
Other	429	384
Total	$4,486	$2,683

10. Income Taxes and other Taxes

Income before income taxes consists of (in thousands):

	Years Ended December 31,
	2022	2021
United States	$460	$612
Foreign	1,775	569
Total	$2,235	$1,181

F-20

Income tax expense consists of (in thousands):

	Years Ended December 31,
	2022	2021
Federal:
Current	$-	$266
Deferred	-	-
Total	-	266
State:
Current	2	4
Deferred	-	-
Total	2	4
Foreign:
Current	639	163
Deferred	(106)	(73)
Total	533	90
Total	$535	$360

Income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate to pretax income as follows (in thousands):

	Years Ended December 31,
	2022	2021
Expected federal income tax provision	$469	$248
State income taxes, net of federal benefit	37	3
Foreign tax rate differential	99	31
Change in state tax rate	(136)	3
Change in valuation allowance	(91)	120
Permanent items	155	(52)
Return to provision	5	14
Other	(3)	(7)
Total	$535	$360

F-21

Deferred tax assets and liabilities were comprised of the following (in thousands):

	December 31, 2022	December 31, 2021
Deferred tax assets:
Deferred revenue	$118	$109
Compensation-related accruals	118	154
Inventory reserves	139	173
Warranty reserves	82	35
Uncollectible receivable reserves	50	75
Net operating losses	594	23
Fair value adjustment to notes receivable	-	571
Other	80	51
Total deferred tax assets	1,181	1,191
Valuation allowance	(1,084)	(1,174)
Net deferred tax assets after valuation allowance	97	17
Deferred tax liabilities:
Depreciation and amortization	(626)	(672)
Total deferred tax liabilities	(626)	(672)
Net deferred tax liability	$(529)	$(655)

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. The Company considers the scheduled reversal of taxable temporary differences, projected future taxable income and tax planning strategies in making this assessment. A cumulative loss in a particular jurisdiction in recent years is a significant piece of negative evidence with respect to the realizability that is difficult to overcome. Based on the available objective evidence including recent updates to the taxing jurisdictions generating income, the Company concluded that a valuation allowance of $1.1 million and $1.2 million should be recorded against the Company’s U.S. tax jurisdiction deferred tax assets as of December 31, 2022 and 2021, respectively. The overall change in valuation allowance was $0.1 million.

As a result of the Tax Cuts and Jobs Act of 2017, all Federal net operating losses that are generated beginning January 1, 2018 and beyond will carryforward indefinitely. Under The Coronavirus Aid, Relief, and Economic Security Act CARES Act (the “CARES Act”), which was enacted in March 2020, a net operating loss from a tax year beginning in 2018, 2019, or 2020 can be carried back five years. Using the separate-return method, the Company does not have any gross net operating loss carryforwards for Federal tax purposes for years prior to 2020. A net operating loss was generated during the year ended December 31, 2020. However, this net operating loss is presumed to be carried back to the 2015 and 2016 tax years to offset prior taxable income, resulting in a current tax benefit in 2020.

The CARES Act made significant changes to Federal tax laws, including certain changes that were retroactive to the 2019 tax year. Changes in tax laws are accounted for in the period of enactment and the retroactive effects are recognized in these financial statements. There were no material income tax consequences of this enacted legislation on the reporting period of these financial statements.

The Consolidated Appropriations Act extended and expanded the availability of the CARES Act employee retention credit through June 30, 2021. Subsequently, the American Rescue Plan Act of 2021 (“ARP Act”), enacted on March 11, 2021, extended and expanded the availability of the employee retention credit through December 31, 2021, however, certain provisions apply only after December 31, 2020. This new legislation expanded the group of qualifying businesses to include businesses with fewer than 500 employees and those who previously qualified for the Paycheck Protection Program (the “PPP Loan”). The employee retention credit is calculated to be equal to 70% of qualified wages paid to employees after December 31, 2020, and before January 1, 2022. During calendar year 2021, a maximum of $10,000 in qualified wages for each employee per qualifying calendar quarter may be counted in determining the 70% credit. Therefore, the maximum tax credit that can be claimed by an eligible employer is $7,000 per employee per qualifying calendar quarter of 2021. The Company has determined that the qualifications for the credit were met in the first, second and third quarters of 2021. During the nine months ended September 30, 2021, the Company applied for total refunds of $1.6 million of payroll taxes previously paid and recognized a corresponding reduction in compensation expenses. Of the $1.6 million, $1.3 million was recorded within cost of services and $0.3 million was recorded within selling and administrative expenses during the nine months ended September 30, 2021. The Infrastructure Investment and Jobs Act was signed into law November 15, 2021, and ended the availability of the employee retention credit for the fourth quarter of 2021.

The Company is subject to possible examinations not yet initiated for Federal purposes for the fiscal years 2019 through 2021. In most cases, the Company has examinations open for foreign, state, or local jurisdictions based on the particular jurisdiction’s statute of limitations.

Estimated amounts related to underpayment of income taxes, including interest and penalties, are classified as a component of income tax expense in the combined statements of income and were not material for the years ended December 31, 2022 and 2021. Amounts accrued for estimated underpayment of income taxes were zero as of December 31, 2022 and 2021.

F-22

11. Debt

The Company’s short-term and long-term debt consists of the following (in thousands):

	December 31, 2022	December 31, 2021
Short-term debt:
Strong/MDI 20-year installment loan	$2,289	$2,682
Strong/MDI 5-year equipment loan	221	316
Strong/MDI revolving credit facility	-	-
Total short-term debt	$2,510	$2,998
Long-term debt:
Tenant improvement loan	$162	$128
Less: current portion	(36)	(23)
Long-term debt, net of current portion	$126	$105

Strong/MDI Installment Loans

On September 5, 2017, the Company’s Canadian subsidiary, Strong/MDI, entered into a demand credit agreement, as amended and restated May 15, 2018, with a bank consisting of a revolving line of credit for up to CAD$3.5 million, subject to a borrowing base requirement, a 20-year installment loan for up to CAD$6.0 million and a 5-year installment loan for up to CAD$0.5 million. On June 7, 2021, Strong/MDI entered into a demand credit agreement (the “2021 Credit Agreement”), which amended and restated the demand credit agreement dated as of September 5, 2017. The 2021 credit agreement consists of a revolving line of credit for up to CAD$2.0 million subject to a borrowing base requirement, a 20- year installment loan for up to CAD$5.1 million and a 5-year installment loan for up to CAD$0.5 million. Amounts outstanding under the line of credit are payable on demand and bear interest at the prime rate established by the lender. Amounts outstanding under the installment loans bear interest at the lender’s prime rate plus 0.5% and are payable in monthly installments, including interest, over their respective borrowing periods. The lender may also demand repayment of the installment loans at any time. The Strong/MDI credit facilities are secured by a lien on Strong/MDI’s Quebec, Canada facility and substantially all of Strong/MDI’s assets. The 2021 Credit Agreement requires Strong/MDI to maintain a ratio of liabilities to “effective equity” (tangible stockholders’ equity, less amounts receivable from affiliates and equity method holdings) not exceeding 2.5 to 1, a current ratio (excluding amounts due from related parties) of at least 1.3 to 1 and minimum “effective equity” of CAD$4.0 million. As of December 31, 2022, there was CAD$3.1 million, or approximately $2.3 million, of principal outstanding on the 20-year installment loan, which bears variable interest at 6.95%. As of December 31, 2022, there was CAD$0.3 million, or approximately $0.2 million, of principal outstanding on the 5-year installment loan, which also bears variable interest at 6.95%. Strong/MDI was in compliance with its debt covenants as of December 31, 2022.

In January 2023, Strong/MDI entered into a demand credit agreement (the “2023 Credit Agreement”), which amended and restated the 2021 Credit Agreement. The 2023 Credit Agreement consists of a revolving line of credit for up to CAD$5.0 million and a 20-year installment loan for up to CAD$3.1 million. Under the 2023 Credit Agreement: (i) the amount outstanding under the line of credit is payable on demand and bears interest at the lender’s prime rate plus 1.0% and (ii) the amount outstanding under the installment loan bears interest at the lender’s prime rate plus 0.5% and is payable in monthly installments, including interest, over their respective borrowing periods. The lender may also demand repayment of the installment loan at any time. The 2023 Credit Agreement is secured by a lien on Strong/MDI’s Quebec, Canada facility and substantially all of Strong/MDI’s assets. The 2023 Credit Agreement requires Strong/MDI to maintain a ratio of liabilities to “effective equity” (tangible stockholders’ equity, less amounts receivable from affiliates and equity holdings) not exceeding 2.5 to 1 and a fixed charge coverage ratio of not less than 1.1 times earnings before interest, income taxes, depreciation and amortization.

Tenant Improvement Loan

During the fourth quarter of 2021, the Company entered into a lease for a combined office and warehouse in Omaha, Nebraska. The Company incurred total costs of approximately $0.4 million to complete the build-out of the new combined office and warehouse facility. The landlord has agreed to fund approximately 50% of the build-out costs, and the Company is required to repay the portion funded by the landlord in equal monthly installments through the end of the initial lease term in February 2027. Through the end of 2021, the Company incurred approximately $0.2 million of total costs to build out the facility, of which approximately $0.1 million was funded by the landlord. The Company completed the build-out during the first quarter of 2022 and incurred an additional $0.2 million of total costs to complete the build-out, of which approximately $0.1 million was funded by the landlord.

12. Compensation and Benefit Plans

Retirement Plan

FG Group Holdings sponsors a defined contribution 401(k) plan (the “401(k) Plan”) for all eligible employees in the United States. Pursuant to the provisions of the 401(k) Plan, employees may defer up to 100% of their compensation subject to the IRS annual limits. FG Group Holdings matches 50% of the amount deferred up to 6% of their compensation. The contributions made to the 401(k) Plan by FG Group Holdings were approximately $0.2 million and $0.1 million during the years ended December 31, 2022 and 2021, respectively. The employees of the Company will continue to participate in FG Group Holdings’ plans after the planned separation from FG Group Holdings.

13. Leases

The Company leases office and warehouse facilities and equipment under operating and finance leases expiring through February 2027. The Company determines if a contract is or contains a lease at inception or modification of a contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. Control over the use of the identified asset means the lessee has both (a) the right to obtain substantially all of the economic benefits from the use of the asset and (b) the right to direct the use of the asset.

Right-of-use assets and liabilities are recognized based on the present value of future minimum lease payments over the expected lease term at commencement date. Certain of the leases contain extension options; however, the Company has not included such options as part of its right-of-use assets and lease liabilities because it does not expect to extend the leases. The Company measures and records a right-of-use asset and lease liability based on the discount rate implicit in the lease, if known. In cases where the discount rate implicit in the lease is not known, the Company measures the right-of-use assets and lease liabilities using a discount rate equal to the Company’s estimated incremental borrowing rate for loans with similar collateral and duration.

F-23

The Company elected to not apply the recognition requirements of Topic 842 to leases of all classes of underlying assets that, at the commencement date, have a lease term of 12 months or less and do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. Instead, lease payments for such short-term leases are recognized in operations on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

The Company elected, as a lessee, for all classes of underlying assets, to not separate nonlease components from lease components and instead to account for each separate lease component and the nonlease components associated with that lease component as a single lease component.

The following tables present the Company’s lease costs and other lease information (dollars in thousands):

Lease cost	Year Ended
	December 31, 2022	December 31, 2021
Finance lease cost:
Amortization of right-of-use assets	$30	$4
Interest on lease liabilities	9	-
Operating lease cost	96	99
Short-term lease cost	53	56
Net lease cost	$188	$159

Other information	Year Ended
	December 31, 2022	December 31, 2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$9	$-
Operating cash flows from operating leases	$78	$98
Financing cash flows from finance leases	$30	$4
Right-of-use assets obtained in exchange for new finance lease liabilities	$635	$-
Right-of-use assets obtained in exchange for new operating lease liabilities	$-	$291

As of December 31, 2022
Weighted-average remaining lease term - finance leases (years)	1.7
Weighted-average remaining lease term - operating leases (years)	4.2
Weighted-average discount rate - finance leases	4.8%
Weighted-average discount rate - operating leases	4.5%

The following table presents a maturity analysis of the Company’s operating lease liabilities as of December 31, 2022 (in thousands):

	Operating Leases	Finance Leases
2023	$76	$154
2024	78	154
2025	79	388
2026	81	-
2027	14	-
Thereafter	-	-
Total lease payments	328	696
Less: Amount representing interest	(30)	(89)
Present value of lease payments	298	607
Less: Current maturities	(64)	(105)
Lease obligations, net of current portion	$234	$502

F-24

14. Commitments, Contingencies and Concentrations

Concentrations

The Company’s top ten customers accounted for approximately 51% and 39% of 2022 and 2021 combined net revenues. Trade accounts receivable from these customers represented approximately 69% and 29% of net combined receivables at December 31, 2022 and December 31, 2021, respectively. None of the Company’s customers accounted for more than 10% of its combined net revenues during 2022, and two customers accounted for more than 10% of the Company’s net combined receivables as of December 31, 2022. None of the Company’s customers accounted for more than 10% of its combined net revenues during 2021, and one customer accounted for more than 10% of its net combined receivables as of December 31, 2021. While the Company believes its relationships with such customers are stable, most arrangements are made by purchase order and are terminable at will by either party. A significant decrease or interruption in business from the Company’s significant customers could have a material adverse effect on the Company’s business, financial condition and results of operations. The Company could also be adversely affected by such factors as changes in foreign currency rates and weak economic and political conditions in each of the countries in which the Company sells its products.

Litigation

The Company is involved, from time to time, in certain legal disputes in the ordinary course of business. No such disputes, individually or in the aggregate, are expected to have a material effect on the Company’s business or financial condition.

The Company and certain of its subsidiaries are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. A majority of the cases involve product liability claims based principally on allegations of past distribution of commercial lighting products containing wiring that may have contained asbestos. Each case names dozens of corporate defendants in addition to FG Group Holdings. In our experience, a large percentage of these types of claims have never been substantiated and have been dismissed by the courts. FG Group Holdings has not suffered any adverse verdict in a trial court proceeding related to asbestos claims and intends to continue to defend these lawsuits. The Company has agreed to indemnify FG Group Holdings for future losses, if any, related to current product liability or personal injury claims arising out of products sold or distributed in the U.S. by the operations of the businesses being transferred to the Company in the Separation, up to an aggregate amount not to exceed $250,000 per year as well as to indemnify FG Group Holdings for all expenses (including legal fees) related to the defense of such claims. During 2021, the Company recorded a loss contingency reserve of approximately $0.3 million, which represented the Company’s estimate of its potential losses related to the settlement of open cases. As of December 31, 2022, the Company has a loss contingency reserve of approximately $0.2 million, which represents the Company’s estimate of its potential losses related to the settlement of open cases. During 2022 and the first quarter of 2023, the Company settled three cases, which resulted in payments totaling $53 thousand. When appropriate, FG Group Holdings may settle additional claims in the future. The Company does not expect the resolution of these cases to have a material adverse effect on its consolidated financial condition, results of operations or cash flows.

15. Related Party Transactions

Related Party Transactions

Immediately prior to the completion of the Offering, the Company and FG Group Holdings intend to enter into a management services agreement that will provide a framework for our ongoing relationship with FG Group Holdings, whereby FG Group Holdings will provide certain services to us, such as information technology, legal, finance and accounting, human resources, tax, treasury, and other services. Pursuant to the Management Services Agreement, FG Group Holdings will charge us a fee that is based on its actual costs for those services in the future (with mark-up, if necessary, to comply with applicable transfer pricing principles under Canadian and U.S. tax regulations).

F-25

Allocation of Corporate Expenses

The operating results of Strong Global Entertainment have historically been disclosed as a reportable segment within the consolidated financial statements of FG Group Holdings enabling identification of directly attributable transactional information, functional departments and headcount. The combined balance sheet was primarily derived by reference to one of, or a combination of, Strong Global Entertainment transaction-level information, functional department or headcount. Revenue and Cost of revenue were derived from transactional information specific to Strong Global Entertainment products and services. Directly attributable operating expenses were derived from activities relating to Strong Global Entertainment functional departments and headcount. Certain additional costs, including compensation costs for corporate employees, have been allocated from FG Group Holdings. The allocated costs for corporate functions included, but were not limited to, executive management, information technology, legal, finance and accounting, human resources, tax, treasury, research and development, sales and marketing activities, shared facilities and other shared services, which are not provided at the Strong Global Entertainment level. These costs were allocated on a basis of revenue, headcount or other measures Strong Global Entertainment has determined as reasonable.

The combined statements of income of the Company reflect allocations of general corporate expenses from FG Group Holdings including expenses related to corporate services, such as executive management, information technology, legal, finance and accounting, human resources, tax, treasury, research and development, sales and marketing, shared facilities and other shared services. These costs were allocated based on a basis of revenue, headcount, or other measures the Company has determined as reasonable. These allocations are primarily reflected within operating expenses in the combined statements of income. The amount of these allocations from FG Group Holdings for each of the years ended December 31, 2022 and December 31, 2021 was $0.9 million and $1.1 million, respectively, all of which related to general and administrative expenses. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to, or the benefit received by, the Company during the periods presented.

Costs Incurred in Connection with Initial Public Offering

As of December 31, 2022, the Company incurred $1.9 million of costs in connection with the initial public offering, of which $0.9 million was paid by FG Group Holdings. During 2022, it was determined the Company will reimburse FG Group Holdings upon the completion of the initial public offering. Accordingly, the Company has recorded the $0.9 million within Payable to FG Group Holdings on the combined balance sheet as of December 31, 2022.

Working Capital Advance to Safehaven 2022

As discussed in Note 7, Safehaven 2022 has received working capital advances of $0.6 million from FG Group Holdings. Strong Studios expects Safehaven 2022 to reimburse the working capital advances in the second half of 2023. Upon reimbursement of the working capital advances from Safehaven 2022, Strong Studios will then reimburse FG Group Holdings. Accordingly, the Company has recorded (i) the $0.6 million receivable from Safehaven 2022 related to the working capital advance within Other current assets and (ii) the subsequent reimbursement to FG Group Holdings within Payable to FG Group Holdings on the combined balance sheet as of December 31, 2022.

Landmark Transaction

As discussed in Note 7, Strong Studios acquired, from Landmark, the rights to original feature films and television series, and has been assigned third party rights to content for global multiplatform distribution. In connection with such assignment and purchase, Strong Studios agreed to pay to Landmark approximately $1.7 million in four separate payments, $0.3 million of which was paid by FG Group Holdings upon the closing of the transaction. Strong Studios expects to reimburse FG Group Holdings for the $0.3 million paid to Landmark. Accordingly, the Company has recorded the $0.3 million within Payable to FG Group Holdings on the combined balance sheet as of December 31, 2022.

F-26

1,000,000 Class A Common Voting Shares

Strong Global Entertainment, Inc.

PRELIMINARY PROSPECTUS

ThinkEquity

, 2023

Through and including                   , 2023 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts, expenses and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee, the FINRA filing fee and the NYSE American listing fee.

SEC registration fee	$673
FINRA filing fee	$1,416
NYSE American listing fee	$50,000
Accounting fees and expenses	$751,254	*
Legal fees and expenses	$1,278,394	*
Transfer agent’s and registrar’s fees and expenses	$15,900	*
Printing and engraving expenses	$5,000	*
Miscellaneous fees	$7,363	*
Total	$2,110,000	*

*Estimated

Item 14. Indemnification of Directors and Officers

The corporate laws of British Columbia allow the Registrant to indemnify its directors and officers or former directors and officers and its corporate Articles, as amended (the “Registrant’s Articles”), require the Registrant (subject to the provisions of the BCBCA noted below), to indemnify its directors, former directors, alternate directors and their heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Registrant must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Registrant on the terms of the indemnity contained in the Registrant’s Articles, as amended.

For the purposes of such an indemnification pursuant to the Registrant’s Articles:

○	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding; and

○	“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternative director of the Registrant (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternative director:

(1)	is or may be joined as a party, or

(2)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

In addition, under the BCBCA, the Registrant may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party (which pursuant to the provisions of the BCBCA includes directors, former directors, officers and former officers) in respect of that proceeding, provided that the Registrant first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by the restrictions noted below, the eligible party will repay the amounts advanced.

Notwithstanding the provisions of the Registrant’s Articles, as amended, noted above, under the BCBCA the Registrant must not indemnify an eligible party or pay the expenses of an eligible party, if any of the following circumstances apply:

(1) if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the company was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(2) if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the company is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(3) if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation, as the case may be;

(4) in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

In addition, if an eligible proceeding is brought against an eligible party by or on behalf of the Registrant or by or on behalf of an associated corporation, the Registrant must not do either of the following:

(1) indemnify the eligible party under section 160(a) of the BCBCA in respect of the proceeding; or

(2) pay the expenses of the eligible party in respect of the proceeding.

Notwithstanding any of the foregoing, and whether or not payment of expenses or indemnification has been sought, authorized or declined under the BCBCA or the Registrant’s Articles, on the application of the Registrant or an eligible party, the Supreme Court of British Columbia may do one or more of the following:

(1) order a company to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;

(2) order a company to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

(3) order the enforcement of, or any payment under, an agreement of indemnification entered into by a company;

(4) order a company to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under this section;

(5) make any other order the court considers appropriate.

The Registrant intends to enter into indemnification agreements with each of its directors and officers. The indemnification agreements will provide the directors and officers with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the Registrant’s Articles, as amended, and the BCBCA, subject to certain exceptions contained in those agreements.

II-1

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provisions or otherwise as a matter of law.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this registration statement provides for indemnification under certain conditions of us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

None.

Item 16. Exhibits

(a) Exhibits.

The following list describes the exhibits filed as part of this registration statement:

EXHIBIT
NUMBER	DESCRIPTION OF DOCUMENT
1.1*	Form of Underwriting Agreement by and among Strong Global Entertainment, Inc., FG Group Holdings Inc., Strong/MDI Screen Systems, Inc. and ThinkEquity LLC.
3.1*	Notice of Articles of Registrant, dated April 5, 2022.
3.2*	Articles of Registrant, dated April 5, 2022.
4.1*	Specimen Class A Common Voting Share Certificate.
4.2*	Form of Representative’s Warrant (included in Exhibit 1.1).
5.1	Opinion of Gowling WLG (Canada) LLP.
5.2*	Opinion of Loeb & Loeb LLP.
10.1*	Authorized Reseller Agreement, dated as of January 21, 2010, between Ballantyne Strong, Inc. and NEC Display Solutions of America, Inc.
10.2*†	Demand Credit Agreement, dated as of January 13, 2023, between Canadian Imperial Bank of Commerce and Strong/MDI Screen Systems Inc.
10.3*	Form of Indemnity Agreement between Registrant and its officers and directors.
10.4†	Form of Master Asset Purchase Agreement between Strong/MDI Screen Systems, Inc., a company existing under the laws of Quebec and Strong/MDI Screen Systems Inc., a company incorporated under the laws of British Columbia.
10.5*	Form of Confirmatory of Ownership Assignment of Intellectual Property between Strong/MDI Screen Systems, Inc., a company existing under the laws of Quebec and Strong/MDI Screen Systems Inc., a company incorporated under the laws of British Columbia
10.6*†	Form of FG Group Holdings Asset Transfer Agreement between FG Group Holdings Inc. and Strong Technical Services, Inc.
10.7*	Form of Patent Assignment between FG Group Holdings Inc., and Strong Technical Services, Inc.
10.8*†	Form of Management Services Agreement by and between FG Group Holdings Inc. and Strong Global Entertainment Inc.
10.9	Form of Lease Agreement between Strong/MDI Screen Systems, Inc. and Strong/MDI Screen Systems, Inc.
10.10+	2023 Share Compensation Plan.
10.11*+	Form of Employment Agreement between Strong Technical Services, Inc. and Mark D. Roberson.
10.12*+	Form of Employment Agreement between Strong Technical Services, Inc. and Todd R. Major.
10.13*+	Form of Employment Agreement between Strong Technical Services, Inc. and Ray F. Boegner.
10.14*	Assignment and Attachment Agreement, dated as of March 3, 2022, between Strong Studios, Inc. and Landmark Studio Group, LLC.
10.15	Amendment #1 to Demand Credit Agreement, dated as of January 13, 2023, between Canadian Imperial Bank of Commerce and Strong/MDI Screen Systems Inc., dated May 8, 2023.
14.1*	Code of Business Conduct and Ethics.
21.1*	List of Subsidiaries of Registrant.
23.1	Consent of Gowling WLG (Canada) LLP (included in Exhibit 5.1).
23.2*	Consent of Loeb & Loeb LLP (included in Exhibit 5.2).
23.3	Consent of Haskell & White LLP.
24*	Power of Attorney.
107	Filing Fee Table.

+ Indicates management contract or compensatory plan.

† Exhibits and schedules to this Exhibit have been omitted pursuant to Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

* Filed previously.

(b) Financial Statement Schedules.

See index to financial statements on page F-1. All schedules have been omitted because they are not required or are not applicable.

II-2

Item 17. Undertakings

The undersigned registrant hereby undertakes to:

(1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i)	Include any prospectus required by Section 10(a)(3) of the Securities Act, as amended;

(ii)	Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For purposes of determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time it was declared effective.

(5) For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

1.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to the Rule 424;

2.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

3.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

4.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

(7) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(8) Provide to the underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

II-3

SIGNATURES

In accordance with the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-1 and authorized this registration statement or amendment to be signed on its behalf by the undersigned, in Charlotte, North Carolina, on May 10, 2023.

STRONG GLOBAL ENTERTAINMENT, INC.

By:	/s/ Mark D. Roberson
Mark D. Roberson, Chief Executive Officer (Principal Executive Officer)

By:	/s/ Todd R. Major
Todd R. Major, Chief Financial Officer (Principal Accounting Officer, Principal Financial Officer)

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

/s/ Mark D. Roberson	Date: May 10, 2023
Mark D. Roberson, Chief Executive Officer, Director
(Principal Executive Officer)

/s/ Todd R. Major	Date: May 10, 2023
Todd R. Major, Chief Financial Officer
(Principal Accounting and Financial Officer)

*	Date: May 10, 2023
D. Kyle Cerminara, Chairman

*	Date: May 10, 2023
Richard E. Govignon Jr., Director

*	Date: May 10, 2023
John W. Struble, Director

*	Date: May 10, 2023
Marsha G. King, Director

*By:	/s/ Mark D. Roberson
Attorney-in-Fact

*By:	/s/ Todd R. Major
Attorney-in-Fact

II-4